THE BLUEPRINT FOR GROWTH

FLUOR ANNUAL REPORT 2013


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TABLE OF CONTENTS | TOC



FLUOR CORPORATION (NYSE: FLR) is one of the world's largest publicly traded engineering, procurement, construction, maintenance and project management companies. Over the past century, Fluor, through its operating subsidiaries, has become a trusted global leader in providing exceptional services and technical knowledge across a broad range of industries. Clients rely on Fluor to deliver world-class solutions that optimize their assets, improve their competitive position and increase their long-term business success. Consistently rated as one of the world's safest contractors, Fluor's primary objective is to develop and execute projects on schedule, within budget and with excellence. Fluor is a FORTUNE 200 company with 38,000 employees operating globally.

FORWARD-LOOKING STATEMENTS

This annual report contains statements that may constitute forward-looking statements involving risks and uncertainties, including statements about our projected earning levels, market outlook, new awards, backlog levels, competition, the adequacy of funds to service debt, and implementation of strategic initiatives and organizational changes. These forward-looking statements reflect the Company's current analysis of existing information as of the date of this annual report, and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the Company's actual results may differ materially from our expectations or projections. Additional information concerning factors that may influence Fluor's results can be found in the Form 10-K that follows this annual report, under the heading "Item 1A. Risk Factors."

FLUOR®

FLUOR has been in business for more than a century. The markets we serve have gone through dramatic transformations. The geographic landscapes that affect our business have shifted.

THROUGHOUT 2013, FLUOR FOCUSED ON ESSENTIAL STEPS TO BUILDING AN EVEN MORE COMPETITIVE AND PROFITABLE COMPANY

Yet, we have worked through all of these changes and prospered. We are successful because we have a plan—a blueprint for growth that guides our current actions, and prepares us for what the future holds. We are following our blueprint, and we are ready.



DAVID T. SEATON
Chairman and CEO

DEAR VALUED SHAREHOLDERS

BLUEPRINT FOR GROWTH

Throughout 2013, Fluor focused on essential steps to building an even more competitive and profitable company—a trusted and admired company—that will withstand the challenges and capitalize on the opportunities that we see in the years ahead.

PLACING OUR CLIENTS AT THE CENTER OF ALL WE DO

Building on Fluor's culture and character to serve the needs of our clients

In the face of economic headwinds, changing markets and competitive pressures, we strengthened our ability to serve client expectations during 2013 by consolidating our sales and marketing assets—centered on meeting client needs from a "One Fluor" perspective. We also reinforced our reputation to serve our clients with integrity, reliability and quality. And we applied innovative thinking to provide solutions that answer complex engineering challenges, while bringing projects in on time and within budget.

Fluor fully understands the value of a corporate brand. We treasure ours. And we protect and improve the equity we have created in our brand every day as we accomplish our work. We also truly believe that we are a part of the brand promise of our clients.

We know that before our clients can achieve success, we have to design and build facilities that operate to clients' exacting standards—safely and reliably. In that regard, we continued to conduct our work in 2013 around a cornerstone of safety—a mainstay of Fluor's heritage and reputation.

We also placed key executives in new roles, positioning businesses to achieve our strategic imperative to grow Fluor profitably. We expanded market presence and competitiveness through "One Fluor" selling opportunities that ensure our clients have access to the full range of Fluor's capabilities and expertise. And we charted a course in 2013 to take greater advantage of Fluor's unique and differentiating capabilities in the years ahead.

We are focused on performing as the best of the best in client service, and measure our success by winning new work and by improving the overall profitability of our company.

OUR FINANCIALS

Creating value for our shareholders

Our financial results for 2013 met our expectations, and we continue to be especially encouraged by the significant and sustained progress of our Oil & Gas group. During the year, the Company booked new awards of $25.1 billion, and our ending backlog stood at $34.9 billion. Fluor's revenue remained strong at $27.4 billion, and net earnings attributable to Fluor rose to $668 million, or $4.06 per diluted share.

Fluor's balance sheet remains strong, with year-end cash and marketable securities of $2.7 billion. During the year, we repurchased $200 million in shares and paid $79 million in dividends, while still maintaining one of the healthiest cash positions in the industry.

We fully understand that to be the first choice of our clients, we must earn and sustain a reputation as their best choice. And we have the same commitment to you, our shareholders.

During the year, Fluor won significant new projects, expanding critical client and partner relationships, putting us into new markets, and confirming our reputation for delivering excellence and value on even the most complex assignments.

2013 ACCOMPLISHMENTS

Strong and longstanding client relationships led to strategically important project awards in the much-anticipated petrochemicals rebirth on the U.S. Gulf Coast. The Dow Chemical Company hired Fluor to execute a considerable portion of its investments in the region. A Fluor joint venture won a significant contract from Chevron Phillips Chemical Company for its U.S. Gulf Coast petrochemicals project, and Fluor secured a front-end engineering and design (FEED) contract for Sasol's world-scale ethane cracker and chemicals facility at its Lake Charles Chemical Complex in Louisiana.

In other Oil and Gas accomplishments, our relationship as BASF's engineering partner of choice expanded with a contract to build its major chemicals complex at BASF's site in Germany. And, especially noteworthy, we moved into the sizable and growing liquefied natural gas market (LNG) in 2013. Through a strategic partnership with JGC, we were selected for Chevron Canada Limited's proposed Kitimat LNG project that was announced in early 2014. Our company was also selected for a FEED project for engineering and design of the Anadarko Mozambique facility in the Republic of Mozambique.

During the year, we completed the new East Span of the San Francisco-Oakland Bay Bridge, the largest and longest single-tower, self-anchored suspension bridge in the world. We're proud to have delivered not only an iconic bridge, but also a sound structure that will withstand major seismic events and serve as an emergency lifeline route for disaster responses.

In addition to the San Francisco-Oakland Bay Bridge, a Fluor-led venture was selected for the design-build of the new Tappan Zee Hudson River Crossing Project, a mega project to deliver the single largest bridge in New York's history.

Freeport-McMoRan Copper & Gold extended its relationship with Fluor, with an award for construction management services for expansion of its Cerro Verde mine in Peru. In addition, the company established a new strategic relationship with Procter & Gamble for facilities management.

Our work with key U.S. government agencies remained strong during the year, with continued support to U.S. troops through our LOGCAP IV contract in Afghanistan. The company also won a U.S. Department of Energy contract for the management and operation of the Strategic Petroleum Reserve, the world's largest supply of emergency crude oil.

During the year, Fluor received notice to begin construction on Dominion Virginia Power's 1,358 megawatt combined-cycle natural gas-fired power plant in Virginia. And Fluor's nuclear small modular reactor technology company, NuScale Power, received approval for U.S. Department of Energy funding that will support its development, licensing and commercialization.



26.9
27.1
25.1
2011
2012
2013

CONSOLIDATED NEW AWARDS
(Dollars in Billions)



39.5
38.2
34.9
2011
2012
2013

CONSOLIDATED BACKLOG
(Dollars in Billions)



3.40
2.71
4.06
2011
2012
2013

EARNINGS PER SHARE
(Dollars)



2.761
2.610
2.745
2011
2012
2013

CASH & MARKETABLE SECURITIES
(Dollars in Billions)

THE BLUEPRINT FOR GROWTH

STRENGTHENING OUR COMPANY THROUGH CHANGE

Expanding our portfolio and profitability

In our hearts, we are engineers and constructors. We excel at managing complexity and take pride in the fact that the more complex the project, the higher the likelihood that we will be there to do the work. But we also know that while complexity can be a great differentiator, our clients are driven by and expect quality performance at competitive prices.

During 2013, we began three initiatives to improve client service and profitable growth, while providing our clients with added assurance for schedule and cost certainty. The company is working to increase its capabilities in direct-hire construction; to expand assets and alliances for modular construction and fabrication; and to use our exceptional knowledge in supply chain to provide greater benefit to our clients and improve the profitability of our company. We are positioned to move forward in these strategic areas during 2014.

Each of these strategic initiatives requires a level of change. While they may vary in degree and complexity, each requires changing business models, mindsets and behaviors from our more recent past. We are up to the challenges and opportunities they represent.

We will continue to improve our competitiveness across our full range of markets and services. We are well positioned to compete for and win work as our clients increase their capital spends with the pace of economic improvement.

USING OUR TALENTS, ENGINEERING EXPERTISE, INNOVATION AND CREATIVITY TO CHANGE

Creating our blueprint for the future

Our greatest asset is our people. Fluor's ability to deliver profitable growth depends on the quality, capabilities and commitment of Fluor employees. I thank them for their dedication to our company and our clients.

I also want to acknowledge Fluor's directors for their steadfast guidance, support and confidence in the company, the leadership team and the future of Fluor. We say good-bye to two long-serving members of Fluor's board, Sue Woolsey and Kent Kresa. Sue and Kent have been exceptional members of our Board, and I thank them for sharing their expertise and leadership with Fluor. We wish them both the very best in retirement. We also welcomed two new esteemed business leaders to the Board of Directors: Lynn Swann, president of the marketing and consulting firm Swann Inc., and Deborah Doyle McWhinney, former chief executive officer of global enterprise payments at Citi.

Through the efforts of our employees, leaders and board members, Fluor was once again recognized by *Fortune* magazine in its 2013 "World's Most Admired Companies" list, earning the top ranking in the engineering and construction sector and placing it in the overall top 10 in the "Global Competitiveness" category. We were also named as one of Ethisphere Institute's "World's Most Ethical Companies" for the seventh consecutive year.

We look forward to another highly successful year in 2014. We firmly believe that we have motivated leaders and capable employees who will meet our expectations and those of our clients and investors.

DAVID T. SEATON

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Fluor Corporation

March 7, 2014

Oil & Gas

Oil & Gas designs and builds some of the world's largest and most complex upstream, downstream and petrochemical projects in remote and challenging locations around the globe. The group provides engineering, procurement, construction and construction management services for processing plants, refineries, pipelines, offshore facilities and other energy assets.


FLUOR

Industrial & Infrastructure

Industrial & Infrastructure delivers projects that are the building blocks of today's urbanized world. The group serves the mining and metals, highway and rail transit, heavy civil, manufacturing and life sciences industries worldwide by providing project management, engineering, procurement, construction, and operations and maintenance solutions.


DEERE

Government

Government partners with a number of U.S. government agencies, including the Departments of Defense, Energy, Labor, Homeland Security and the national security community to help them operate more effectively and efficiently. The group provides logistics services, base and facilities operations and maintenance, contingency response, and environmental and nuclear services.



Global Services

Global Services provides a wide array of solutions to support projects across Fluor groups and to help clients optimize their performance in locations all over the world. The group offers construction resources, industrial fleet and equipment services, supply chain solutions, fabrication and modularization services, and temporary professional staffing.



Power

Power helps its clients generate new megawatts to meet the world's growing demand for electricity. The group designs, builds, commissions, retrofits and maintains facilities across all fuel types and technologies, including fossil fuels, renewables and nuclear, and is an expert in environmental compliance and emissions retrofit work.



2013 CONSOLIDATED BACKLOG BY REGION


36%
33%
14%
7%
10%
UNITED STATES
EUROPE, AFRICA & MIDDLE EAST
CANADA
ASIA PACIFIC & AUSTRALIA
LATIN AMERICA

2013 BACKLOG BY SEGMENT


57%
30%
7%
6%
OIL & GAS
INDUSTRIAL & INFRASTRUCTURE
GOVERNMENT
POWER



Opportunities for our Oil & Gas segment will be robust well into the future.



THE BLUEPRINT FOR GROWTH

Oil & Gas

As population growth continues, countries around the world are scrambling to meet their growing energy consumption. According to the International Energy Agency, global energy demand is expected to increase by over 30 percent by 2035. Regardless of market conditions, this trend will drive OPPORTUNITIES FOR OUR OIL & GAS SEGMENT WELL INTO THE FUTURE.



Oil & Gas


NEW AWARDS
BACKLOG
2011
8.3
15.1
2012
12.6
18.2
2013
12.9
20.0

NEW AWARDS AND BACKLOG
(Dollars in Billions)


2011
276
2012
335
2013
441

SEGMENT PROFIT
(Dollars in Millions)





A snapshot of today's energy industry shows that after decades of oil-centric development, gas is now king. We have seen a substantial shift in new investments toward projects that will monetize this resource. Capitalizing on gas monetization opportunities has become a key strategic initiative for this group, and we have made significant progress with activity in LNG, natural gas liquids, petrochemical, gas-to-liquids, and pipeline projects.

Inexpensive gas is driving tremendous opportunity in North America, our home base, where the group has extensive execution capability and a long history of success. While it's tempting to focus solely on projects in our own back yard, we never lose sight of one of our greatest advantages—we are a commanding global company with the ability to pursue opportunities all over the world. Fluor concentrates on the most active areas in energy development worldwide, and we have structured ourselves for long-term success. The fruits of our labor were apparent in 2013, including $12.9 billion in new awards and finishing the year with a growing backlog of $20 billion. Segment profit rose 32% to $441 million in 2013.

UPSTREAM

Gas production is driving major projects right now in the United States, and we see this as a precursor to opportunities worldwide. As shale gas extraction technologies become more mature, we also expect a steady ramp-up of gas development internationally, first just across our borders in Canada and Mexico, and then other countries in Latin America, Europe and China. Gas production also results in the development of liquids and other components, which lifts oil and chemicals markets and drives additional upstream opportunities for Fluor.

LNG is a primary conduit for gas monetization, and in 2013 we made substantial inroads into this fast-growing market. Currently about 200 million metric tons of LNG are produced every year, which is projected to triple by 2030. This holds game-changing potential for Fluor, and we are positioning ourselves to be a major player in LNG. The group is already gaining traction through our strategic partnership with JGC, which is opening the door for major projects around the world. Chevron recently awarded us its Kitimat LNG production and export terminal project in Canada. We also continue to progress our FEED work on a large project for Anadarko in Mozambique, which will become one of the largest LNG facilities in the world when built.

In Australia, the group is making substantial progress on the upstream gas gathering portion of the large Santos Gladstone LNG project. We are also performing pipeline design work for various projects in North America.

Other highlights include our work for Chevron and partners in Kazakhstan, where Fluor is actively engaged on a multi-billion-dollar wellhead pressure management project for Tengizchevroil (TCO). We continued our work in the Canadian oil sands, including the massive Kearl project and an award to debottleneck an existing oil sands facility. Fluor was also awarded the EPC for significant new scope on a large upstream gas project in Russia.

Another key 2013 win came from Kuwait Oil Company (KOC), which awarded us a five-year comprehensive consulting contract. Fluor will provide front-end design and project and construction management to support KOC's capital expenditure program. We have served this client for more than a decade, and they have reaffirmed their confidence in us.

DOWNSTREAM

The rapid rise in upstream activity has a predictable effect on downstream markets. Investments are steadily increasing for new refineries and refinery upgrades, and Fluor is reaping the benefits in North America, Asia, the Middle East and beyond. We were awarded a large upgrader project for North West Redwater in Canada. In 2013, we completed two FEED projects for new refineries in Mexico. We won two new clean-fuels FEED projects in South Africa and one in Kuwait. Finally, we secured the project management consultancy work on a new grassroots refinery and petrochemical complex in Malaysia.

CHEMICALS

Abundant gas and petrochemical activity go hand-in-hand, giving rise to major new plant investments. Our group is capturing this work. In 2013, our partnerships with BASF and Dow Chemical continued to pay dividends. BASF awarded Fluor an EPCM contract for a petrochemical complex in Germany. Dow has contracted with Fluor to execute a large portion of its Gulfstream project in Texas, including a new ethane cracker—in addition to the propane dehydrogenation project that was awarded in late 2012. Chevron Phillips Chemical awarded Fluor the EPC contract on a major ethane cracker unit on the Texas Gulf Coast. In addition, we were awarded the FEED work for Sasol's world-scale ethane cracker and downstream derivatives facility in Louisiana, which, when built, will be the largest manufacturing investment in the history of the state.

We also have a strong résumé of building petrochemical facilities in the Middle East and China, proving to our clients that they can trust us to deliver anywhere in the world. We further boost their confidence because we are particularly well-equipped to staff and execute projects right here in our backyard. In 2013, we also won new petrochemical work in Saudi Arabia, Qatar, China, Malaysia, Mexico and Canada.

OFFSHORE

We continue to leverage our strong partnerships to gain opportunities offshore. Through our ICA Fluor joint venture in Mexico, we are building an offshore production platform for Pemex in our fabrication yard in Tampico. We also continue to provide services on the Hebron topsides program in Canada for ExxonMobil and the Shell Malampaya project in the Phillipines. Other offshore projects are being performed in Trinidad and Tobago, Abu Dhabi and Thailand.

THE BLUEPRINT

For at least the next two decades, we expect gas to be an outsized component of the fossil fuels investment portfolio. Gas monetization projects will dominate the industry, and we are positioning Fluor to take full advantage.

We are establishing our capability and credibility in LNG and building a presence in growing international markets. We have over 5,000 people in China, India and the Philippines who are moving toward winning full EPC/EPCM work of their own. Clients are increasingly demanding local content on their projects, and we are growing our capabilities within each office to capture this business.

Fluor is one of the few companies that can deliver a truly integrated solution to fully execute projects—engineering, supply chain, fabrication, modularization, construction and a reliable workforce to achieve our clients' plans. Projects worldwide are increasingly bid on a lump-sum basis, and our ability to integrate a full solution allows us to pursue more of these opportunities.

As a leader in the industry, the Oil & Gas group is structured for substantial market growth. Looking ahead, we believe that our clients will continue to value our ability to design, build and integrate large, complex projects. Our blueprint is sound, our business is moving forward, and our outlook is very strong.

RV
2009





Fluor's Industrial & Infrastructure business is driven by a trend that predates our company by hundreds of years—urbanization.





THE BLUEPRINT FOR GROWTH

Industrial & Infrastructure

Fluor's Industrial & Infrastructure business is driven by a trend that predates our company by hundreds of years—population growth and the resulting urbanization. For centuries, populations have migrated increasingly toward city living, driving the need for major infrastructure development, manufacturing plants and the raw materials that are the building blocks of these endeavors. NO MATTER WHAT HAPPENS IN THE SHORT TERM, URBANIZATION WILL CONTINUE TO ACCELERATE. PROJECTS WILL GROW IN SIZE AND COMPLEXITY, AND WE WILL BE THERE TO DELIVER. It is against this backdrop that Industrial & Infrastructure reported $6.6 billion in new awards, a backlog of $10.5 billion, and $476 million in segment profit.

Industrial & Infrastructure



NEW AWARDS
BACKLOG
2011
13.3
21.5
2012
10.4
17.2
2013
6.6
10.5

NEW AWARDS AND BACKLOG
(Dollars in Billions)



2011
419
2012
177
2013
476

SEGMENT PROFIT
(Dollars in Millions)

INFRASTRUCTURE

During the year, we completed a seven-year showcase project, the iconic San Francisco-Oakland Bay Bridge (SFOBB), which opened for traffic in 2013. This is the largest self-anchored suspension bridge in the world, and the largest public infrastructure project in California history. We delivered a bridge built to perform safely for 150 years in one of the most seismically active areas in the world. We did it successfully on a lump-sum, fixed-price basis and we met the opening deadline.

We have leveraged this success into a significant new award, the Tappan Zee Hudson River bridge project in New York. By applying our performance experience and innovations from the SFOBB project, we were able to offer an innovative design that will save the state of New York more than a billion dollars. Other notable 2013 awards included the Horseshoe project in Dallas, an $800 million highway interchange that will streamline what is considered one of the most congested roadways in the United States. We also won the program management and construction supervision contract for the ambitious Doha Bay Sharq Crossing project in Qatar, and the project management contract for a major railway expansion in Saudi Arabia. Bidding activity for infrastructure projects picked up significantly in 2013, and several of these projects are expected to be awarded in 2014.

MINING

The mining industry currently faces a dichotomy— Capital investments in new projects are down, yet consumption of iron and copper continues to rise. We believe a resurgence in capital spending is imminent, and the necessity of increasing demand will inevitably drive new large projects. In fact, the current downturn should actually create even more urgent demand over the medium and long term. The middle class is rapidly swelling in the most populous parts of the world, namely China and India, leaving these countries scrambling to accommodate the growth. This means increased mineral demand and new mining developments, and specifically the kind of challenging mining projects Fluor is best equipped to provide.

Easy resource extraction is a thing of the past. Today's mines are in more remote places with deeper deposits. They are larger and more expensive, and must employ advanced technologies to achieve the necessary efficiencies for success. Fluor handles these challenges like no other company can. When a client needs to develop a multi-billion dollar mining complex, Fluor is the company that gets the call. We were entrusted with Rio Tinto's Oyu Tolgoi project in Mongolia and others of its size because we know how to execute and deliver.

In 2013, we began construction on the $2.9 billion Cerro Verde copper mine project in Peru. Beyond this major new award, new mining opportunities were few, but we are beginning to hear whispers of new activity. Mining companies do not want to be caught with limited capacity when commodity prices rise. Large projects are inevitable, and our relationships are in place and strong. We are confident that when our mining customers' capital investment programs return in earnest, we will be working right alongside them.





INDUSTRIAL SERVICES

One of our greatest advantages when pursuing and executing manufacturing projects is that we have operations and maintenance (O&M) experience in-house. Drawing on our O&M expertise, we are able to help clients in a variety of industries determine the long-term lifecycle costs on their large capital projects. We can design plants for better efficiency and longevity, in order to lower the total operating costs over the life of the plant. In 2013, we completed a large flat-panel glass plant for Corning in Beijing. Our clients value our capabilities, and we see new opportunities with small capital and maintenance projects in the oil and gas, mining and industrial sectors.

THE BLUEPRINT

Populations are multiplying, cities are rapidly expanding, and these trends will continue. Escalating urbanization and improving standards of living will drive enormous, complex projects, which will drive Fluor's Industrial & Infrastructure awards well into the future. Few companies can deliver projects on the scale that Fluor can. Our extensive capabilities in self-perform construction, fabrication, modularization, global supply chain and logistics, and our world-class workforce, will ensure our success. We have built the reputation, résumé and relationships to gain the advantage on every bid list that bears our name.

When mining activity returns, we are already in place to capitalize. The same holds true for our other businesses. Around the world, there is huge pent-up demand for large infrastructure projects. Many of these have gone through the environmental approval process and are now waiting for the funding to move forward. When we reach an inflection point in the economy, the floodgates will open for long-delayed, badly needed mega-infrastructure projects. We see it beginning in Europe and North America, and in fact, we are actively engaged in the pursuit of a number of sizeable road and rail infrastructure programs which we expect will drive new awards in 2014 and beyond.








SAMSUNG
HOSE

The landscape of contract work for the Government group continues to evolve.

THE BLUEPRINT FOR GROWTH

Government

The U.S. government has relied on Fluor to solve some its most complex challenges since the days of the Manhattan Project. In addition to serving our traditional DOD and DOE clients, we are taking advantage of the competitive landscape to expand, offering new solutions to new government agencies. FLUOR'S PROVEN TRACK RECORD AS A LEADING GOVERNMENT SERVICES PREFERRED CONTRACTOR, HELPING ITS CUSTOMERS MANAGE THEIR MYRIAD CHALLENGES, POSITIONS THE GROUP FOR FUTURE GROWTH.



Government


NEW AWARDS
BACKLOG
2011
3.7
1.1
2012
3.2
1.0
2013*
4.1
2.4

NEW AWARDS AND BACKLOG
(Dollars in Billions)

*New awards and backlog for 2013 include the unfunded portion of multi-year government contracts.


2011
145
2012
150
2013
161

SEGMENT PROFIT
(Dollars in Millions)

The U.S. government budgets roughly $25 billion annually for the type of work Fluor is pursuing, and we have built our group to gain a healthy share of this work. We are able to turn these opportunities into contracts by offering our government customers the three things they value above all else—reputation, performance and integrity. Working in that manner, we booked new awards of $4.1 billion in 2013 and ended the year with a backlog of $2.4 billion.

CONTINGENCY OPERATIONS

For years, we have proven our contingency operations capabilities in Afghanistan with LOGCAP (the Army's Logistics Civil Augmentation Program). We have deployed roughly 30,000 people to provide more than 90 distinct services at 76 separate sites to support more than 95,000 coalition soldiers. The United States military is now in the drawdown phase, an enormous undertaking that Fluor is helping to orchestrate. From full-scale deployment to wrapping up and shipping out, we have shown our flexibility to operate in a chaotic, fast-changing environment, and we have proven ourselves a valuable ally to the U.S. government.

We also have proven that our LOGCAP capabilities are completely scalable. Through our recent LOGCAP Africa contract, we have built and are currently operating three bases. We know how to work within LOGCAP to meet any objective, large or small. Contingency work comes in many shapes and sizes, and this experience will surely serve us well in the future. Through our long-term contract with the Federal Emergency Management Agency, we continue to support disaster relief efforts on an ongoing basis.

ENVIRONMENTAL / NUCLEAR

This business line continues to perform ongoing nuclear remediation work at Savannah River in South Carolina and at the Portsmouth Gaseous Diffusion Plant in Ohio. Through these long-term contracts and others, we are considered a tier-one provider in nuclear remediation, a position that we have leveraged to branch out into other work for the Department of Energy. In 2013, we were selected to operate and maintain the country's Strategic Petroleum Reserve. We are also drawing on our decontamination and decommissioning experience, as well as our base operations expertise to address National Nuclear Security Administration work across a broad spectrum of nuclear security mission areas. While most of our projects typically serve the U.S. government, we are also bidding on work in the United Kingdom to decommission 12 nuclear reactors, and we are talking to other potential customers in Russia and Germany.

SERVICES

We continue to execute our base operations support contracts, including the Jacksonville Naval Air Station and the Rock Island Arsenal. We also won the construction services project for building new facilities in Balad, Iraq that will support the country's new force of F-16 fighter jets. Our contingency experience with LOGCAP projects has been invaluable in building our competencies for ongoing services work. We are experts in rapid resource deployment, logistics, life-support services, equipment services, power generation, training services, asset management and construction.

THE BLUEPRINT

We have invested in our people, processes and systems to build a strong foundation for fundamental long-term growth. We are targeting prospects that will diversify our portfolio with a variety of steady work—a portfolio that will sustain us regardless of fluctuations in the contingency operations business.

We are aggressively leveraging our experience to pursue new markets and customers. For example, we recently branched out into secure services, in which we perform construction projects for classified customers in the national security arena. A recent success of this initiative was our win of the internal construction and operation of a major data center facility for a federal customer.

Our blueprint positions the group to pursue both mid-sized and mega-sized opportunities. We have aligned our offerings with our customers' greatest needs, and we are targeting the highest-probability opportunities. We bring partners to the table when it allows us to improve the offering, and we continue to build our strong leadership team.

While government budgets may shrink, the market for outsourced services is expected to grow. This will drive our business. Through our performance in 2013, we proved that our strategy of being a trusted partner works and will propel us forward over the long term.


JLG LIFT

Global Services provides the construction personnel, fabrication capabilities, equipment and professional staffing needed to execute projects of all sizes and all levels of complexity around the world.



THE BLUEPRINT FOR GROWTH

Global Services

Global Services is the embodiment of the One Fluor approach, supporting the execution of projects across all of our business groups. Fluor is one of the few premier engineering, procurement, fabrication and construction companies, and our group plays a vital role in the seamless integration that it takes to deliver a complete solution to the client. We provide the construction personnel, fabrication capabilities, equipment and professional staffing needed to execute projects of all sizes and all levels of complexity around the world. The past year was especially active for Global Services, including the establishment of additional global fabrication capabilities. WE ARE SEEING OUR STRATEGY COME TO LIFE, AND WE LOOK TO THE FUTURE WITH GREAT OPTIMISM.


Global Services
2011
573
2012
680
2013
612
REVENUE
(Dollars in Millions)
2011
122
2012
125
2013
120
SEGMENT PROFIT
(Dollars in Millions)

EQUIPMENT

AMECO actively supports Fluor's construction efforts and also pursues contracts with outside customers. A key win came from Dow Chemical in Freeport, Texas, where we negotiated an agreement that covers all equipment needs for the company's massive Gulf Coast facility expansion through all phases of construction. We also strengthened our longstanding South American presence, where we are leveraging our extensive experience working on large mining projects in Peru and Chile. We signed a joint-venture agreement with Mitsui to provide equipment throughout Colombia, which gives us good leverage for the mining, oil and gas and infrastructure projects in the country.

STAFFING

TRS added to its global network of offices, opening a branch in India to provide skilled engineers for our project management contract with Reliance. We fully expect to use this office as a springboard to other opportunities in this region.

FABRICATION

Most Fluor projects rely on fabrication services, a vital capability that we have often outsourced. We have recently strengthened our in-house fabrication resources, so we can maintain complete control over a project's critical path, and capture additional revenue. We currently provide fabrication services through facilities in Canada, the Philippines, Mexico and Australia. We also have advanced our strategy to integrate modularization, which gives us more control over each project's cost and schedule by moving more of the work to the fabrication yard. Our facilities are already executing significant projects. For example, we are providing approximately 700 metric tons of fabricated steel to support our Gulf Coast contracts alone, and we are currently bidding new work with major clients.

CONSTRUCTION

Fluor construction projects require thousands of skilled personnel. We provide the craft workforce, field supervision staffing, and technical support personnel that are needed to deliver a successful project. In 2013, we staffed up our craft workforce to support the major construction projects the company has underway. Two examples are the Gulf Coast and Western Canada, where we are in the process of building a workforce of thousands of skilled craft labor to execute our projects there.

THE BLUEPRINT

Fluor's preference is to perform construction on a self-perform basis, which necessitates strong Global Services support. We will continue to integrate our offerings into the fabric of Fluor projects to help ensure their success.

We will also continue to build out our construction capability. This means we will provide the best recruiting and training to support Fluor projects, and we will attract and retain these valuable people by giving them outstanding training, a strong safety culture, and predictable, ongoing work. We are constantly working to further raise our profile as the premier craft employer so that the best people in the field invariably will be wearing the Fluor badge.

Fabrication is an important and growing part of our blueprint for growth. We are capturing revenue that used to go to subcontractors, and we will use that revenue to build even more capacity and more value for our clients and shareholders. Global Services is well equipped to support the significant expected upturn in construction projects now and into the future.


AMECO



In Power, we help our customers bring megawatts online through a variety of fuel sources.



THE BLUEPRINT FOR
GROWTH

Power

Leveraging our capabilities as a lump-sum project provider, the Power group helps our customers bring megawatts online through a variety of fuel sources, from natural gas to nuclear, coal and solar. We also provide operations and maintenance services to help our power customers run their facilities efficiently. WE SEE OPPORTUNITIES IN ALL OF OUR FOCUS MARKETS, AND WE HAVE ACHIEVED SIGNIFICANT ACCOMPLISHMENTS ACROSS THE BOARD. In 2013, we booked $1.5 billion in new awards and finished the year with a backlog of $2.0 billion.



Power



NEW AWARDS
BACKLOG
2011
1.6
1.8
2012
0.9
1.9
2013
1.5
2.0

NEW AWARDS AND BACKLOG
(Dollars in Billions)



2011
81
2012*
-17
2013*
12

SEGMENT PROFIT
(Dollars in Millions)

*Includes NuScale investment of $63 million in 2012 and $53 million in 2013.

NATURAL GAS

Low prices and abundant supply are creating large-scale opportunities for gas-fired power plants. Fluor is building a 540-megawatt plant for LCRA in Texas, and we were recently awarded an $800 million project in Virginia for Dominion Energy. As 2013 progressed, we bid multiple gas-fired projects collectively worth $5 billion. We expect this rise in activity to generate an increase in new awards in 2014 and beyond.

COAL AND ENVIRONMENTAL COMPLIANCE

Given current greenhouse gas regulations, the United States is not building new coal plants, but we still see opportunities. Existing U.S. coal plants will require retrofits to meet new requirements, but uncertainty in legislation is keeping large projects in a wait-and-see mode. Eventually, a combination of regulatory clarity and rising demand will drive opportunities for Fluor across all fuel types.

NUCLEAR

The development and approval process for traditional new-build nuclear facilities continues to lag, yet there are still some notable opportunities. In 2013, we performed initial engineering work on the Dominion North Anna 3 nuclear program in Virginia. We are also pursuing new projects in Europe, and positioning ourselves strategically in Saudi Arabia, which has long-term plans to build 16 reactors. We continue to develop small modular reactor (SMR) technology through NuScale, which recently won funding from the Department of Energy. We expect to be the exclusive EPC company to build these facilities once the technology is commercialized.

RENEWABLES

In 2013, Fluor completed the Arlington Valley Solar Energy facility in Arizona, which is now providing 125 megawatts to the grid. We are working on two other major projects in Arizona and California, adding up to $1 billion in EPC value and 350 megawatts of solar power. Our focus is to pursue the largest new projects, 40 megawatts in size or larger. We believe this market will steadily grow.

COGENERATION

Large industrial complexes, such as those being built on the Gulf Coast and in Canada, have massive power requirements, which are creating power generation opportunities for Fluor. Our experience and strong client relationships give us a unique advantage here. Fluor is already on the inside of many of these facilities, making us a natural choice for cogeneration work.

POWER SERVICES

Power companies are increasingly outsourcing their O&M activities. We are stepping in to provide the well-trained workforce they need. We have built strong, long-term O&M relationships with major power players, including Luminant, Southern Company, NRG and Oklahoma Gas & Electric. One client, Pacific Gas & Electric, recently praised our work by naming us Generation Supplier of the Year.

THE BLUEPRINT

Creating the right blueprint for growth in the power industry starts with geographic focus. Fluor only targets countries that are showing strong economic progress and have a stable and established power market. We also focus on markets where we can deliver a strong lump-sum advantage. Right now, we can offer superior labor resources in existing key markets like the United States and Canada, and targeted international markets such as the Philippines, Saudi Arabia and Brazil. We are leveraging our global reach to create more supply chain efficiency, and we are continuing to focus on our core strength—self-perform construction.

The U.S. power industry has been contending with overcapacity since 2008. We are seeing the market steadily taking a turn out of this decline into a gradual buildup. Markets are changing, with gas replacing coal, and many countries are looking to solar and nuclear to diversify. We are aligning our offerings with these trends, and we forecast a growing prospect list in 2014 and beyond. The Power group has been one of Fluor's largest businesses in years past and holds the potential to become one of the largest contributors again.

NEW AWARDS AND BACKLOG DATA

NEW AWARDS BY SEGMENT

Year Ended December 31	2013		2012		2011	
($ in millions)						
Oil & Gas	**$ 12,915**	52%	$ 12,602	47%	$ 8,325	31%
Industrial & Infrastructure	**6,624**	26%	10,420	38%	13,266	49%
Government*	**4,047**	16%	3,223	12%	3,724	14%
Power	**1,500**	6%	884	3%	1,581	6%
Total New Awards	**$ 25,086**	100%	$ 27,129	100%	$ 26,896	100%

NEW AWARDS BY REGION

Year Ended December 31	2013		2012		2011	
($ in millions)						
United States	**$ 9,369**	37%	$ 6,374	24%	$ 4,420	16%
Europe, Africa and Middle East	**7,941**	32%	7,581	28%	7,399	28%
Americas (non-U.S.)	**6,271**	25%	10,683	39%	8,310	31%
Asia Pacific (includes Australia)	**1,505**	6%	2,491	9%	6,767	25%
Total New Awards	**$ 25,086**	100%	$ 27,129	100%	$ 26,896	100%

BACKLOG BY SEGMENT

Year Ended December 31	2013		2012		2011	
($ in millions)						
Oil & Gas	**$ 20,003**	57%	$ 18,181	48%	$ 15,068	38%
Industrial & Infrastructure	**10,493**	30%	17,163	44%	21,482	54%
Government*	**2,404**	7%	978	3%	1,091	3%
Power	**2,007**	6%	1,877	5%	1,843	5%
Total Backlog	**$ 34,907**	100%	$ 38,199	100%	$ 39,484	100%

BACKLOG BY REGION

Year Ended December 31	2013		2012		2011	
($ in millions)						
United States	**$ 12,664**	36%	$ 9,445	25%	$ 8,572	22%
Europe, Africa and Middle East	**11,363**	33%	9,553	25%	8,172	21%
Americas (non-U.S.)	**8,350**	24%	13,355	35%	12,223	31%
Asia Pacific (includes Australia)	**2,530**	7%	5,846	15%	10,517	26%
Total Backlog	**$ 34,907**	100%	$ 38,199	100%	$ 39,484	100%

*New awards and backlog for 2013 include $983 million for the unfunded portion of multi-year government contracts

SELECTED FINANCIAL DATA

CONSOLIDATED OPERATING RESULTS

Year Ended December 31	**2013**	2012	2011	2010	2009
(in millions, except per share and employee information)					
Total revenue	**$27,351.6**	$27,577.1	$23,381.4	$20,849.3	$21,990.3
Earnings before taxes	**1,177.6**	733.5	1,001.8	559.6	1,136.8
Net earnings attributable to Fluor Corporation	**667.7**	456.3	593.7	357.5	684.9
Earnings per share					
Basic	**$ 4.11**	$ 2.73	$ 3.44	$ 2.01	$ 3.79
Diluted	**4.06**	2.71	3.40	1.98	3.75
Cash dividends per common share declared	**0.64**	0.64	0.50	0.50	0.50
Return on average shareholders' equity	**18.6%**	13.0%	17.4%	10.4%	23.0%
CONSOLIDATED FINANCIAL POSITION					
Current assets	**$ 6,003.7**	$ 6,094.1	$ 5,878.7	$ 5,561.8	$ 5,122.1
Current liabilities	**3,407.2**	3,887.1	3,838.2	3,522.4	3,301.4
Working capital	**2,596.5**	2,207.0	2,040.5	2,039.4	1,820.7
Property, plant and equipment, net	**967.0**	951.3	921.6	866.3	837.0
Total assets	**8,323.9**	8,276.0	8,268.4	7,613.9	7,178.5
Capitalization					
3.375% Senior Notes	**496.6**	496.2	495.7	—	—
1.5% Convertible Senior Notes	**18.4**	18.5	19.5	96.7	109.8
Other debt obligations	**11.4**	26.3	17.8	17.8	17.7
Shareholders' equity	**3,757.0**	3,341.3	3,395.5	3,497.0	3,305.5
Total capitalization	**4,283.4**	3,882.3	3,928.5	3,611.5	3,433.0
Total debt as a percent of total capitalization	**12.3%**	13.9%	13.6%	3.2%	3.7%
Shareholders' equity per common share	**$ 23.29**	$ 20.58	$ 20.09	$ 19.82	$ 18.48
Common shares outstanding at year end	**161.3**	162.4	169.0	176.4	178.8
OTHER DATA					
New awards	**$25,085.6**	$27,129.2	$26,896.1	$27,362.9	$18,455.4
Backlog at year end	**34,907.1**	38,199.4	39,483.7	34,908.7	26,778.7
Capital expenditures	**288.5**	254.7	338.2	265.4	233.1
Cash provided by operating activities	**788.9**	628.4	889.7	550.9	905.0
Cash provided (utilized) by investing activities	**(234.6)**	(38.4)	(436.4)	218.4	(818.1)
Cash utilized by financing activities	**(369.6)**	(616.6)	(395.8)	(389.9)	(323.0)
Employees at year end					
Salaried employees	**29,425**	32,592	33,252	29,159	24,943
Craft/hourly employees	**8,704**	8,601	9,835	10,070	11,209
Total employees	**38,129**	41,193	43,087	39,229	36,152

Net earnings attributable to Fluor Corporation in 2013 included pre-tax income of $57 million (or $0.22 per diluted share) resulting from the favorable resolution of various issues with the U.S. government related to 2001-2013. Of this amount, $31 million was the result of resolving challenges as to the reimbursability of certain costs, $11 million was the result of a favorable court ruling that resolved certain disputed items and $15 million was related to the closeout and final disposition of other matters. Net earnings attributable to Fluor Corporation in 2012 included pre- tax charges of $416 million (or $1.57 per diluted share) for the Greater Gabbard Offshore Wind Farm ("Greater Gabbard") Project, a pre-tax gain of $43 million (or $0.16 per diluted share) on the sale of the company's unconsolidated interest in a telecommunications company located in the United Kingdom and tax benefits of $43 million ($0.25 per diluted share) associated with the net reduction of tax reserves for various domestic and international disputed items and a U.S. Internal Revenue Service ("IRS") settlement.

See page 29 of our Form 10-K for all explanatory footnotes relating to this selected financial data.

BOARD OF DIRECTORS



FROM LEFT TO RIGHT:

Alan M. Bennett
Former President and Chief Executive Officer of H & R Block, Inc.; Director of Halliburton Company and The TJX Companies, Inc. (2011) (2)

Armando J. Olivera
Former President and Chief Executive Officer of Florida Power & Light Company; Director of AGL Resources, Inc. (2012) (2)

Dean R. O'Hare
Former Chairman and Chief Executive Officer of The Chubb Corporation; Director of AGL Resources, Inc. (1997) (1) (3) (4)

Dr. Suzanne H. Woolsey
Chief Executive Officer, Woolsey Partners, LLC; Retired Chief Communications Officer for the National Academies; Director of Invesco Van Kampen closed-end funds (2004) (2) (3)

Lynn C. Swann
President, Swann, Inc.; Trustee of American Homes 4 Rent and Director of Caesars Entertainment Corporation (2013) (2)

Peter J. Fluor
Fluor's Lead Independent Director; Chairman and Chief Executive Officer of Texas Crude Energy, LLC; Director of Anadarko Petroleum Corporation and Cameron International Corporation (1984) (1) (3) (4)

David T. Seaton
Chairman and Chief Executive Officer of the Company; Director of The Mosaic Company (2011) (1)

James T. Hackett
Partner, Riverstone Holdings LLC; Former Chief Executive Officer of Anadarko Petroleum Corporation; Director of Bunge Limited and Cameron International Corporation (2001) (2) (4)

Peter K. Barker
Former California Chairman, JP Morgan Chase & Co.; Director of Avery Dennison Corporation and Franklin Resources, Inc. (2007) (2) (3)

Kent Kresa
Chairman Emeritus and former Chairman and Chief Executive Officer of Northrop Grumman Corporation; Director of MannKind Corporation (2003) (2) (4)

Rosemary T. Berkery
Vice Chairman, UBS Wealth Management Americas; Chairman, UBS Bank USA (2010) (3)

Admiral Joseph W. Prueher
U.S. Navy (retired); Former United States Ambassador to the People's Republic of China; Director of Armada Hoffler Properties, Inc. and Emerson Electric Co. (2003) (3) (4)

Nader H. Sultan
Senior Partner, F + N Consulting Company; Former Chief Executive Officer and Deputy Chairman of Kuwait Petroleum Corporation; Chairman of Ikarus Petroleum Industries (2009) (2) (3)

(NOT PICTURED)

Deborah D. McWhinney
Former Chief Executive Officer and Chief Operating Officer of Global Enterprise Payments at Citi (2014) (2)

Years in parentheses indicate the year each director was elected to the Board.
(1) Executive Committee — David T. Seaton, Chairman;
(2) Audit Committee — James T. Hackett, Chairman;
(3) Governance Committee — Dean R. O'Hare, Chairman;
(4) Organization and Compensation Committee — Peter J. Fluor, Chairman

OFFICERS



FROM LEFT TO RIGHT:

David T. Seaton
Chairman and Chief Executive Officer (1984)

Biggs C. Porter
Senior Vice President and Chief Financial Officer (2012)

Ray F. Barnard
Senior Vice President, Information Technology and Execution Services (2000)

Peter Oosterveer
Group President, Oil & Gas (1988)

Stephen B. Dobbs
Group President, Industrial & Infrastructure (1980)

Glenn C. Gilkey
Senior Vice President, Human Resources and Administration (1988)

Bruce A. Stanski
Group President, Government (2009)

David R. Dunning
Group President, Business Development (1977)

Kirk D. Grimes
Group President, Supply Chain (1980)

Garry W. Flowers
Group President, Global Services (1978)

Carlos M. Hernandez
Senior Vice President, Chief Legal Officer and Secretary (2007)

(NOT PICTURED)

James M. Lucas
Senior Vice President, Tax and Treasurer (2006)

David Marventano
Senior Vice President, Government Relations (2003)

Gary G. Smalley
Senior Vice President and Controller (1991)

This officer information is presented as of December 31, 2013. Years in parentheses indicate the year each officer joined Fluor.

PHOTOGRAPHY CREDITS

PAGE 6 TOP:
TAQA Gas Storage Bergermeer
The Netherlands

PAGE 6 2ND FROM TOP:
Denver Eagle Commuter Rail Line
Denver, Colorado
Photo courtesy of HDR, Inc.; ©2013, Keith Philport

PAGE 6 MIDDLE:
U.S. Department of Energy
Portsmouth Site, Piketon, Ohio

PAGE 6 2nd TO BOTTOM:
Minera Los Pelambres Project
Chile

PAGE 6 BOTTOM:
Oklahoma Gas & Electric facility
Muskogee, Oklahoma

PAGE 8:
Dow Chemical Gulfstream Program
(PDH-1, PUI, LHC9)
Freeport, Texas

PAGE 10:
ExxonMobil Point Thomson Project
Point Thomson, Alaska

PAGE 11 LEFT:
BASF Project GIR
Dahej, India

PAGE 11 MIDDLE:
Quest Carbon Capture and Storage
Alberta, Canada

PAGE 11 RIGHT:
Gladstone LNG Upstream Project
Australia

PAGE 13 TOP:
ICA Fluor Fabrication Yard
Tampico, Mexico

PAGE 13 BOTTOM:
Sadara Utilities and Offsites
Al-Jubail, Saudi Arabia

PAGE 14:
San Francisco-Oakland Bay Bridge
San Francisco, California
Photo courtesy of Eric Christianson

PAGE 17 BOTTOM LEFT:
I-95 HOT Lanes Project
Fairfax County, Virginia
Photo courtesy of 95 Express Lanes Project

PAGE 17 BOTTOM RIGHT:
SCM Minera Lumina Copper Chile
Caserones Project
Chile

PAGE 18:
Denver Eagle Commuter Rail Line
Denver, Colorado

PAGE 19:
BHP Billiton Jimblebar Mine
Western Australia
Photo courtesy of BHP Billiton

PAGE 20 and 22:
U.S. Department of Energy Savannah
River Site Management and Operations
near Aiken, South Carolina

PAGE 24:
Dow Chemical Gulfstream Program
(PDH-1, PUI, LHC9)
Freeport, Texas

PAGE 27:
Minera Los Pelambres Project
Chile

PAGE 28:
Arlington Valley Solar Energy II Project
Maricopa, California

PAGE 30:
South Carolina Electric & Gas
Wateree Station
Eastover, South Carolina

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 1-16129

FLUOR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**33-0927079**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
6700 Las Colinas Boulevard Irving, Texas	**75039**
(Address of principal executive offices)	*(Zip Code)*

469-398-7000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 28, 2013, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $9.6 billion based on the closing sale price as reported on the New York Stock Exchange.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 12, 2014
Common Stock, $.01 par value per share	160,347,488 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 1, 2014 (Proxy Statement)	Part III

FLUOR CORPORATION
INDEX TO ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended December 31, 2013

Forward-Looking Information

From time to time, Fluor® Corporation makes certain comments and disclosures in reports and statements, including this annual report on Form 10-K, or statements are made by its officers or directors, that, while based on reasonable assumptions, may be forward-looking in nature. Under the Private Securities Litigation Reform Act of 1995, a "safe harbor" may be provided to us for certain of these forward-looking statements. We wish to caution readers that forward-looking statements, including disclosures which use words such as the company "believes," "anticipates," "expects," "estimates" and similar statements are subject to various risks and uncertainties which could cause actual results of operations to differ materially from expectations.

Any forward-looking statements that we may make are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those anticipated by us. Any forward-looking statements are subject to the risks, uncertainties and other factors that could cause actual results of operations, financial condition, cost reductions, acquisitions, dispositions, financing transactions, operations, expansion, consolidation and other events to differ materially from those expressed or implied in such forward-looking statements.

Due to known and unknown risks, our actual results may differ materially from our expectations or projections. While most risks affect only future cost or revenue anticipated by us, some risks may relate to accruals that have already been reflected in earnings. Our failure to receive payments of accrued amounts or incurrence of liabilities in excess of amounts previously recognized could result in a charge against future earnings. As a result, the reader is cautioned to recognize and consider the inherently uncertain nature of forward-looking statements and not to place undue reliance on them.

These factors include those referenced or described in this Annual Report on Form 10-K (including in "Item 1A. — Risk Factors"). We cannot control such risk factors and other uncertainties, and in many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. You should consider these risks and uncertainties when you are evaluating us and deciding whether to invest in our securities. Except as otherwise required by law, we undertake no obligation to publicly update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

Defined Terms

Except as the context otherwise requires, the terms "Fluor" or the "Registrant" as used herein are references to Fluor Corporation and its predecessors and references to the "company," "we," "us," or "our" as used herein shall include Fluor Corporation, its consolidated subsidiaries and divisions.

PART I

Item 1. ***Business***

Fluor Corporation was incorporated in Delaware on September 11, 2000 prior to a reverse spin-off transaction involving the company. However, through our predecessors, we have been in business for over a century. Our principal executive offices are located at 6700 Las Colinas Boulevard, Irving, Texas 75039, telephone number (469) 398-7000.

Our common stock currently trades on the New York Stock Exchange under the ticker symbol "FLR".

Fluor Corporation is a holding company that owns the stock of a number of subsidiaries. Acting through these subsidiaries, we are one of the largest professional services firms providing engineering, procurement, construction, fabrication and modularization, commissioning and maintenance as well as project management services on a global basis. We serve a diverse set of industries worldwide including oil and gas, chemicals and petrochemicals, transportation, mining and metals, power, life sciences and manufacturing. We are also a service provider to the U.S. federal government; and we perform operations and maintenance activities for major industrial clients.

Our business is aligned into five principal segments. The five segments are Oil & Gas, Industrial & Infrastructure, Government, Global Services and Power. Fluor Constructors International, Inc., which is organized and operates separately from the rest of our business, provides unionized management and construction services in the United States and Canada, both independently and as a subcontractor on projects in each of our segments. Financial information on our segments, as defined under accounting principles generally accepted in the United States, is set forth on page F-45 of this annual report on Form 10-K under the caption "Operating Information by Segment," which is incorporated herein by reference.

Competitive Strengths

As an integrated world class provider of engineering, procurement, construction, maintenance and project management services, we believe that our business model allows us the opportunity to bring to our clients on a global basis compelling business offerings that combine excellence in execution, safety, cost containment and experience. In that regard, we believe that our business strategies, which are based on certain of our core competencies, provide us with some significant competitive advantages:

Excellence in Execution Given our proven track record of project completion and client satisfaction, we believe that our ability to design, engineer, construct, commission and manage complex projects often in geographically challenging locations gives us a distinct competitive advantage. We strive to complete our projects on schedule while meeting or exceeding all client specifications. In an increasingly competitive environment, we are also continually emphasizing cost controls so that our clients achieve not only their performance requirements but also their budgetary needs.

Financial Strength We believe that we are among the most financially sound companies in our sector. We strive to maintain a solid financial condition, placing an emphasis on having a strong balance sheet and an investment grade credit rating. Our financial strength provides us a valuable competitive advantage in terms of access to surety bonding capacity and letters of credit which are critical to our business. Our strong balance sheet also allows us to fund our strategic initiatives, pay dividends, repurchase stock, pursue opportunities for growth and better manage unanticipated cash flow variations.

Safety One of our core values and a fundamental business strategy is our constant pursuit of safety. Both for us and our clients, the maintenance of a safe and secure workplace is a key business driver. In the areas in which we provide our services, we have delivered and continue to deliver excellent safety performance, with our safety record being better than the industry average. In our estimation, a safe job site decreases risks on a project site, assures a proper environment for our employees and enhances their morale, reduces project cost and exposure and generally improves client relations. We believe that our safety record is one of our most distinguishing features.

Global Execution Platform As the largest U.S.-based, publicly-traded engineering, procurement, construction and maintenance company, we have a global footprint with employees situated throughout the world. Our global presence allows us to build local relationships that permit us to capitalize on opportunities near these locations. It also allows us to mobilize quickly to international project sites.

Market Diversity The company serves multiple markets across a broad spectrum of industries and offers a wide variety of engineering, procurement, construction, fabrication and modularization, commissioning and maintenance services. We feel that our market diversity is a key strength of our company that helps to mitigate the impact of the cyclicality in the markets we serve. Just as important, our concentrated attention on market diversification allows us to achieve more consistent growth and deliver solid returns. We believe that our continued strategy of maintaining a good mixture within our entire business portfolio permits us to both focus on our more stable business markets and to capitalize on developing our cyclical markets when the timing is appropriate. This strategy also allows us to better weather any downturns in a specific market by emphasizing markets that are strong.

Client Relationships Our culture is based on putting the customer at the center of everything we do. We actively pursue relationships with new clients while at the same time building on our long-term relationships with existing clients. We continue to believe that long-term relationships with existing, sometimes decades-old, clients serves us well by allowing us to better understand and be more responsive to their requirements. Regardless of whether our clients are new or have been with us for many years, our ability to successfully foster relationships is a key driver to the success of our business.

Risk Management We believe that our ability to assess, understand, gauge and mitigate project risk, especially in difficult locations or circumstances or in a fixed-price contracting environment, gives us the ability to selectively enter into markets or accept projects where we feel we can best manage risks. We have an experienced management team, particularly in risk management and project execution, which helps us to better anticipate and understand potential risks and, therefore, how to manage them. Our risk management capabilities allow us to better control costs and ensure timely performance, which in turn leads to clients who are satisfied with the delivered product.

General Operations

Our services fall into five broad categories: engineering, procurement, construction, maintenance and project management. We offer these services independently as well as on a fully integrated basis. Our services can range from basic consulting activities, often at the early stages of a project, to complete design-build contracts.

- In engineering, our expertise ranges from traditional engineering disciplines such as piping, mechanical, electrical, control systems, civil, structural and architectural to advanced engineering specialties including process engineering, chemical engineering, simulation, enterprise integration, integrated automation processes and interactive 3-D modeling. As part of these services, we often provide conceptual design services, which allow us to align each project's function, scope, cost and schedule with the client's objectives in order to optimize project success. Also included within these services are such activities as feasibility studies, project development planning, technology evaluation, risk management assessment, global siting, constructability reviews, asset optimization and front-end engineering.
- Our procurement organization offers traditional procurement services as well as supply chain solutions aimed at improving product quality and performance while also reducing project cost and schedule. Our clients benefit from our global sourcing and supply expertise, global purchasing power, technical knowledge, processes, systems and experienced global resources. Our traditional procurement activities include strategic sourcing, material management, contracts management, buying, expediting, supplier quality inspection, logistics and trade compliance.
- In construction, we mobilize, execute, commission and demobilize projects on a self-perform or subcontracted basis or through construction management as the owner's agent. Generally, we are responsible for the completion of a project, often in difficult locations and under challenging circumstances. We are frequently designated as a program manager, where a client has facilities in multiple locations, complex phases in a single project location, or a large-scale investment in a facility. Depending upon the project, we often serve as the primary contractor or we may act as a subcontractor to another party. We also provide a variety of fabrication and modularization services, including integrated engineering and modular fabrication and assembly, modular construction and asset support services.
- Under our operations and maintenance contracts, our clients ask us to operate and maintain large, complex facilities for them. We do so through the delivery of total maintenance services, facility management, plant readiness, commissioning, start-up and maintenance technology, small capital projects and turnaround and outage services, on a global basis. Among other things, we can provide key management, staffing and management skills to clients on-site at their facilities. Our operations and maintenance activities can also include routine and outage/turnaround maintenance services,

general maintenance and asset management, emissions reduction technologies and services, and restorative, repair, predictive and prevention services.

- Project management is required on every project, with the primary responsibility of managing all aspects of the effort to deliver projects on schedule and within budget. We are often hired as the overall program manager on large complex projects where various contractors and subcontractors are involved and multiple activities need to be integrated to ensure the success of the overall project. Project management services include logistics, development of project execution plans, detailed schedules, cost forecasts, progress tracking and reporting, and the integration of the engineering, procurement and construction efforts. Project management is accountable to the client to deliver the safety, functionality and financial performance requirements of the project.

We operate in five principal business segments, as described below.

Oil & Gas

Through our Oil & Gas segment, we have long served the global oil and gas production, processing, and the chemical and petrochemical industries, as an integrated service provider offering a full range of design, engineering, procurement, construction and project management services to a broad spectrum of energy-related industries. We serve a number of specific industries including upstream oil and gas production, liquefied natural gas (LNG), downstream refining, offshore production, pipeline, chemicals and petrochemicals. While we perform projects that range greatly in size and scope, we believe that one of our distinguishing features is that we are one of the few companies that have the global strength and experience to perform extremely large projects in difficult locations. As the locations of large scale oil, gas and chemicals projects have become more challenging geographically, geopolitically or otherwise, we believe that clients will continue to look to us based upon our size, strength, global reach and experience. Moreover, as many of our clients continue to recognize that they need to invest and develop resources to meet oil, gas and chemicals demands, we believe that the company has been and will continue to be extremely well-positioned to capitalize on these opportunities.

As the global economy becomes increasingly competitive, clients are placing more emphasis on lower cost project execution. Also, in many of the countries where we work, clients are requiring more local content in their projects by mandating use of in-country talent and procurement of in-country goods and services. To meet these challenges, we continue to expand our footprint in growth regions to allow us to build local relationships, such as strategic alliances with local partners. We are emphasizing local training programs. And, we are increasing our use of distributed execution centers such as our offices in Manila, New Delhi and Cebu where we can continue to provide superior services but on a more cost-efficient basis.

With each specific project, our role can vary. We may be involved in providing front-end engineering, program management and final design services, construction management services, self-perform construction, or oversight of other contractors and we may also assume responsibility for the procurement of materials, equipment and subcontractors. We have the capacity to design and construct new facilities, upgrade, revamp and expand existing facilities, and rebuild facilities following fires and explosions. We also provide consulting services ranging from feasibility studies to process assessment to project finance structuring and studies.

In the upstream sector, our clients need to develop additional and new sources of supply. Our typical projects in the upstream sector revolve around the production, processing and transporting of oil and gas resources, including the development of major new fields and pipelines, as well as LNG projects. We are also involved in offshore production facilities and we continue to see significant opportunities in the Canadian oil sands market and in conventional and unconventional gas projects in various geographical locations.

In the downstream sector, we continue to pursue significant global opportunities relating to refined products. Our clients are modernizing and modifying existing refineries to increase capacity and satisfy environmental requirements. We continue to play a strong role in each of these markets. We also remain focused on markets, such as clean fuels, where an increasing number of countries are implementing stronger environmental standards. As heavier feedstocks become more viable to refine, we employ our strength in technologies to pursue opportunities that facilitate the removal of sulfur from this heavier crude.

In the chemicals and petrochemicals market, we have been very active for several years with major projects involving the expansion of ethylene based derivatives. The most active markets have been in the Middle East and Asia, where there is significant demand for chemical products, and more recently in the United States driven by the availability of low cost gas.

With our partner Grupo ICA, we maintain a joint venture known as ICA Fluor, through which we continue to participate in the Mexican and Central American oil, gas, power, chemical and other markets.

Industrial & Infrastructure

The Industrial & Infrastructure segment provides design, engineering, procurement and construction services to the mining and metals, transportation, life sciences, manufacturing, commercial and institutional, telecommunications, wind power, microelectronics, water and healthcare sectors. These projects often require application of our clients' state-of-the-art processes and intellectual knowledge. We focus on providing our clients with capital improvements through solutions that seek to reduce and contain cost and to compress delivery schedules. By doing so, we are able to complete our clients' projects on a quick and more cost efficient basis. In addition, we also work closely with clients in these and other sectors, including clients in the oil and gas and chemicals industries, by providing operations and maintenance services to help them achieve operational improvements at new or existing facilities thereby allowing our clients to remain focused on their core business functions.

In transportation, we focus on infrastructure projects, such as roads, highways, bridges and rail, with particular interest in large, complex projects. We provide a broad range of services including consulting, design, planning, financial structuring, engineering and construction, domestically and internationally. Many of our projects involve the use of public/private partnerships, which allow us to develop and finance deals in concert with public entities for projects such as toll roads that would not have otherwise been commenced, had only public funding been available. From time to time, we are also an equity investor in public/private partnership projects. As the global population continues to grow (especially in emerging countries) and existing infrastructure continues to age (especially in developed countries), we have won and will continue to pursue transportation projects on a global basis.

In mining and metals, we provide a full range of services to the iron ore, copper, diamond, gold, nickel, alumina, aluminum and other commodity-based industries. These services include feasibility studies through detailed engineering, design, procurement, construction, and commissioning and start-up support. We see many of these opportunities being developed in extreme altitudes, topographies and climates, such as the Andes Mountains, Mongolia, Western Australia and Africa. We are one of the few companies with the size and experience to execute large scale mining and metals projects in these difficult locations.

In life sciences, we provide design, engineering, procurement, construction and construction management services to the pharmaceutical and biotechnology industries. We also specialize in providing validation and commissioning services where we not only bring new facilities into production but we also keep existing facilities operating. The ability to complete projects on a large scale basis, especially in a business where time to market is critical, allows us to better serve our clients and is a key competitive advantage.

In manufacturing, we provide design, engineering, procurement, consulting, construction and construction management services to a wide variety of industries.

Activities in the operations and maintenance markets include providing facility start-up and management, plant and facility maintenance, operations support and asset management services to the oil and gas, chemicals, life sciences, mining and metals, consumer products and manufacturing industries. We are a leading supplier of operations and maintenance services, providing our service offerings both domestically and internationally. This business often benefits from large projects that originate in another of our segments which can lead to long-term maintenance or operations opportunities. Alternatively, our long-term maintenance contracts can lead to larger capital projects for our other business segments when that need arises.

Government

Our Government segment is a provider of engineering, construction, logistics support, contingency response and management and operations services to the U.S. government. We are primarily focused on the Department of Energy, the Department of Defense and the Department of Homeland Security. Because the U.S. government is the single largest purchaser of outsourced services in the world, it represents an attractive opportunity for the company.

For the Department of Energy, we provide site management, environmental remediation, decommissioning, engineering and construction services and have been very successful in addressing the myriad of environmental and regulatory challenges associated with these sites. Fluor performs significant activities as part of a joint venture that has responsibility for the Savannah River site near Aiken, South Carolina. A Fluor-led team also has responsibility for the Department of Energy's Portsmouth Gaseous Diffusion Plant in Pike County, Ohio. We are leveraging our skills and experience to pursue additional domestic and international opportunities in the nuclear services and environmental remediation arenas.

The Government segment also provides engineering and construction services, as well as logistics and contingency operations support, to the Department of Defense. We support military logistical and infrastructure needs around the world. Our largest long-term contract is LOGCAP IV, under which we provide life-support, engineering, procurement, construction and logistical augmentation services to the U.S. military in various international locations, with a primary focus on the United States military-related activities in and around the Middle East and more specifically Afghanistan. Because of our strong network of global resources, we believe we are well-situated to efficiently and effectively mobilize the resources necessary for Department of Defense operations, even in the most remote and difficult locations.

In combination with our subsidiary, Fluor Federal Solutions, we are a leading provider of outsourced services to the U.S. government. We provide operations and maintenance services at military bases and education and training services to the Department of Labor, particularly through Job Corps programs.

The company is also providing significant support to the Department of Homeland Security. We are particularly involved in supporting the U.S. government's rapid response capabilities to address security issues and disaster relief, the latter primarily through our long-standing relationship with the Federal Emergency Management Agency.

Global Services

The Global Services segment integrates a variety of customized service capabilities that assist clients in the execution of construction projects as well as delivering improvements to their operations and facilities. Capabilities within Global Services include fabrication, modularization, supply chain solutions, construction services, site equipment and tool services, industrial fleet services and temporary staffing. This segment includes activities associated with the company's efforts to grow its fabrication and construction capabilities and the operations of Acqyre, which provides strategic sourcing solutions to the company and third parties.

Global Services is focused on meeting the fabrication and modularization needs of our clients through a range of on-site and off-site options. We provide self-perform fabrication, integrated modular engineering fabrication and assembly, modular construction and asset support services to customers around the globe from our yards in Mexico, the Philippines, Canada and Australia. Through our procurement experience, we also provide clients access to many independent fabrication facilities throughout the world.

Global Services also provides Site Services® and fleet management services through AMECO®. AMECO provides integrated construction equipment, tool, and fleet service solutions to the company and third party clients on a global basis for construction projects and plant sites. AMECO supports large construction projects and plants at locations throughout North and South America, Africa (including our growing presence in Mozambique), and the Middle East.

Our supply chain solutions business line provides a full range of strategic sourcing solutions to help execute capital projects. Our material, equipment and subcontracted services specialists continually monitor and analyze supply market activity, allowing us to advise our clients on procurement strategies that can optimize cost and schedule to support increased return on investment.

Global Services serves the temporary staffing market through TRS®. TRS is a global enterprise of staffing specialists that provides the company and third party clients with recruiting and permanent placement services and the placement of contract technical professionals.

Power

In the Power segment, we provide a full range of services to the gas fueled, solid fueled, environmental compliance, renewables, nuclear and power services markets. Our services include engineering, procurement, construction, program management, start-up and commissioning, operations and maintenance and technical services.

Through the gas fueled market, we offer a full range of services for simple and combined cycle reference plant designs, as well as Integrated Gasification Combined Cycle (IGCC) projects. In the United States, investment in gas fueled plants is continuing to improve, driven by coal-fired plant retirements and low cost gas. We are also expanding our international operations in this market.

Through the solid fueled and environmental compliance markets, we offer a full range of services for subcritical, supercritical, ultra-supercritical and circulating fluidized bed (CFB) technologies, as well as emissions reduction solutions including selective catalytic reduction (SCR), flue gas desulphurization (FGD), and particulate and mercury controls designs. We offer significant experience in designing and constructing coal-fired power generation facilities while delivering proven full scale technology for base load capacity that complies with stringent industry emission guidelines. As part of our environmental compliance service offering, we design, install and commission emissions reduction equipment in order to assist our clients with environmental guideline compliance which allows owners to comply with current emissions regulations. We also offer comprehensive solutions for post-combustion carbon capture and sequestration for solid fueled and gas fueled facilities on a global basis, offering our commercially demonstrated proprietary Econamine FG Plus^{SM} CO_2 capture technology.

In the renewables market, we offer a wide range of technology choices for solar, biomass and geothermal solutions on a global basis. For solar, we are strongly focused globally on thermal technologies such as Photovoltaic (PV) as well as Concentrating Solar Power (CSP) applications. In the biomass market, we bring proven expertise with small boiler and circulating fluidized bed technologies for projects using woody biomass and/or agricultural waste fuels.

In nuclear, we are strategically positioned to offer our extensive nuclear experience for new build plants, capital modifications, extended power uprate (EPU) projects and operations and maintenance services on a global basis. We continue to invest in NuScale Power, LLC, an Oregon-based small modular nuclear reactor ("SMR") technology company. NuScale is a leader in the development of light water, passively safe SMRs, which we believe will provide us with significant future opportunities.

Through our power services business line, we offer a variety of services to owners including fossil, renewable and nuclear plant maintenance, facility management, operations support, asset performance improvement, capital modifications and improvements, operations readiness and start-up commissioning on a global basis. We have annual maintenance and modification contracts covering full generation fleets within the utility generation market.

Additionally, we provide a solution to the transmission and distribution market in the United States and South Africa. In the U.S. market, the scope of services is focused on the design and construction of new transmission lines to connect new capacity from the renewable energy facilities to existing distribution centers.

Other Matters

Backlog

Backlog in the engineering and construction industry is a measure of the total dollar value of work to be performed on contracts awarded and in progress. The following table sets forth the consolidated backlog of the company's segments at December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
	(in millions)	
Oil & Gas	$20,003	$18,181
Industrial & Infrastructure[(1)]	10,493	17,163
Government[(2)]	2,404	978
Global Services[(1)]	—	—
Power	2,007	1,877
Total	$34,907	$38,199

(1) Effective January 1, 2013, the company implemented certain organizational changes that impacted the composition of its reportable segments. The company's operations and maintenance activities, previously included in the Global Services segment, have been integrated into the Industrial & Infrastructure segment as part of the new industrial services business line. Consolidated backlog by segment for 2012 has been recast to reflect these organizational changes. Currently, Global Services does not have backlog to report.

(2) As of December 31, 2013, the company began including the unfunded portion of multi-year government contract awards in its backlog to be more comparable to industry practice. As a result of this change, total backlog includes $983 million of unfunded government contracts as of December 31, 2013.

The following table sets forth our consolidated backlog at December 31, 2013 and 2012 by region:

	December 31, 2013	December 31, 2012
	(in millions)	
United States	$12,664	$ 9,445
Asia Pacific (including Australia)	2,530	5,846
Europe, Africa and Middle East	11,363	9,553
The Americas (excluding the United States)	8,350	13,355
Total	$34,907	$38,199

For purposes of the preceding tables, backlog for the Industrial & Infrastructure segment includes our operations and maintenance activities that have yet to be performed. U.S. government agencies operate under annual fiscal appropriations by Congress and fund various federal contracts only on an incremental basis. With respect to backlog in our Government segment as of December 31, 2013, if a contract covers multiple years, we include the full contract award, whether funded or unfunded, excluding option periods. For our contingency operations, we include only those amounts for which specific task orders have been received. For projects related to proportionately consolidated joint ventures, we include only our percentage ownership of each joint venture's backlog.

We expect to perform approximately 54 percent of our backlog at December 31, 2013 in 2014. Although backlog reflects business that is considered to be firm, cancellations or scope adjustments may occur. Backlog is adjusted to reflect any known project cancellations, revisions to project scope and cost, and deferrals, as appropriate. Due to additional factors outside of our control, such as changes in project schedules, we cannot predict the portion of our December 31, 2013 backlog estimated to be performed annually subsequent to 2014.

For additional information with respect to our backlog, please see "Item 7. — Management's Discussion and Analysis of Financial Condition and Results of Operations," below.

Types of Contracts

While the basic terms and conditions of the contracts that we perform may vary considerably, generally we perform our work under two types of contracts: (a) cost reimbursable contracts and (b) fixed-price, lump-sum and guaranteed maximum contracts. In some markets, we are seeing "hybrid" contracts containing both fixed-price and cost reimbursable elements. As of December 31, 2013, the following table breaks down the percentage and amount of revenue associated with these types of contracts for our existing backlog:

	December 31, 2013	
	(in millions)	(percentage)
Cost Reimbursable	$27,804	80%
Fixed-Price, Lump-Sum and Guaranteed Maximum	$ 7,103	20%

Under cost reimbursable contracts, the client reimburses our cost of performing a project and pays us a pre-determined fee or a fee based upon a percentage of the cost incurred in completing the project. Our profit may be in the form of a fee, a simple mark-up applied to labor cost incurred in performing the contract, or a combination of the two. The fee element may also vary. The fee may be an incentive fee based upon achieving certain performance factors, milestones or targets; it may be a fixed amount in the contract; or it may be based upon a percentage of the cost incurred.

Our Government segment, as a prime contractor or a major subcontractor for a number of U.S. government programs, generally performs its services under cost reimbursable contracts subject to applicable statutes and regulations. In many cases, these contracts include incentive fee arrangements. The programs in question often take many years to complete and may be implemented by the award of many different contracts. Some of our government contracts are known as Indefinite Delivery Indefinite Quantity (IDIQ) agreements. Under these arrangements, we work closely with the government to define the scope and amount of work required based upon an estimate of the maximum amount that the government desires to spend. While the scope is often not initially fully defined or does not require any specific amount of work, once the project scope is determined, additional work may be awarded to us without the need for further competitive bidding.

Fixed-price contracts include both negotiated and competitively bid fixed-price contracts. Under negotiated fixed-price contracts, we are selected as contractor first, and then we negotiate price with the client. These types of contracts generally occur where we commence work before a final price is agreed upon. Under competitively bid fixed-price contracts, we bid on a contract based upon specifications provided by the client against competitors, agreeing to develop a project at a fixed price. Another type of fixed-price contract is a unit price contract under which we are paid a set amount for every "unit" of work performed. If we perform well under these contracts, we can benefit from cost savings; however, if the project does not proceed as originally planned, we cannot recover cost overruns except in certain limited situations.

Guaranteed maximum price contracts are cost reimbursable contracts except that the total fee plus the total cost cannot exceed an agreed upon guaranteed maximum price. We can be responsible for some or all of the total cost of the project if the cost exceeds the guaranteed maximum price. Where the total cost is less than the negotiated guaranteed maximum price, we may receive the benefit of the cost savings based upon a negotiated agreement with the client.

Competition

We are one of the world's largest providers of engineering, procurement and construction services. The markets served by our business are highly competitive and, for the most part, require substantial resources and highly skilled and experienced technical personnel. A large number of companies are competing in the markets served by our business, including U.S.-based companies such as Bechtel Group, Inc., CH2M Hill Companies, Ltd., Jacobs Engineering Group, Inc., KBR Inc. and URS Corporation, and international-based companies such as AMEC plc, Balfour Beatty, Chicago Bridge and Iron Company N.V., Chiyoda Corporation, Foster Wheeler AG, Hyundai Engineering & Construction Company, JGC Corporation, McDermott International, Inc., Samsung Engineering, Technip and WorleyParsons Limited.

In the engineering, procurement and construction arena, which is served by our Oil & Gas, Industrial & Infrastructure and Power segments, competition is based on an ability to provide the design, engineering, planning, management and project execution skills required to complete complex projects in a safe, timely and cost-efficient manner. Our engineering, procurement and construction business derives its competitive strength from our diversity, excellence in execution, reputation for quality, technology, cost-effectiveness, worldwide procurement capability, project management expertise, geographic coverage, ability to meet client requirements by performing construction on either a union or an open shop basis, ability to execute projects of varying sizes, strong safety record and lengthy experience with a wide range of services and technologies. In the operations and maintenance markets, barriers to entry are both financially and logistically low, with the result that the industry is highly fragmented with no single company being dominant. Competition in those markets is generally driven by reputation, price and the capacity to perform.

The various markets served by the Global Services segment, while having some similarities to the construction and procurement arena, tend also to have discrete issues impacting individual units. Each of the markets we serve has a large number of companies competing in its markets. The equipment sector, which operates in numerous markets, is highly fragmented and very competitive, with a large number of competitors mostly operating in specific geographic areas. The competition in the equipment sector for larger capital project services is more narrow and limited to only those capable of providing comprehensive equipment, tool and management services. Temporary staffing is a highly fragmented market with over 1,000 companies competing globally. The key competitive factors in this business line are price, service, quality, breadth of service and the ability to identify and retain qualified personnel and geographical coverage.

Key competitive factors in our Government segment are primarily centered on performance and the ability to provide the design, engineering, planning, management and project execution skills required to complete complex projects in a safe, timely and cost-efficient manner.

Significant Clients

For 2013, revenue earned from Exxon Mobil Corporation and its affiliates and agencies of the U.S. government accounted for 12 percent and 10 percent, respectively, of our total revenue. We perform work for these clients under multiple contracts and sometimes through joint venture arrangements.

Raw Materials

The principal products we use in our business include structural steel, metal plate, concrete, cable and various electrical and mechanical components. These products and components are subject to raw material (aluminum, copper, nickel, iron ore, etc.) availability and commodity pricing fluctuations, which we monitor on a regular basis. We have access to numerous global supply sources and we do not foresee any unavailability of these items that would have a material adverse effect on our business in the near term.

However, the availability of these products, components and raw materials may vary significantly from year to year due to various factors including client demand, producer capacity, market conditions and specific material shortages.

Research and Development

Aside from our investment in NuScale Power, LLC, we generally do not engage in significant research and development efforts for new products and services and, during the past three fiscal years, we have not incurred cost for company-sponsored or client-sponsored research and development activities which would be material, special or unusual in any of our business segments. See "Item 7. — Management's Discussion and Analysis of Financial Condition and Results of Operations — Power" for further discussion of the operations of NuScale Power, LLC.

Patents

We hold patents and licenses for certain items that we use in our operations. However, none is so essential that its loss would materially affect our business.

Environmental, Safety and Health Matters

We believe, based upon present information available to us, that our accruals with respect to future environmental cost are adequate and any future cost will not have a material effect on our consolidated financial position, results of operations, liquidity, capital expenditures or competitive position. Some factors, however, could result in additional expenditures or the provision of additional accruals in expectation of such expenditures. These include the imposition of more stringent requirements under environmental laws or regulations, new developments or changes regarding site cleanup cost or the allocation of such cost among potentially responsible parties, or a determination that we are potentially responsible for the release of hazardous substances at sites other than those currently identified.

Number of Employees

The following table sets forth the number of employees of Fluor and its subsidiaries engaged in our business segments as of December 31, 2013:

	Number of Employees
Salaried Employees:	
Oil & Gas	13,544
Industrial & Infrastructure	5,436
Government	6,528
Global Services	1,505
Power	663
Other	1,749
Total Salaried	29,425
Craft and Hourly Employees	8,704
Total	38,129

The number of craft and hourly employees, who provide support throughout the various business segments, varies in relation to the number, size and phase of execution of projects we have in process at any particular time.

Available Information

Our website address is *www.fluor.com*. You may obtain free electronic copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports on the "Investor Relations" portion of our website, under the heading "SEC Filings" filed under "Financial Information." These reports are available on our website as soon as reasonably practicable after we electronically file them with the Securities and Exchange Commission. These reports, and any amendments to them, are also available at the Internet website of the Securities and Exchange Commission, http://www.sec.gov. The public may also read and copy any materials we file with the Securities and Exchange Commission at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C., 20549. In order to obtain information about the operation of the Public Reference Room, you may call 1-800-732-0330. We also maintain various documents related to our corporate governance including our Corporate Governance Guidelines, our Board Committee Charters and our Code of Business Conduct and Ethics for Members of the Board of Directors on the "Sustainability" portion of our website under the heading "Corporate Governance Documents" filed under "Governance."

Item 1A. ***Risk Factors***

We may experience reduced profits or losses under contracts if costs increase above estimates.

Generally our business is performed under contracts that include cost and schedule estimates in relation to our services. Inaccuracies in these estimates may lead to cost overruns that may not be paid by our clients thereby resulting in reduced profits or losses. If a contract is significant or there are one or more events that impact a contract or multiple contracts, cost overruns could have a material impact on our reputation or our financial results, negatively impacting our financial condition, results of operations or cash flow. Approximately 20 percent of the dollar-value of our backlog is currently fixed-price contracts, where we bear a significant portion of the risk for cost overruns. Reimbursable contract types, such as those that include negotiated hourly billing rates, may restrict the kinds or amounts of costs that are reimbursable, therefore exposing us to risk that we may incur certain costs in executing these contracts that are above our estimates and not recoverable from our clients. If we fail to accurately estimate the resources and time necessary for these types of contracts, or fail to complete these contracts within the timeframes and costs we have agreed upon, there could be a material impact on our financial results as well as our reputation. Risks under our contracts which could result in cost overruns, project delays or other problems can also include:

- Difficulties related to the performance of our clients, partners, subcontractors, suppliers or other third parties;
- Changes in local laws or difficulties or delays in obtaining permits, rights of way or approvals;
- Unanticipated technical problems, including design or engineering issues;
- Insufficient or inadequate project execution tools and systems needed to record, track, forecast and control cost and schedule;
- Unforeseen increases in or failures to properly estimate the cost of raw materials, components, equipment, labor or the inability to timely obtain them;
- Delays or productivity issues caused by weather conditions;
- Incorrect assumptions related to productivity, scheduling estimates or future economic conditions; and
- Project modifications creating unanticipated costs or delays.

These risks tend to be exacerbated for longer-term contracts because there is increased risk that the circumstances under which we based our original cost estimates or project schedules will change with a resulting increase in costs. In many of these contracts, we may not be able to obtain compensation for additional work performed or expenses incurred, and if a project is not executed on schedule, we may be required to pay liquidated damages. In addition, these losses may be material and can, in some circumstances, equal or exceed the full value of the contract. In such events, our financial condition, results of operations or cash flow could be negatively impacted.

Intense competition in the global engineering, procurement and construction industry could reduce our market share and profits.

We serve markets that are highly competitive and in which a large number of multinational companies compete. These markets can require substantial resources and investment in technology and skilled personnel. We also see a continuing influx of non-traditional competitors offering below-market pricing while accepting greater risk. Competition can place downward pressure on our contract prices and profit margins, and may force us to accept contractual terms and conditions that are not normal or customary, thereby increasing the risk that we may have losses on such contracts. Intense competition is expected to continue in these markets, presenting us with significant challenges in our ability to maintain strong growth rates and acceptable profit margins. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our profits.

Our revenue and earnings are largely dependent on the award of new contracts which we do not directly control.

A substantial portion of our revenue and earnings is generated from large-scale project awards. The timing of project awards is unpredictable and outside of our control. Awards, including expansions of existing projects, often involve complex and lengthy negotiations and competitive bidding processes. These processes can be impacted by a wide variety of factors including a client's decision to not proceed with the development of a project, governmental approvals, financing contingencies, commodity prices, environmental conditions and overall market and economic conditions. We may not win contracts that we have bid upon due to price, a client's perception of our ability to perform and/or perceived technology advantages held by others. Many of our competitors may be more inclined to take greater or unusual risks or terms and conditions in a contract that we might not deem acceptable. Because a significant portion of our revenue is generated from large projects, our results of operations can fluctuate quarterly and annually depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. As a result, we are subject to the risk of losing new awards to competitors or the risk that revenue may not be derived from awarded projects as quickly as anticipated.

We are vulnerable to the cyclical nature of the markets we serve.

The demand for our services is dependent upon the existence of projects with engineering, procurement, construction and management needs. Although downturns can impact our entire business, our Oil & Gas segment, Power segment, and mining and metals business line of the Industrial & Infrastructure segment exemplify businesses that are cyclical in nature and have historically been affected by a decrease in worldwide demand for these projects or the underlying commodities. For example, in both our Oil & Gas segment and mining and metals business line of the Industrial & Infrastructure segment, capital expenditures by our clients may be influenced by factors such as prevailing prices and expectations about future prices, technological advances, the costs of exploration, production and delivery of product, domestic and international political, military, regulatory and economic conditions and other similar factors. In our Power segment, new order activity has slowed due to low demand for power, political and environmental concerns regarding coal-fired power plants, and safety and environmental concerns in the nuclear sector. In our mining and metal business line of the Industrial & Infrastructure segment, new order activity has also slowed due in part to volatility in the commodities and capital markets, which have caused clients in this segment to have a greater focus on their needs for future capital improvements. Industries such as these and many of the others we serve have historically been and will continue to be vulnerable to general downturns, which in turn could materially and adversely affect the demand for our services.

We are involved in litigation proceedings, potential liability claims and contract disputes which may reduce our profits.

We may be subject to a variety of legal proceedings, liability claims or contract disputes in virtually every part of the world. We engage in engineering and construction activities for large facilities where design, construction or systems failures can result in substantial injury or damage. In addition, the nature of our business results in clients, subcontractors and suppliers occasionally presenting claims against us for recovery of costs they incurred in excess of what they expected to incur, or for which they believe they are not contractually liable. We have been and may in the future be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters, including liabilities associated with divested businesses. For example, in the St. Joe Minerals matters which relate to a discontinued operation of the company, while we believe we will be ultimately successful, if we were unsuccessful in the defense of the claims arising in these matters or in the prosecution of and collection on our indemnity claims, or if there is a settlement of this matter, we would likely have to recognize a substantial charge to our earnings. In proceedings when it is determined that we have liability, we may not be covered by insurance or, if covered, the dollar amount of these liabilities may exceed our policy limits. In addition, even where insurance is maintained for such exposure, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Our professional liability coverage is on a "claims-made" basis covering only claims actually made during the policy period currently in effect. Any liability not covered by our insurance, in excess of our insurance limits or, if covered by insurance but subject to a high deductible, could result in a significant loss for us, and reduce our cash available for operations. In other legal proceedings, liability claims or contract disputes, we may be covered by indemnification agreements which may at times be difficult to enforce. Even if enforceable, it may be difficult to recover under these agreements if the indemnitor does not have the ability to financially support the indemnity. Litigation and regulatory proceedings are subject to inherent uncertainties, and unfavorable rulings could occur. If we were to receive an unfavorable ruling in a matter, our business and results of operations could be materially harmed. For further information on matters in dispute, please see "13. Contingencies and Commitments" in the Notes to Consolidated Financial Statements.

Current global economic conditions will likely affect a portion of our client base, partners, subcontractors and suppliers and could materially affect our backlog and profits.

Current global economic conditions have reduced and continue to negatively impact our clients' willingness and ability to fund their projects. These conditions make it difficult for our clients to accurately forecast and plan future business trends and activities, thereby causing our clients to slow or even curb spending on our services, or seek contract terms more favorable to them. Our government clients may face budget deficits or financial sequestration that prohibit them from funding proposed and existing projects or that cause them to exercise their right to terminate our contracts with little or no prior notice. Furthermore, any financial difficulties suffered by our partners, subcontractors or suppliers could increase our cost or adversely impact project schedules. These economic conditions have reduced to some extent the availability of liquidity and credit to fund or support the continuation and expansion of industrial business operations worldwide. Current financial market conditions and adverse credit market conditions could adversely affect our clients', our partners' or our own borrowing capacity, which support the continuation and expansion of projects worldwide, and could result in contract cancellations or suspensions, project award and execution delays, payment delays or defaults by our clients. Our ability to expand our business would be limited if, in the future, we are unable to access sufficient credit capacity, including capital market funding, bank credit, such as letters of credit, and surety bonding on favorable terms or at all. These disruptions could materially impact our backlog and profits. Finally, our business has traditionally lagged recoveries in the general economy, and therefore may not recover as quickly as the economy as a whole.

Our backlog is subject to unexpected adjustments and cancellations and, therefore, may not be a reliable indicator of our future revenue or earnings.

As of December 31, 2013, our backlog was approximately $34.9 billion. Our backlog generally consists of projects for which we have an executed contract or commitment with a client and reflects our expected revenue from the contract or commitment, which is often subject to revision over time. We cannot guarantee that the revenue projected in our backlog will be realized or profitable. Project cancellations, scope adjustments or deferrals may occur, from time to time, with respect to contracts reflected in our backlog and could reduce the dollar amount of our backlog and the revenue and profits that we actually earn. Most of our contracts have termination for convenience provisions in them allowing clients to cancel projects already awarded to us. In addition, projects may remain in our backlog for an extended period of time. Finally, poor project or contract performance could also impact our backlog and profits. Such developments could have a material adverse effect on our business and our profits.

If we experience delays and/or defaults in client payments, we could suffer liquidity problems or we could be unable to recover all expenditures.

Because of the nature of our contracts, we sometimes commit resources to projects prior to receiving payments from clients in amounts sufficient to cover expenditures as they are incurred. In difficult economic times, some of our clients may find it increasingly difficult to pay invoices for our services timely, increasing the risk that our accounts receivable could become uncollectible and ultimately be written off. In certain cases, our clients for our large projects are project-specific entities that do not have significant assets other than their interests in the project. From time to time it may be difficult for us to collect payments owed to us by these clients. Delays in client payments may require us to make a working capital investment, which could impact our cash flows and liquidity. If a client fails to pay invoices on a timely basis or defaults in making its payments on a project in which we have devoted significant resources, there could be a material adverse effect on our results of operations or liquidity.

Our failure to recover adequately on claims against project owners, subcontractors or suppliers for payment or performance could have a material effect on our financial results.

We occasionally bring claims against project owners for additional costs exceeding the contract price or for amounts not included in the original contract price. Similarly, we present change orders and claims to our subcontractors and suppliers. If we fail to properly document the nature of change orders or claims, or are otherwise unsuccessful in negotiating a reasonable settlement, we could incur reduced profits, cost overruns and in some cases a loss on the project. These types of claims can often occur due to matters such as owner-caused delays or changes from the initial project scope, which result in additional cost, both direct and indirect. From time to time, these claims can be the subject of lengthy and costly proceedings, and it is often difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. A failure to promptly recover on these types of claims could have a material adverse impact on our liquidity and financial results.

If we guarantee the timely completion or performance standards of a project, we could incur additional cost to cover our guarantee obligations.

In some instances and in many of our fixed-price contracts, we guarantee to a client that we will complete a project by a scheduled date. We sometimes warrant that a project, when completed, will also achieve certain performance standards. From time to time, we may also assume a project's technical risk, which means that we may have to satisfy certain technical requirements of a project despite the fact that at the time of project award we may not have previously produced the system or product in question. Also, our contracts typically include limited warranties, providing assurances to clients that our completed work will meet industry standards of quality. If we subsequently fail to complete the project as scheduled, or if the project subsequently fails to meet guaranteed performance or quality standards, we may be held responsible under the guarantee or warranty provisions of our contract for cost impacts to the client resulting from any delay or the cost to cause the project to achieve the performance standards, generally in the form of contractually agreed-upon liquidated damages or an obligation to re-perform substandard work. To the extent that these events occur, the total cost of the project (including any liquidated damages we become liable to pay) could exceed our original estimates and we could experience reduced profits or, in some cases, a loss for that project.

Our use of teaming arrangements and joint ventures, which are important to our business, does expose us to risk and uncertainty because the success of those ventures depend on the satisfactory performance by our venture partners over whom we may have little or no control. The failure of our venture partners to perform their venture obligations could impose on us additional financial and performance obligations that could result in reduced profits or, in some cases, significant losses for us with respect to the venture.

As is very typical in our industry, we enter into various teaming arrangements and joint ventures as part of our business, including ICA Fluor and project-specific joint ventures, where control may be shared with unaffiliated third parties. Our success in many of our markets is dependent, in part, the presence or capability of a local partner. If we are unable to compete alone, or with a quality partner, our ability to win work and successfully complete our contracts may be impacted. Differences in opinions or views between venture partners can result in delayed decision-making or failure to agree on material issues which could adversely affect the business and operations of our ventures. At times, we also participate in ventures where we are not a controlling party. In such instances, we may have limited control over venture decisions and actions, including internal controls and financial reporting which may have an impact on our business.

From time to time in order to establish or preserve a relationship, or to better ensure venture success, we may accept risks or responsibilities for the venture which are not necessarily proportionate with the reward we expect to receive. The success of these and other ventures also depends, in large part, on the satisfactory performance by our venture partners of their venture obligations, including their obligation to commit working capital, equity or credit support as required by the venture and to support their indemnification and other contractual obligations. If our venture partners fail to satisfactorily perform their venture obligations the venture may be unable to adequately perform or deliver its contracted services. Under these circumstances, we may be required to make additional investments and provide additional services to ensure the adequate performance and delivery by the venture of the contracted services. These additional obligations could result in reduced profits or, in some cases, increased liabilities or significant losses for us with respect to the venture. In addition, a failure by a venture partner to comply with applicable laws, rules or regulations could negatively impact our business and could result in fines, penalties, suspension or in the case of government contracts even debarment.

We have international operations that are subject to foreign economic and political uncertainties and risks. Unexpected and adverse changes in the foreign countries in which we operate could result in project disruptions, increased cost and potential losses.

Our business is subject to international economic and political conditions that change (sometimes frequently) for reasons which are beyond our control. As of December 31, 2013, approximately 64 percent of our backlog consisted of revenue to be derived from projects and services to be completed outside the United States. We expect that a significant portion of our revenue and profits will continue to come from international projects for the foreseeable future.

Operating in the international marketplace exposes us to a number of risks including:

- abrupt changes in foreign government policies, laws, treaties, regulations or leadership;
- embargoes;
- trade restrictions or restrictions on currency movement;
- tax increases;
- currency exchange rate fluctuations;

- changes in labor conditions and difficulties in staffing and managing international operations;
- U.S. government policy changes in relation to the foreign countries in which we or our clients operate;
- international hostilities; and
- unrest, civil strife, acts of war, terrorism and insurrection.

Also, the lack of a well-developed legal system in some of these countries may make it difficult to enforce our contractual rights or to defend ourself against claims made by others. We operate in countries where there is a significant amount of political risk including Afghanistan, Iraq, Kazakhstan, Russia, China, Guinea and Argentina. In addition, military action or continued unrest, especially in the Middle East and in Africa, could impact the supply or pricing of oil, disrupt our operations in the region and elsewhere, and increase our security costs. Our level of exposure to these risks will vary on each project, depending on the location of the project and the particular stage of each such project. For example, our risk exposure with respect to a project in an early development phase, such as engineering, will generally be less than our risk exposure on a project that is in the construction phase. To the extent that our international business is affected by unexpected and adverse foreign economic and political conditions and risks, we may experience project disruptions and losses. Project disruptions and losses could significantly reduce our overall revenue and profits.

Our project execution activities may result in liability for faulty engineering or similar professional services.

Because our projects are often technically complex, our failure to make judgments and recommendations in accordance with applicable professional standards, including engineering standards, could result in damages. Our business involves professional judgments regarding the planning, design, development, construction, operations and management of industrial facilities and public infrastructure. While we do not generally accept liability for consequential damages, and although we have adopted a range of insurance, risk management and risk avoidance programs designed to reduce potential liabilities, a catastrophic event at one of our project sites or completed projects resulting from the services we have performed could result in significant professional or product liability, warranty or other claims against us as well as reputational harm, especially if public safety is impacted. These liabilities could exceed our insurance limits or the fees we generate, or could impact our ability to obtain insurance in the future. In addition, clients, subcontractors or suppliers who have agreed to indemnify us against any such liabilities or losses might refuse or be unable to pay us. An uninsured claim, either in part or in whole, if successful and of a material magnitude, could have a substantial impact on our operations.

We are dependent upon suppliers and subcontractors to complete many of our contracts.

Much of the work performed under our contracts is actually performed by third-party subcontractors. We also rely on third-party suppliers to provide much of the equipment and materials used for projects. If we are unable to hire qualified subcontractors or find qualified suppliers, our ability to successfully complete a project could be impaired. If the amount we are required to pay for subcontractors or equipment and supplies exceeds what we have estimated, especially in a fixed-price type contract, we may suffer losses on these contracts. If a supplier or subcontractor fails to provide supplies, equipment or services as required under a contract for any reason, or provides supplies, equipment or services that are not an acceptable quality, we may be required to source those supplies, equipment or services on a delayed basis or at a higher price than anticipated, which could impact contract profitability. In addition, faulty workmanship, equipment or materials could impact the overall project, resulting in claims against us for failure to meet required project specifications. These risks may be intensified during the current economic downturn if these suppliers or subcontractors experience financial difficulties or find it difficult to obtain sufficient financing to fund their operations or access to bonding, and are not able to provide the services or supplies necessary for our business. In addition, in instances where Fluor relies on a single contracted supplier or subcontractor or a small number of suppliers or subcontractors, if a subcontractor or supplier were to fail there can be no assurance that the marketplace can provide replacement equipment, materials or services in a timely basis or at the costs we had anticipated. A failure by a third-party subcontractor or supplier to comply with applicable laws, rules or regulations could negatively impact our business and could result in fines, penalties, suspension or in the case of government contracts even debarment.

We work in international locations where there are high security risks, which could result in harm to our employees or unanticipated cost.

Some of our services are performed in high risk locations, such as Afghanistan and Iraq, where the country or location is subject to political, social or economic risks, or war or civil unrest. In those locations where we have employees or operations, we may expend significant efforts and incur substantial security costs to maintain the safety of our personnel and incur costs to repair or replace damaged or lost work, equipment or supplies. Despite these activities, in these locations, we cannot guarantee the safety of our personnel and we may suffer future losses of our employees and those of our subcontractors, and damage to or loss of work, equipment or supplies.

Our businesses could be materially and adversely affected by events outside of our control.

Extraordinary or force majeure events beyond our control, such as natural or man-made disasters, could negatively impact our ability to operate or increase our costs to operate. As an example, from time to time we face unexpected severe weather conditions which may result in delays in our operations; evacuation of personnel and curtailment of services; increased labor and material costs or shortages; inability to deliver materials, equipment and personnel to jobsites in accordance with contract schedules; and loss of productivity. We may remain obligated to perform our services after any such natural or man-made disasters, unless a contract provision provides us with relief from our obligations. The extra costs incurred as a result of these events may not be reimbursed by our clients. If we are not able to react quickly to such events, or if a high concentration of our projects are in a specific geographic region that suffers from a natural or man-made disaster, our operations may be significantly affected, which could have a negative impact on our operations. In addition, if we cannot complete our contracts on time, we may be subject to potential liability claims by our clients which may reduce our profits and result in losses.

Changes in our effective tax rate and tax positions may vary.

We are subject to income taxes in the United States and numerous foreign jurisdictions. A change in tax laws, treaties or regulations, or their interpretation, in any country in which we operate could result in a higher tax rate on our earnings, which could have a material impact on our earnings and cash flows from operations. In addition, significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities, and our tax estimates and tax positions could be materially affected by many factors including the final outcome of tax audits and related litigation, the introduction of new tax accounting standards, legislation, regulations and related interpretations, our global mix of earnings, the realizability of deferred tax assets and changes in uncertain tax positions. A significant increase in our tax rate could have a material adverse effect on our profitability and liquidity.

Our government contracts and contracting rights may be terminated or otherwise adversely impacted at any time.

We enter into significant government contracts, from time to time, such as those that we have with the U.S. Department of Energy as part of teaming arrangements at the Savannah River Site and at the Department of Energy site in Portsmouth, Ohio, or with the Department of Defense for the LOGCAP IV contract. Government contracts are subject to various uncertainties, restrictions and regulations, including oversight audits by government representatives and profit and cost controls, which could result in withholding or delay of payments to us. Government contracts are also subject to uncertainties associated with Congressional funding, including the potential impacts of budget deficits and federal sequestration. A significant portion of our business is derived as a result of U.S. government regulatory, military and infrastructure priorities. Changes in these priorities, which can occur due to policy changes or changes in the economy, are unpredictable and may impact our revenues. The government is under no obligation to maintain program funding at any specific level and funds for a program may even be eliminated. Our government clients may terminate or decide not to renew our contracts with little or no prior notice.

In addition, government contracts are subject to specific regulations. For example, we must comply with the Federal Acquisition Regulation ("FAR"), the Truth in Negotiations Act, the Cost Accounting Standards ("CAS"), the Service Contract Act and Department of Defense security regulations. We must also comply with various other government regulations and requirements as well as various statutes related to employment practices, environmental protection, security, recordkeeping and accounting. These laws impact how we transact business with our governmental clients and, in some instances, impose significant costs on our business operations. If we fail to comply with any of these regulations, requirements or statutes, our existing government contracts could be terminated, and we could be temporarily suspended or even debarred from government contracting or subcontracting.

We also run the risk of the impact of government audits, investigations and proceedings, and so-called "qui tam" actions, where treble damages can be awarded, brought by individuals or the government under U.S. law that, if an unfavorable result occurs, could impact our profits and financial condition, as well as our ability to obtain future government work. For example, government agencies such as the U.S. Defense Contract Audit Agency (the "DCAA") routinely review and audit government contractors with respect to the adequacy of and our compliance with our internal control systems and policies (including our labor, billing, accounting, purchasing, estimating, compensation and management information systems). Despite the fact that we take precautions to prevent and deter fraud, misconduct or other non-compliance, we face the risk that our employees, partners or subcontractors may engage in such activities. If any of these agencies determines that a rule or regulation has been violated, a variety of penalties can be imposed including criminal and civil penalties all of which would harm our reputation or even result in suspension or debarment from future government contracts. The DCAA has the ability to review how we have accounted for costs under the FAR and CAS, and if they believe that we have engaged in inappropriate accounting or other activities, the government may determine that we have not complied with the terms of our contract and applicable statutes and regulations, payments to us may be disallowed or we could be required to refund previously collected payments. Furthermore, in this environment, if we have significant disagreements with our government clients concerning costs incurred, negative publicity could arise which could adversely affect our industry reputation and our ability to compete for new contracts.

Many of our U.S. government contracts require security clearances. Depending upon the level of clearance required, security clearances can be difficult and time-consuming to obtain. If we or our employees are unable to obtain or retain necessary security clearances, we may not be able to win new business, and our existing government contracts could terminate their contracts with us or decide not to renew them. To the extent that we cannot obtain or maintain the required security clearance working on a particular contract, we may not derive the revenue anticipated from the contract which could adversely affect our revenues.

If one or more of our government contracts are terminated for any reason including for convenience, if we are suspended or debarred from government contract work, or if payment of our cost is disallowed, we could suffer a significant reduction in expected revenue and profits.

Fluctuations and changes in the U.S. government's spending priorities could adversely impact our business expectations.

Our Government segment's revenue is generated largely from work we perform for the U.S. government, including a significant amount generated from contracts with the Department of Defense. Political instability, often driven by war, conflict or natural disasters, coupled with the U.S. government's fight against terrorism has resulted in increased spending from which we have benefitted, including in locations such as Afghanistan, where we perform significant work under the LOGCAP IV contract. Based on recent government pronouncements, the current level of Department of Defense overall spending will likely continue to decrease. We have seen a general decline in the level of government services performed in the Middle East, including Afghanistan, and we could see a continued decline over time. Future levels of expenditures, especially with regard to foreign military commitments, may decrease or may be shifted to other programs in which we are not a participant. As a result, a general decline in U.S. defense spending or a change in priorities could reduce our profits or revenue. Our ability to win or renew government contracts is conducted through a rigorous competitive process and may prove to be unsuccessful.

Most U.S. government contracts are awarded through a rigorous competitive process. The U.S. government has increasingly relied upon multiple-year contracts with pre-established terms and conditions that generally require those contractors that have been previously awarded the contract to engage in an additional competitive bidding process for each task order issued under the contract. Such processes require successful contractors to anticipate requirements and develop rapid-response bid and proposal teams as well as dedicated supplier relationships and delivery systems to react to these needs. We face rigorous competition and significant pricing pressures in order to win these task orders. If we are not successful in reducing costs or able to timely respond to government requests, we may not win additional awards. Moreover, even if we are qualified to work on a government contract, we may not be awarded the contract because of existing government policies designed to protect small businesses and under-represented minority contractors. Our inability to win or renew government contracts during the procurement processes could harm our operations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to officials or others for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We train our staff concerning anti-bribery laws and issues, and we also inform our partners, subcontractors, suppliers, agents and others who work for us or on our behalf that they must comply with anti-bribery law requirements. We also have procedures and controls in place to monitor compliance. We cannot assure that our internal controls and procedures always will protect us from the possible reckless or criminal acts committed by our employees or agents. If we are found to be liable for anti-bribery law violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others including our partners, agents, subcontractors or suppliers), we could suffer from criminal or civil penalties or other sanctions, including contract cancellations or debarment, and loss of reputation, any of which could have a material adverse effect on our business. Litigation or investigations relating to alleged or suspected violations of anti-bribery laws, even if ultimately such litigation or investigations demonstrate that we did not violate anti-bribery laws, could be costly and could divert management's attention away from other aspects of our business.

Systems and information technology interruption and breaches in data security could adversely impact our ability to operate and our operating results.

As a global company, we are heavily reliant on computer, information and communications technology and related systems in order to properly operate. From time to time, we experience system interruptions and delays. If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure and take other steps to improve the efficiency of and protect our systems, systems operation could be interrupted or delayed or our data security could be breached. In addition, our computer and communications systems and operations could be damaged or interrupted by natural disasters, power loss, telecommunications failures, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins and similar events or disruptions including breaches by computer hackers and cyber-terrorists. Any of these or other events could cause system interruption, delays, loss of critical data (including private data) or loss of funds; could delay or prevent operations (including the processing of transactions and reporting of financial results); could result in the unintentional disclosure of information (including proprietary intellectual property); and could adversely affect our operating results. While management has taken steps to address these concerns by implementing sophisticated network security and internal control measures, a system failure or loss or data security breach could materially adversely affect our financial condition and operating results.

Our actual results could differ from the assumptions and estimates used to prepare our financial statements.

In preparing our financial statements, we are required under U.S. generally accepted accounting principles to make estimates and assumptions as of the date of the financial statements. These estimates and assumptions affect the reported values of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Areas requiring significant estimates by our management include:

- Recognition of contract revenue, costs, profits or losses in applying the principles of percentage-of-completion accounting;
- Recognition of revenues related to project incentives or awards we expect to receive;
- Recognition of recoveries under contract change orders or claims;
- Estimated amounts for expected project losses, warranty costs, contract close-out or other costs;
- Collectability of billed and unbilled accounts receivable and the need and amount of any allowance for doubtful accounts;
- Asset valuations;
- Income tax provisions and related valuation allowances;
- Determination of expense and potential liabilities under pension and other post-retirement benefit programs; and
- Accruals for other estimated liabilities, including litigation and insurance revenues/reserves.

Our actual business and financial results could differ from our estimates of such results, which could have a material negative impact on our financial condition and reported results of operations.

Foreign currency risks could have an adverse impact on company earnings and/or backlog.

Certain of our contracts subject us to foreign currency risk, particularly when project contract revenue is denominated in a currency different than the contract costs. We may attempt to minimize our exposure to foreign currency risk by obtaining contract provisions that protect us from foreign currency fluctuations and/or by implementing hedging strategies utilizing derivatives as hedging instruments. However, these actions may not always eliminate all foreign currency risk, and could affect our profitability on certain projects. In addition, our operational cash flows and cash balances, though predominately held in U.S. dollars, may consist of different currencies at various points in time in order to execute our project contracts globally. Our monetary assets and liabilities denominated in nonfunctional currencies are subject to currency fluctuations when measured period to period for financial reporting purposes. While hedging may be used to minimize earnings volatility resulting from foreign currency fluctuations, hedging may not always protect us fully, and thus foreign currency risks could adversely impact our earnings. Furthermore, the U.S. dollar value of our backlog may from time to time increase or decrease significantly due to foreign currency volatility

Our business may be negatively impacted if we are unable to adequately protect intellectual property rights.

Our success is dependent, in part, on our ability to defend our intellectual property rights as to our technologies and know-how. This success includes the ability of companies in which we invest, such as NuScale Power, LLC, to protect their intellectual property rights. We rely principally on a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements to protect our interests. However, these methods only provide a limited amount of protection and may not adequately protect our interests. This can be especially true in certain foreign countries. We also rely on unpatented technology and we cannot provide assurances that we can meaningfully protect our interests or that others will not independently develop substantially similar technology or otherwise gain access to our unpatented technology. We also hold licenses from third parties which may be utilized in our business operations, the loss of which could impact our business operations. Litigation to determine the scope of intellectual property rights, even if ultimately successful, could be costly and could divert management's attention away from other aspects of our business.

Our continued success requires us to hire and retain qualified personnel.

The success of our business is dependent upon being able to attract and retain personnel, including engineers, project management and craft employees around the globe, who have the necessary and required experience and expertise. For example, in the Government segment, from time to time we may utilize personnel who do not have substantial experience working under U.S. government contracts. While we undertake to educate these personnel and monitor their activities, their lack of experience could impact our ability to perform under and collect on these government contracts. Competition for these and other experienced personnel is intense. In addition, as some of our key personnel approach retirement age, we need to provide for smooth transitions, and our operations and results may be negatively affected if we are not able to do so.

Our employees work on projects that are inherently dangerous and a failure to maintain a safe work site could result in significant losses.

We often work on large-scale and complex projects, frequently in geographically remote locations. Our project sites can place our employees and others near large equipment, dangerous processes or highly regulated materials, and in challenging environments. Safety is a primary focus of our business and is critical to our reputation. Often, we are responsible for safety on the project sites where we work. Many of our clients require that we meet certain safety criteria to be eligible to bid on contracts, and some of our contract fees or profits are subject to satisfying safety criteria. Unsafe work conditions also have the potential of increasing employee turnover, increasing project costs and raising our operating costs. If we fail to implement appropriate safety procedures and/or if our procedures fail, our employees or others may suffer injuries or even loss of life. Although we maintain functional groups whose primary purpose is to implement effective health, safety and environmental procedures throughout our company, the failure to comply with such procedures, client contracts or applicable regulations could subject us to losses and liability.

We could be adversely impacted if we fail to comply with domestic and international import and export laws.

Our global operations require importing and exporting goods and technology across international borders on a regular basis. Our policies mandate strict compliance with U.S. and foreign international trade laws. To the extent we export technical services, data and products outside of the United States, we are subject to U.S. and international laws and regulations governing international trade and exports including but not limited to the International Traffic in Arms Regulations, the Export Administration Regulations and trade sanctions against embargoed countries, which are administered by the Office of Foreign Assets Control with the Department of Treasury. From time to time, we identify certain inadvertent or potential export or related violations. These violations may include, for example, transfers without required governmental authorization. A failure to comply with these laws and regulations could result in civil or criminal sanctions, including the imposition of fines, the denial of export privileges and suspension or debarment from participation in U.S. government contracts.

Past and future environmental, safety and health regulations could impose significant additional cost on us that reduce our profits.

We are subject to numerous environmental laws and health and safety regulations. Our projects can involve the handling of hazardous and other highly regulated materials, including nuclear and other radioactive materials, which, if improperly handled or disposed of, could subject us to civil and criminal liabilities. It is impossible to reliably predict the full nature and effect of judicial, legislative or regulatory developments relating to health and safety regulations and environmental protection regulations applicable to our operations. The applicable regulations, as well as the technology and length of time available to comply with those regulations, continue to develop and change. In addition, past activities could also have a material impact on us. For example, when we sold our mining business formerly conducted through St. Joe Minerals Corporation, we retained responsibility for certain non-lead related environmental liabilities, but only to the extent that such liabilities were not covered by St. Joe's comprehensive general liability insurance and the buyer's indemnification obligations. The cost of complying with rulings and regulations, satisfying any environmental remediation requirements for which we are found responsible, or satisfying claims or judgments alleging personal injury, property damage or natural resource damages as a result of exposure to or contamination by hazardous materials, including as a result of commodities such as lead or asbestos-related products, could be substantial, may not be covered by insurance, could reduce our profits and therefore could materially impact our future operations.

A substantial portion of our business is generated either directly or indirectly as a result of federal, state, local and foreign laws and regulations related to environmental matters. A reduction in the number or scope of these laws or regulations, or changes in government policies regarding the funding, implementation or enforcement of such laws and regulations, could significantly reduce the size of one of our markets and limit our opportunities for growth or reduce our revenue below current levels.

We may be unable to win new contract awards if we cannot provide clients with letters of credits, bonds or other security or credit enhancements.

In certain of our business lines it is industry practice for customers to require surety bonds, letters of credit, bank guarantees or other forms of credit enhancement. Surety bonds, letters of credit or guarantees indemnify our clients if we fail to perform our obligations under our contracts. Historically, we have had strong surety bonding capacity due to our industry leading credit rating, but, bonding is provided at the surety's sole discretion. In addition, because of the overall limitations in worldwide bonding capacity, we may find it difficult to find sufficient surety bonding capacity to meet our total surety bonding needs. With regard to letters of credit, while we have had adequate capacity under our existing credit facilities, any capacity that may be required in excess of our credit limits would be at our lenders' sole discretion and therefore is not certain. Failure to provide credit enhancements on terms required by a client may result in an inability to compete for or win a project.

Our use of the percentage-of-completion method of accounting could result in a reduction or reversal of previously recorded revenue or profits.

Under our accounting procedures we measure and recognize a large portion of our profits and revenue under the percentage-of-completion accounting methodology. This methodology allows us to recognize revenue and profits ratably over the life of a contract by comparing the amount of the cost incurred to date against the total amount of cost expected to be incurred. The effect of revisions to revenue and estimated cost is recorded when the amounts are known and can be reasonably estimated, and these revisions can occur at any time and could be material. On a historical basis, we believe that we have made reasonably reliable estimates of the progress towards completion on our long-term contracts. In addition, from time to time, when calculating the total amount of profits and losses, we include unapproved claims as contract revenue when collection is deemed probable based upon the criteria for recognizing unapproved claims under Accounting Standards Codification ("ASC") 605-35-25. Including unapproved claims in this calculation increases the operating income (or reduces the operating loss) that would otherwise be recorded without consideration of the probable unapproved claim. Given the uncertainties associated with these types of contracts, it is possible for actual cost to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenue and profits.

It can be very difficult or expensive to obtain the insurance we need for our business operations.

As part of business operations we maintain insurance both as a corporate risk management strategy and to satisfy the requirements of many of our contracts. Although in the past we have been generally able to cover our insurance needs, there can be no assurances that we can secure all necessary or appropriate insurance in the future, or that such insurance can be economically secured. For example, catastrophic events can result in decreased coverage limits, more limited coverage, increased premium costs or deductibles. We also monitor the financial health of the insurance companies from which we procure insurance, and this is one of the factors we take into account when purchasing insurance. Our insurance is purchased from a number of the world's leading providers, often in layered insurance or quota share arrangements. If any of our third party insurers fail, abruptly cancel our coverage or otherwise cannot satisfy their insurance requirements to us, then our overall risk exposure and operational expenses could be increased and our business operations could be interrupted.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ongoing ability to generate cash is important for the funding of our continuing operations and the servicing of our indebtedness. To the extent that existing cash balances and cash flow from operations, together with borrowing capacity under our existing credit facilities, are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results; and those factors may affect our efforts to arrange additional financing on terms that are acceptable to us. Furthermore, in the past few years, there has been significant upheaval and turmoil in financial markets and in many financial institutions, and if these conditions cause deterioration of the financial institutions which provide credit to us, it is possible that our ability to draw upon our credit facilities may be impacted. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges.

We could suffer from a temporary liquidity crisis if the financial institutions who hold our cash and investments fail.

Our cash balances and certain short-term investments are maintained in accounts held by major banks and financial institutions located primarily in North America, Europe, and Asia. Some of our accounts hold deposits that exceed available insurance. Although none of the financial institutions in which we hold our cash and investments have gone into bankruptcy, forced receivership or have been seized by governments, there remains the risk that this could occur in the future. If this were to occur, we could be at risk of not being able to access our cash which could result in a temporary liquidity crisis that could impede our ability to fund operations.

Any acquisitions, dispositions or other investments may present risks or uncertainties.

We have made and expect to continue to pursue selective acquisitions or dispositions of businesses, or investments in strategic business opportunities. We cannot provide assurances that we will be able to locate suitable acquisitions or investments, or that we will be able to consummate any such transactions on terms and conditions acceptable to us, or that such transactions will be successful. Acquisitions may bring us into businesses we have not previously conducted or jurisdictions where we have had little to no prior operations experience and thus expose us to additional business risks that are different from those we have traditionally experienced. We also may encounter difficulties identifying all significant risks during our due diligence activities or integrating acquisitions and successfully managing the growth we expect to experience from these acquisitions. We may not be able to successfully cause a buyer of a divested business to assume the liabilities of that business or, even if such liabilities are assumed, we may have difficulties enforcing our rights, contractual or otherwise, against the buyer. We may invest in companies that fail, causing a loss of all or part of our investment. In addition, if we determine that an other-than-temporary decline in the fair value exists for a company in which we have invested, we may have to write down that investment to its fair value and recognize the related write-down as an investment loss. For cases in which we are required under the equity method or the proportionate consolidation method of accounting to recognize a proportionate share of another company's income or loss, such income or loss may impact our earnings.

We may be affected by market or regulatory responses to climate change.

Growing concerns about climate change may result in the imposition of additional environmental regulations. Legislation, international protocols or treaties, regulation or other restrictions on emissions could affect our clients, including those who (a) are involved in the exploration, production or refining of fossil fuels such as our Oil & Gas segment clients, (b) emit greenhouse gases through the combustion of fossil fuels, including some of our Power segment clients or (c) emit greenhouse gases through the mining, manufacture, utilization or production of materials or goods. Such legislation or restrictions could increase the costs of projects for us and our clients or, in some cases, prevent a project from going forward, thereby potentially reducing the need for our services which could in turn have a material adverse effect on our operations and financial condition. However, legislation and regulation regarding climate change could also increase the pace of development of carbon capture and storage projects, alternative transportation, alternative energy facilities, such as wind farms, or incentivize increased implementation of clean fuel projects which could positively impact the demand for our services. We cannot predict when or whether any of these various legislative and regulatory proposals may become law or what their effect will be on us and our customers.

In the event we make acquisitions using our stock as consideration, stockholders' ownership percentage would be diluted.

We intend to grow our business not only organically but also potentially through acquisitions. One method of paying for acquisitions or to otherwise fund our corporate initiatives is through the issuance of additional equity securities. If we do issue additional equity securities, the issuance would have the effect of diluting our earnings per share and stockholders' percentage ownership.

As a holding company, we are dependent on our subsidiaries for cash distributions to fund debt payments and other corporate liabilities.

Because we are a holding company, we have no true operations or significant assets other than the stock we own of our subsidiaries. We depend on dividends, loans and other distributions from these subsidiaries to be able to service our indebtedness, fund share repurchases and satisfy other financial obligations. Contractual limitations and legal regulations may restrict the ability of our subsidiaries to make such distributions to us or, if made, may be insufficient to cover our financial obligations.

We maintain a workforce based upon current and anticipated workloads. If we do not receive future contract awards or if these awards are delayed, significant cost may result.

Our estimates of future performance depend on, among other matters, whether and when we will receive certain new contract awards, including the extent to which we utilize our workforce. The rate at which we utilize our workforce is impacted by a variety of factors including our ability to manage attrition, our ability to forecast our need for services which allows us to maintain an appropriately sized workforce, our ability to transition employees from completed projects to new projects or between internal business groups, and our need to devote resources to non-chargeable activities such as training or business development. While our estimates are based upon our good faith judgment, these estimates can be unreliable and may frequently change based on newly available information. In the case of large-scale domestic and international projects where timing is often uncertain, it is particularly difficult to predict whether and when we will receive a contract award. The uncertainty of contract award timing can present difficulties in matching our workforce size with our contract needs. If an expected contract award is delayed or not received, we could incur cost resulting from reductions in staff or redundancy of facilities that would have the effect of reducing our profits.

Delaware law and our charter documents may impede or discourage a takeover or change of control.

Fluor is a Delaware corporation. Various anti-takeover provisions under Delaware law impose impediments on the ability of others to acquire control of us, even if a change of control would be beneficial to our stockholders. In addition, certain provisions of our charters and bylaws may impede or discourage a takeover. For example:

- stockholders may not act by written consent;
- there are various restrictions on the ability of a stockholder to call a special meeting or to nominate a director for election; and
- our Board of Directors can authorize the issuance of preference shares.

These types of provisions in our charters and bylaws could also make it more difficult for a third party to acquire control of us, even if the acquisition would be beneficial to our stockholders. Accordingly, stockholders may be limited in the ability to obtain a premium for their shares.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Major Facilities

Operations of Fluor and its subsidiaries are conducted at both owned and leased properties in domestic and foreign locations totaling approximately 7.3 million rentable square feet. Our executive offices are located at 6700 Las Colinas Boulevard, Irving, Texas. As our business and the mix of structures are constantly changing, the extent of utilization of the facilities by particular segments cannot be accurately stated. In addition, certain owned or leased properties of Fluor and its subsidiaries are leased or subleased to third party tenants. While we have operations worldwide, the following table describes the location and general character of our more significant existing facilities:

Location	Interest
United States:	
Aliso Viejo, California	Owned and Leased
Greenville, South Carolina	Owned and Leased
Houston (Sugar Land), Texas	Leased
Irving, Texas (Corporate Headquarters)	Owned
Canada:	
Calgary, Alberta	Owned and Leased
Vancouver, British Columbia	Leased
Latin America:	
Mexico City, Mexico	Leased
Santiago, Chile	Owned and Leased
Europe, Africa and Middle East:	
Al Khobar, Saudi Arabia	Owned
Farnborough, England	Owned and Leased
Gliwice, Poland	Owned
Haarlem, the Netherlands	Owned
Johannesburg, South Africa	Leased
Asia/Asia Pacific:	
Cebu, the Philippines	Leased
Manila, the Philippines	Owned and Leased
Melbourne, Australia	Leased
New Delhi, India	Leased
Shanghai, China	Leased

We also lease or own a number of sales, administrative and field construction offices, warehouses and equipment yards strategically located throughout the world.

Item 3. *Legal Proceedings*

Fluor and its subsidiaries, as part of their normal business activities, are parties to a number of legal proceedings and other matters in various stages of development. Management periodically assesses our liabilities and contingencies in connection with these matters based upon the latest information available. We disclose material pending legal proceedings pursuant to Securities and Exchange Commission rules and other pending matters as we may determine to be appropriate.

For information on legal proceedings and matters in dispute, see "13. Contingencies and Commitments" in the Notes to Consolidated Financial Statements.

Item 4. *Mine Safety Disclosures*

Not applicable.

Executive Officers of the Registrant

Information regarding the company's executive officers is set forth under the caption "Executive Officers of the Registrant" in Part III, Item 10, of this Form 10-K and is incorporated herein by this reference.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is traded on the New York Stock Exchange under the symbol "FLR." The following table sets forth for the quarters indicated the high and low sales prices of our common stock, as reported in the Consolidated Transactions Reporting System, and the cash dividends paid per share of common stock.

	Common Stock Price Range		Dividends Per Share
	High	Low	
Year Ended December 31, 2013			
Fourth Quarter	$80.45	$68.93	$0.16
Third Quarter	$74.72	$57.50	$0.16
Second Quarter	$66.90	$53.50	$0.16
First Quarter	$66.67	$58.56	$0.16
Year Ended December 31, 2012			
Fourth Quarter	$59.96	$51.09	$0.16
Third Quarter	$60.82	$45.61	$0.16
Second Quarter	$61.65	$44.99	$0.16
First Quarter	$64.67	$51.02	$0.16

Any future cash dividends will depend upon our results of operations, financial condition, cash requirements, availability of surplus and such other factors as our Board of Directors may deem relevant. See "Item 1A. — Risk Factors."

At February 12, 2014, there were 160,347,488 shares outstanding and 5,671 stockholders of record of the company's common stock. The company estimates there were an additional 170,000 stockholders whose shares were held by banks, brokers or other financial institutions at February 7, 2014.

Issuer Purchases of Equity Securities

The following table provides information as of the three months ended December 31, 2013 about purchases by the company of equity securities that are registered by the company pursuant to Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"):

Period	Total Number of Shares Purchased[(1)]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs[(2)]
October 1–October 31, 2013	—	$ —	—	11,840,816
November 1–November 30, 2013	2,591,557	77.17	2,591,557	9,249,259
December 1–December 31, 2013	—	—	—	9,249,259
Total	2,591,557	$77.17	2,591,557	

(1) Consists of 2,591,557 shares of company stock repurchased and canceled by the company during the fourth quarter of 2013 under its stock repurchase program for total consideration of $199,999,968.

(2) On February 6, 2013, the Board of Directors approved an increase of 8,000,000 shares to the share repurchase program announced on November 3, 2011, bringing the total number of shares available for repurchase to 11,840,816 shares. As of December 31, 2013, we had 9,249,259 shares remaining available for repurchase. On February 6, 2014, the Board of Directors approved an increase of

6,000,000 shares to the program. The company continues to repurchase shares from time to time in open market transactions or privately negotiated transactions, at its discretion, subject to market conditions and other factors and at such time and in amounts that the company deems appropriate.

Item 6. *Selected Financial Data*

The following table presents selected financial data for the last five years. This selected financial data should be read in conjunction with the consolidated financial statements and related notes included in "Item 15. — Exhibits and Financial Statement Schedules." Amounts are expressed in millions, except for per share and employee information:

	Year Ended December 31,				
	2013	2012	2011	2010	2009
CONSOLIDATED OPERATING RESULTS					
Total revenue	$27,351.6	$27,577.1	$23,381.4	$20,849.3	$21,990.3
Earnings before taxes	1,177.6	733.5	1,001.8	559.6	1,136.8
Net earnings attributable to Fluor Corporation(1)	667.7	456.3	593.7	357.5	684.9
Earnings per share(1)					
Basic	$ 4.11	$ 2.73	$ 3.44	$ 2.01	$ 3.79
Diluted	4.06	2.71	3.40	1.98	3.75
Cash dividends per common share declared	0.64	0.64	0.50	0.50	0.50
Return on average shareholders' equity	18.6%	13.0%	17.4%	10.4%	23.0%
CONSOLIDATED FINANCIAL POSITION					
Current assets	$ 6,003.7	$ 6,094.1	$ 5,878.7	$ 5,561.8	$ 5,122.1
Current liabilities	3,407.2	3,887.1	3,838.2	3,522.4	3,301.4
Working capital	2,596.5	2,207.0	2,040.5	2,039.4	1,820.7
Property, plant and equipment, net	967.0	951.3	921.6	866.3	837.0
Total assets	8,323.9	8,276.0	8,268.4	7,613.9	7,178.5
Capitalization					
3.375% Senior Notes	496.6	496.2	495.7	—	—
1.5% Convertible Senior Notes	18.4	18.5	19.5	96.7	109.8
Other debt obligations	11.4	26.3	17.8	17.8	17.7
Shareholders' equity	3,757.0	3,341.3	3,395.5	3,497.0	3,305.5
Total capitalization	4,283.4	3,882.3	3,928.5	3,611.5	3,433.0
Total debt as a percent of total capitalization	12.3%	13.9%	13.6%	3.2%	3.7%
Shareholders' equity per common share	$ 23.29	$ 20.58	$ 20.09	$ 19.82	$ 18.48
Common shares outstanding at year end	161.3	162.4	169.0	176.4	178.8
OTHER DATA					
New awards(2)	$25,085.6	$27,129.2	$26,896.1	$27,362.9	$18,455.4
Backlog at year end(2)	34,907.1	38,199.4	39,483.7	34,908.7	26,778.7
Capital expenditures	288.5	254.7	338.2	265.4	233.1
Cash provided by operating activities	788.9	628.4	889.7	550.9	905.0
Cash provided (utilized) by investing activities	(234.6)	(38.4)	(436.4)	218.4	(818.1)
Cash utilized by financing activities	(369.6)	(616.6)	(395.8)	(389.9)	(323.0)
Employees at year end					
Salaried employees	29,425	32,592	33,252	29,159	24,943
Craft/hourly employees	8,704	8,601	9,835	10,070	11,209
Total employees	38,129	41,193	43,087	39,229	36,152

(1) Net earnings attributable to Fluor Corporation in 2013 included pre-tax income of $57 million (or $0.22 per diluted share) resulting from the favorable resolution of various issues with the U.S. government related to 2001-2013. Of this amount, $31 million was the result of resolving challenges as to the reimbursability of certain costs, $11 million was the result of a favorable court ruling that resolved certain disputed items and $15 million was related to the closeout and final disposition of other matters.

Net earnings attributable to Fluor Corporation in 2012 included pre-tax charges of $416 million (or $1.57 per diluted share) for the Greater Gabbard Offshore Wind Farm ("Greater Gabbard") Project, a pre-tax gain of $43 million (or $0.16 per diluted share) on the sale of the company's unconsolidated interest in a telecommunications company located in the United Kingdom and tax benefits of $43 million ($0.25 per diluted share) associated with the net reduction of tax reserves for various domestic and international disputed items and a U.S. Internal Revenue Service ("IRS") settlement.

Net earnings attributable to Fluor Corporation in 2011 included pre-tax charges of $60 million (or $0.21 per diluted share) for the Greater Gabbard Project.

Net earnings attributable to Fluor Corporation in 2010 included pre-tax charges of $343 million (or $1.79 per diluted share) for the Greater Gabbard Project. These charges were partially offset by a tax benefit of $152 million (or $0.84 per diluted share) for a worthless stock deduction from the tax restructuring of a foreign subsidiary in the fourth quarter. A significant portion of this tax benefit resulted from the financial impact of the Greater Gabbard Project charges on the foreign subsidiary. Net earnings attributable to Fluor Corporation in 2010 also included a pre-tax charge of $95 million (or $0.33 per diluted share) related to a completed infrastructure joint venture project in California and pre-tax charges of $91 million (or $0.31 per diluted share) on a gas-fired power project in Georgia.

Net earnings attributable to Fluor Corporation in 2009 included a pre-tax charge of $45 million ($0.15 per diluted share) for a paper mill project.

See "Item 7. — Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 30 to 47 and Notes to Consolidated Financial Statements on pages F-8 to F-47 for additional information relating to significant items affecting the results of operations for 2011 - 2013.

(2) As of December 31, 2013, the company began including the unfunded portion of multi-year government contract awards in its backlog to be more comparable to industry practice. As a result of this change, total new awards and backlog included $983 million of unfunded government contracts as of December 31, 2013.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Introduction

The following discussion and analysis is provided to increase the understanding of, and should be read in conjunction with, the Consolidated Financial Statements and accompanying Notes. For purposes of reviewing this document, "segment profit" is calculated as revenue less cost of revenue and earnings attributable to noncontrolling interests excluding: corporate general and administrative expense; interest expense; interest income; domestic and foreign income taxes; and other non-operating income and expense items. For a reconciliation of segment profit to earnings before taxes, see "15. Operations by Business Segment and Geographical Area" in the Notes to Consolidated Financial Statements.

Results of Operations

Summary of Overall Company Results

Effective January 1, 2013, the company implemented certain organizational changes that affected the composition of its reportable segments. The company's operations and maintenance activities, previously included in the Global Services segment, have been integrated into the Industrial & Infrastructure segment as part of the new industrial services business line, which also includes project execution activities that were previously reported in the manufacturing and life sciences business line. Additionally, the Global Services segment now includes activities associated with the company's efforts to grow its fabrication and construction capabilities and the operations of its procurement entity, Acqyre. Operating information by segment for 2012 and 2011 has been recast to reflect these organizational changes.

Consolidated revenue for 2013 of $27.4 billion was essentially level with 2012. Revenue growth in the Oil & Gas and Power segments in 2013 was offset by revenue decline in the Industrial & Infrastructure, Government and Global Services segments.

Consolidated revenue for 2012 increased 18 percent to $27.6 billion from $23.4 billion for 2011, primarily due to substantial growth in the mining and metals business line of the Industrial & Infrastructure segment and growth in the Oil & Gas segment. Revenue in the Global Services and Power segments also increased in 2012 compared to the prior year.

Earnings before taxes for 2013 increased 61 percent to $1.2 billion from $734 million in 2012, principally driven by improved performance in the Industrial & Infrastructure and Oil & Gas segments. The improvement in the Industrial & Infrastructure segment was primarily because the prior year results included a $416 million pre-tax charge related to an unexpected adverse decision from arbitration proceedings on the Greater Gabbard Offshore Wind Farm ("Greater Gabbard") Project, a $1.8 billion lump-sum project to provide engineering, procurement and construction services for the client's offshore wind farm project in the United Kingdom. The Oil & Gas segment generated significantly higher contributions in 2013 when compared to 2012 as a result of higher project execution activities for various upstream and petrochemical projects in different regions. The Power and Government segments also contributed to the improvement in earnings before taxes in the current year. A decline in contributions from projects in the mining and metals business line of the Industrial & Infrastructure segment and reduced contributions from the Global Services segment offset some of the increases to earnings before taxes discussed above.

Earnings before taxes for 2012 decreased 27 percent to $734 million from $1.0 billion in 2011, due to lower contributions from the Industrial & Infrastructure segment which recorded the previously mentioned $416 million charge on the Greater Gabbard Project. Improved contributions in the Oil & Gas, Global Services and Government segments during 2012 were offset by lower earnings in the Power segment.

A highly competitive business environment has continued to put pressure on margins, although the Oil & Gas segment has continued to show signs of improvement, particularly for the upstream and petrochemicals markets. The Oil & Gas segment remains well positioned for new project activity in these markets. The competitive environment is expected to continue and, in certain cases, may result in more lump-sum project execution for the company.

In addition to the strengthening of the upstream and petrochemicals markets of the Oil & Gas segment, certain other market trends have emerged. First, the mining and metals business line of the Industrial & Infrastructure segment, which had grown rapidly over the last several years, experienced a significant decline in volume in 2013. This decline is attributable to the deferral of major capital investment decisions by some mining customers due to project cost escalation, softening commodity demand and project-specific circumstances. The timing of when capital investment by these mining customers could resume is uncertain, and the weakened mining market conditions could be prolonged. Second, the U.S. government has continued to close bases in the execution of the Logistics Civil Augmentation Program ("LOGCAP IV") in Afghanistan which has reduced the volume of work for the Government segment.

The effective tax rate was 30.1 percent, 22.1 percent and 30.3 percent for 2013, 2012 and 2011, respectively. The 2013 rate was favorably impacted by research tax credits and the domestic production activities deduction, partially offset by a foreign loss without a tax benefit. The 2012 rate was favorably impacted by the release of previously unrecognized tax benefits of $13 million related to a settlement with the IRS for tax years 2003 through 2005, as well as the net reduction of tax reserves totaling $30 million attributable to a variety of domestic and international disputed items, including the resolution of an uncertainty associated with a prior year tax restructuring. The 2011 rate was favorably impacted by the release of previously unrecognized tax benefits related to the expiration of statutes of limitations and the resolution of various disputed items. Factors affecting the effective tax rates for 2011 - 2013 are discussed further under "— Corporate, Tax and Other Matters" below.

Net earnings attributable to Fluor Corporation were $4.06 per diluted share in 2013 compared to $2.71 and $3.40 per diluted share in 2012 and 2011, respectively. Net earnings attributable to Fluor Corporation in 2013 reflected the impact of the significant increase in project execution activities for the Oil & Gas segment and improved performance for the Industrial & Infrastructure segment. Net earnings attributable to Fluor Corporation in 2012 included the pre-tax charge of $416 million ($1.57 per diluted share) for the Greater Gabbard Project and a pre-tax gain of $43 million ($0.16 per diluted share) on the sale of the company's unconsolidated interest in a telecommunications company located in the United

Kingdom. Net earnings attributable to Fluor Corporation in 2011 reflected the pre-tax charges of $60 million ($0.21 per diluted share) for the Greater Gabbard Project.

Consolidated new awards for 2013 were $25.1 billion compared to $27.1 billion in 2012 and $26.9 billion in 2011. The major contributors of new award activity for all three years were the Oil & Gas and Industrial & Infrastructure segments. Approximately 63 percent of consolidated new awards for 2013 were for projects located outside of the United States.

Consolidated backlog was $34.9 billion as of December 31, 2013, $38.2 billion as of December 31, 2012, and $39.5 billion as of December 31, 2011. The Oil & Gas and Industrial & Infrastructure segments made up the vast majority of backlog for all three years. The lower backlog at the end of 2013 was directly attributable to the work off of backlog outpacing new awards for the mining and metals business line of the Industrial & Infrastructure segment. As of December 31, 2013, approximately 64 percent of consolidated backlog related to projects located outside of the United States.

For a more detailed discussion of operating performance of each business segment, corporate general and administrative expense and other items, see "— Segment Operations" and "— Corporate, Tax and Other Matters" below.

Discussion of Critical Accounting Policies

The company's discussion and analysis of its financial condition and results of operations is based upon its Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The company's significant accounting policies are described in the Notes to Consolidated Financial Statements. The preparation of the Consolidated Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Estimates are based on information available through the date of the issuance of the financial statements and, accordingly, actual results in future periods could differ from these estimates. Significant judgments and estimates used in the preparation of the Consolidated Financial Statements apply to the following critical accounting policies:

Engineering and Construction Contracts Contract revenue is recognized on the percentage-of-completion method based on contract cost incurred to date compared to total estimated contract cost. Contracts are generally segmented between types of services, such as engineering and construction, and accordingly, gross margin related to each activity is recognized as those separate services are rendered. The percentage-of-completion method of revenue recognition requires the company to prepare estimates of cost to complete for contracts in progress. In making such estimates, judgments are required to evaluate contingencies such as potential variances in schedule and the cost of materials, labor cost and productivity, the impact of change orders, liability claims, contract disputes and achievement of contractual performance standards. Changes in total estimated contract cost and losses, if any, are recognized in the period they are determined. Pre-contract costs are expensed as incurred. The majority of the company's engineering and construction contracts provide for reimbursement of cost plus a fixed or percentage fee. As of December 31, 2013, 80 percent of the company's backlog was cost reimbursable while 20 percent was for fixed-price, lump-sum or guaranteed maximum contracts. In certain instances, the company provides guaranteed completion dates and/or achievement of other performance criteria. Failure to meet schedule or performance guarantees could result in unrealized incentive fees or liquidated damages. In addition, increases in contract cost can result in non-recoverable cost which could exceed revenue realized from the projects. The company generally provides limited warranties for work performed under its engineering and construction contracts. The warranty periods typically extend for a limited duration following substantial completion of the company's work on a project. Historically, warranty claims have not resulted in material costs incurred, and any estimated costs for warranties are included in the individual project cost estimates for purposes of accounting for long-term contracts.

Claims arising from engineering and construction contracts have been made against the company by clients, and the company has made claims against clients for cost incurred in excess of current contract provisions. The company recognizes revenue, but not profit, for certain significant claims (including change orders in dispute and unapproved change orders in regard to both scope and price) when it is determined that recovery of incurred cost is probable and the amounts can be reliably estimated. Under ASC 605-35-25, these requirements are satisfied when the contract or other evidence provides a legal basis for the claim, additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the company's performance, claim-related costs are identifiable and considered reasonable in view of the work performed, and evidence supporting the claim is objective and verifiable. Cost, but not profit, associated with unapproved change orders is accounted for in revenue when it is probable that the cost will be recovered through a change in the contract price. In circumstances where recovery is considered probable, but the revenue cannot be reliably estimated, cost attributable to change orders is deferred pending determination of the impact on contract price. If the requirements for recognizing revenue for claims or unapproved change orders are met, revenue is recorded only to the extent that costs associated with the claims or unapproved change orders have been incurred. There were no recognized claims against clients as of December 31, 2013. Recognized claims against clients amounted to $20 million as of December 31, 2012.

Backlog in the engineering and construction industry is a measure of the total dollar value of work to be performed on contracts awarded and in progress. Although backlog reflects business that is considered to be firm, cancellations or scope adjustments may occur. Backlog is adjusted to reflect any known project cancellations, revisions to project scope and cost, and deferrals, as appropriate. As of December 31, 2013, the company began including the unfunded portion of multi-year government contract awards in its backlog to be more comparable to industry practice.

Engineering and Construction Partnerships and Joint Ventures Certain contracts are executed jointly through partnership and joint venture arrangements with unrelated third parties. Generally, these arrangements are characterized by a 50 percent or less ownership interest that requires only a small initial investment. The arrangements are often formed for the single business purpose of executing a specific project and allow the company to share risks and secure specialty skills required for project execution.

The company evaluates each partnership and joint venture at inception to determine if it qualifies as a variable interest entity ("VIE") under ASC 810. A variable interest entity is an entity used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors who are not required to provide sufficient financial resources for the entity to support its activities without additional subordinated financial support. The majority of the company's partnerships and joint ventures qualify as VIEs because the total equity investment is typically nominal and not sufficient to permit the entity to finance its activities without additional subordinated financial support. Upon the occurrence of certain events outlined in ASC 810, the company reassesses its initial determination of whether the partnership or joint venture is a VIE.

The company also evaluates whether it is the primary beneficiary of each VIE and consolidates the VIE if the company has both (a) the power to direct the economically significant activities of the entity and (b) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. The company considers the contractual agreements that define the ownership structure, distribution of profits and losses, risks, responsibilities, indebtedness, voting rights and board representation of the respective parties in determining whether it qualifies as the primary beneficiary. The company also considers all parties that have direct or implicit variable interests when determining whether it is the primary beneficiary. In most cases, the company does not qualify as the primary beneficiary. When the company is determined to be the primary beneficiary, the VIE is consolidated. As required by ASC 810, management's assessment of whether the company is the primary beneficiary of a VIE is continuously performed.

For partnerships and joint ventures in the construction industry, unless full consolidation is required, the company generally recognizes its proportionate share of revenue, cost and profit in its Consolidated Statement of Earnings and uses the one-line equity method of accounting in the Consolidated Balance Sheet, which is a common application of ASC 810-10-45-14 in the construction industry. At times, the cost and equity methods of accounting are also used, depending on the company's respective ownership interest, amount of influence in the VIE and other factors. The most significant application of the proportionate consolidation method is in the Oil & Gas, Industrial & Infrastructure and Government segments.

Goodwill and Intangible Assets Goodwill is not amortized but is subject to annual impairment tests. Interim testing for impairment is performed if indicators of potential impairment exist. For purposes of impairment testing, goodwill is allocated to the applicable reporting units based on the current reporting structure. When testing goodwill for impairment, the company first compares the fair value of each reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, a second step is performed to measure the amount of potential impairment. In the second step, the company compares the implied fair value of reporting unit goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized. During 2013, the company completed its annual goodwill impairment tests in the first quarter and determined that none of the goodwill was impaired because the fair value of each reporting unit substantially exceeded its carrying amount.

Intangible assets with indefinite lives are not amortized but are subject to annual impairment tests. Interim testing for impairment is performed if indicators of potential impairment exist. An intangible asset with an indefinite life is impaired if its carrying value exceeds its fair value. As of December 31, 2013, none of the company's intangible assets with indefinite lives were impaired. Intangible assets with finite lives are amortized on a straight-line basis over the useful lives of those assets, ranging from one year to ten years.

Deferred Taxes and Uncertain Tax Positions Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the company's financial statements or tax returns. As of December 31, 2013, the company had deferred tax assets of $734 million which were partially offset by a valuation allowance of $245 million and further reduced by deferred tax liabilities of $103 million. The valuation allowance reduces certain deferred tax assets to amounts that are more likely than not to be realized. The allowance for 2013 primarily relates to the deferred tax assets on certain net operating loss carryforwards for U.S. and non-U.S. subsidiaries and certain reserves on investments. The company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in the applicable taxing jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the company's effective tax rate on future earnings.

Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. Income tax positions that previously failed to meet the more-likely-than-not threshold are recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met. The company recognizes potential interest and penalties related to unrecognized tax benefits within its global operations in income tax expense.

Retirement Benefits The company accounts for its defined benefit pension plans in accordance with ASC 715-30, "Defined Benefit Plans — Pension." As required by ASC 715-30, the unfunded or overfunded projected benefit obligation is recognized in the company's financial statements. Assumptions concerning discount rates, long-term rates of return on plan assets and rates of increase in compensation levels are determined based on the current economic environment in each host country at the end of each respective annual reporting period. The company evaluates the funded status of each of its retirement plans using these current assumptions and determines the appropriate funding level considering applicable regulatory requirements, tax deductibility, reporting considerations and other factors. Assuming no changes in current assumptions, the company expects to fund between $30 million and $60 million for the calendar year 2014, which is expected to be in excess of the minimum funding required. If the discount rates were reduced by

25 basis points, plan liabilities for the U.S. and non-U.S. plans would increase by approximately $16 million and $42 million, respectively.

Segment Operations

The company provides professional services on a global basis in the fields of engineering, procurement, construction, fabrication and modularization, commissioning, maintenance and project management. The company is organized into five principal business segments: Oil & Gas, Industrial & Infrastructure, Government, Global Services and Power. For more information on the business segments see "Item 1. — Business" above.

Oil & Gas

Revenue and segment profit for the Oil & Gas segment are summarized as follows:

	Year Ended December 31,		
(in millions)	**2013**	**2012**	**2011**
Revenue	$11,519.8	$9,513.9	$7,961.7
Segment profit	441.1	334.7	275.6

Revenue in 2013 increased 21 percent compared to 2012, primarily driven by higher project execution activities for various upstream and petrochemical projects in different regions. Major contributors to the increase included an oil sands facility in Canada, a coal bed methane project in Australia and a grassroots petrochemical project in the Middle East. This revenue growth was partially offset by reduced volume on certain projects at or near substantial completion, including two oil refineries in the United States and upstream services for two other Canadian oil sands projects. Revenue for 2012 increased nearly 20 percent compared to 2011 as a result of broad-based growth in the segment, including the coal bed methane gas project in Australia, the petrochemical complex in the Middle East and a major mine replacement project in Canada.

Segment profit in 2013 increased 32 percent compared to 2012 primarily due to the project execution activities driving the revenue growth discussed above, as well as contributions from two petrochemical projects in North America, a gas processing project in Kazakhstan and an upstream project in Russia. Segment profit in 2012 increased 21 percent compared to 2011 and was driven by the same projects responsible for the revenue growth, including higher contributions from the coal bed methane gas project in Australia, as well as numerous other geographically dispersed projects.

Segment profit margin was 3.8 percent in 2013, compared to 3.5 percent in both 2012 and 2011. The current year improvement is predominantly due to the factors discussed above that resulted in increases in revenue and segment profit and reflects greater leverage of segment overhead compared to the prior years.

New awards in the Oil & Gas segment were $12.9 billion in 2013, $12.6 billion in 2012, and $8.3 billion in 2011. New awards in 2013 included two petrochemical facilities in North America, an upstream project in Russia, a grassroots upgrader project in Canada and additional releases on a gas processing project in Kazakhstan. New awards in 2012 included an oil sands bitumen processing facility in Canada, the gas processing project in Kazakhstan and a petrochemicals complex in the United States. New awards in 2011 included a petrochemicals complex in the Middle East and upstream services associated with an oil sands bitumen processing facility in Canada.

Backlog for the Oil & Gas segment was $20.0 billion as of December 31, 2013 compared to $18.2 billion as of December 31, 2012 and $15.1 billion as of December 31, 2011. The higher ending backlog for the two most recent years is reflective of the higher levels of new award activity for those years. Although market conditions remain competitive, there is continued demand for new capacity in oil and gas production and petrochemicals. The segment remains well positioned for new project activity in these markets. The competitive environment is expected to continue and, in certain cases, may result in more lump-sum project execution.

Total assets in the segment were $1.6 billion as of December 31, 2013 and $1.7 billion as of December 31, 2012.

Industrial & Infrastructure

Revenue and segment profit for the Industrial & Infrastructure segment are summarized as follows:

(in millions)	Year Ended December 31, 2013	2012	2011
Revenue	$11,081.7	$13,237.8	$10,705.5
Segment profit	476.0	176.5	418.9

Revenue in 2013 decreased 16 percent compared to 2012 and revenue in 2012 increased 24 percent from 2011, primarily due to changes in volume in the mining and metals business line.

Segment profit and segment profit margin increased significantly in 2013 compared to 2012 primarily because the prior year results included a $416 million pre-tax charge in the fourth quarter of 2012 due to an unexpected adverse decision in the arbitration proceedings related to the company's claims for additional compensation on the Greater Gabbard Project. Contributions to segment profit in 2013 by the mining and metals business line declined 25 percent compared to the prior year as a result of the aforementioned decrease in revenue in the current year. The reduced contributions by the mining and metals business line were partially offset by improved performance in the industrial services business line and positive contributions totaling $61 million for the achievement of key milestones and the successful closeout of three domestic transportation projects. The 2012 Greater Gabbard Project charge was somewhat offset by the favorable impact on segment profit of the substantially higher level of project execution activities related to the growth in the mining and metals business line during that year, also noted above, and a pre-tax gain of $43 million on the October 2012 sale of the company's unconsolidated interest in a telecommunications company located in the United Kingdom that was formed in connection with the development and construction of a previously completed project. Segment profit for 2012 also included positive contributions from various infrastructure projects, including $21 million due to the achievement of significant progress milestones on one project, $20 million as an infrastructure road project neared completion, and $19 million for fees earned at financial closing for another infrastructure road project.

Segment profit and segment profit margin decreased substantially in 2012, compared to 2011 as a result of the Greater Gabbard charge in the fourth quarter of 2012, as discussed previously. The impact of this charge on 2012 segment profit and segment profit margin was mitigated somewhat by the positive profit contributors that are discussed in the previous paragraph. During 2011, the segment recorded charges totaling $60 million for the Greater Gabbard Project due to increased costs associated with project execution activities. These charges were largely offset by positive contributions from other projects in the segment during the year, including $20 million for forecast adjustments due to the achievement of progress milestones on two infrastructure road projects, $11 million from the closeout of an infrastructure project, $11 million of costs recovered in a settlement with a bankrupt client for a fixed-price infrastructure joint venture project discussed in more detail below, and $10 million related to the favorable resolution of certain disputed items and the achievement of incentive targets on a mining project.

New awards in the Industrial & Infrastructure segment were $6.6 billion during 2013, $10.4 billion during 2012 and $13.3 billion during 2011. New awards in 2013 included the Tappan Zee Bridge project in New York, a road project in Texas and a new award for the continued expansion of a large copper project in Peru. New awards in 2012 included additional scope for an iron ore joint venture project in Western Australia, copper mining projects in Peru and the United States and a managed toll lane project in Virginia. New awards in 2011 included $6.2 billion for ongoing iron ore work in Australia, as well as a major copper project in Peru. The year-to-year decrease in new awards since 2011 is primarily attributable to the mining and metals business line. This decline is attributable to the deferral of major capital investment decisions by some mining customers due to project cost escalation, softening commodity demand and project-specific circumstances. The timing of when capital investment by these mining customers could resume is uncertain, and the weakened mining market conditions could be prolonged.

Ending backlog for the segment decreased to $10.5 billion for 2013 from $17.2 billion for 2012 and $21.5 billion for 2011. The decline in 2013 and 2012 backlog was due to the work off of backlog outpacing the reduced new award activity in the mining and metals business and the cancellations of a mining project during the fourth quarter of 2013 totaling $1.8 billion and two mining projects during the third quarter of 2012 totaling $2.0 billion.

Total assets in the Industrial & Infrastructure segment were $910 million as of December 31, 2013 and $752 million as of December 31, 2012. This increase in the segment's total assets in 2013 was primarily attributed to an increase in contract work in progress associated with the timing of billings for certain projects.

Government

Revenue and segment profit for the Government segment are summarized as follows:

	Year Ended December 31,		
(in millions)	**2013**	**2012**	**2011**
Revenue	$2,749.1	$3,304.7	$3,398.2
Segment profit	161.4	149.7	145.5

Revenue in 2013 decreased 17 percent compared to 2012, primarily due to the reduction in project execution activities associated with the closure of bases for the Logistics Civil Augmentation Program ("LOGCAP IV") for the United States Army in Afghanistan. Also contributing to the revenue decline was a reduction in project execution activities at the Savannah River Site Management and Operating Project (the "Savannah River Project") in South Carolina, which was mostly attributable to the 2012 close-out of the American Recovery and Reinvestment Act ("ARRA") funded work at the site. The U.S. government's March 1, 2013 budget sequestration, which was lifted in June 2013, contributed to the revenue decline for the non-ARRA work at the Savannah River Project when compared to the prior year. Revenue in 2012 decreased slightly compared to 2011, primarily due to the previously mentioned close-out of the ARRA funded work at the Savannah River Project in late 2012.

Segment profit for 2013 increased eight percent compared to 2012. The company favorably resolved challenges with the U.S. government as to the reimbursability of certain costs that were incurred during 2006 - 2013, resulting in contributions to segment profit of $31 million in the fourth quarter of 2013. Also in the fourth quarter of 2013, segment profit was increased by $11 million as the result of a favorable court ruling that resolved certain disputed items related to 2001-2007, and segment profit was increased by $15 million for the closeout and final disposition of other matters. Segment profit for 2013 also benefitted from changing the LOGCAP IV award fee to a fixed fee at the end of 2012 and the positive impact of negotiations in the first quarter of 2013 related to the close-out of prior year indirect rates. The positive impact of the above items more than offset the reduction of segment profit that resulted from the reduced volume for LOGCAP IV and the ARRA work. Segment profit in 2013 included a $17 million charge related to an adverse judgment associated with the company's final claim on an embassy project, while segment profit in 2012 was reduced for a $13 million charge associated with a claim on another embassy project as the result of an adverse judgment in the first quarter of 2012. Segment profit during 2012 increased three percent compared to 2011. This modest improvement was primarily due to additional contributions from project execution activities on LOGCAP IV task orders, which more than offset charges totaling $13 million related to the charge on the embassy project noted above. Also affecting segment profit in 2012 was the change of the LOGCAP IV award fee to a fixed fee, also mentioned previously, and the resolution of certain open contract issues for the project that allowed the company to recognize additional segment profit of $17 million in the fourth quarter of 2012, which largely offset the impact of an unexpected lower award fee for LOGCAP IV in the third quarter of 2012.

Segment profit margin was 5.9 percent, 4.5 percent and 4.3 percent for the years ended December 31, 2013, 2012 and 2011, respectively. The increase in 2013 was primarily due to the aforementioned favorable resolution of certain items with the U.S. government, as well as the impact of the other factors discussed above that contributed to the change in revenue and segment profit, including the expiration of the statute of limitations for certain exposures.

As of December 31, 2013, the company began including the unfunded portion of multi-year government contract awards in its backlog to be more comparable to industry practice. As a result of this change, total new awards and backlog included $983 million of unfunded government contracts as of December 31, 2013.

New awards were $4.1 billion during 2013, $3.2 billion during 2012 and $3.7 billion during 2011. The higher new awards in 2013 included the unfunded portion of multi-year contract awards, as discussed in the previous paragraph. Both 2013 and 2012 new award levels reflected a reduction in LOGCAP IV new award activity and lower new awards for the gaseous diffusion plant contract for the Department of Energy in Portsmouth, Ohio. Since 2011 was the initial year of the contract at Portsmouth, new awards included amounts for both a transition period and the project's annual funding.

Backlog was $2.4 billion as of December 31, 2013, $1.0 billion as of December 31, 2012 and $1.1 billion as of December 31, 2011. Backlog at the end of 2013 included $983 million of unfunded backlog that resulted from the change in the way the segment now reports backlog, as described above. Also, the backlog for LOGCAP IV as of December 31, 2013 was somewhat higher than what it was at the end of the two prior years as current year new awards for the project outpaced the level of project execution activities for the year.

Total assets in the Government segment decreased to $581 million as of December 31, 2013 from $827 million as of December 31, 2012 primarily due to a reduction in project working capital to support the declining volume of LOGCAP IV project execution activities.

Global Services

Revenue and segment profit for the Global Services segment are summarized as follows:

	Year Ended December 31,		
(in millions)	**2013**	**2012**	**2011**
Revenue	$611.8	$679.6	$572.6
Segment profit	119.7	125.4	122.2

Revenue in 2013 decreased ten percent compared to 2012 mostly due to the equipment business line's reduced volume of activity in Mexico, the Middle East and North America. In addition, 2012 revenue included a one-time sale of equipment in Peru. Offsetting some of the overall decline in revenue for 2013 were revenue increases in Africa (as the result of the acquisition of an equipment company in the third quarter of 2012), the equipment business line's operations in Chile and the temporary staffing business line. Revenue in 2012 increased 19 percent compared to 2011, primarily due to the equipment business line's increased volume of activity in South America (including the one-time sale of equipment in Peru) and its operations in Mexico and Canada. The temporary staffing business line also contributed to the revenue increase due to improvement in its European and North American operations.

Segment profit in 2013 decreased slightly compared to 2012, as improved contributions from the temporary staffing business line were more than offset by reduced contributions from the other business lines. Segment profit during 2012 increased a modest three percent compared to 2011 due to improved performance in the temporary staffing business line.

Segment profit margin was 19.6 percent, 18.5 percent and 21.3 percent for the years ended December 31, 2013, 2012 and 2011, respectively. The small variations from year to year were primarily attributable to the factors discussed above that affected revenue and segment profit. Other factors affecting segment profit margin were the favorable resolution of disputed amounts in the equipment and temporary staffing business lines in 2013, the negative effect of the equipment business line's demobilization and equipment sales activities related to Iraq in 2012 and strong performance in Afghanistan in 2011.

The equipment, temporary staffing and supply chain solutions business lines do not report backlog or new awards.

Total assets in the Global Services segment were $759 million as of December 31, 2013 and $769 million as of December 31, 2012.

Power

Revenue and segment profit (loss) for the Power segment are summarized as follows:

	Year Ended December 31,		
(in millions)	2013	2012	2011
Revenue	$1,389.2	$841.1	$743.4
Segment profit (loss)	11.7	(16.9)	81.1

Revenue in 2013 was 65 percent higher compared to 2012, primarily attributable to a significant increase in project execution activities for a solar power project in the western United States and two gas-fired power plant projects in Texas and Virginia. Offsetting some of the revenue increase in the current year was reduced volume on certain domestic projects progressing towards completion. Revenue in 2012 was 13 percent higher compared to 2011, primarily attributable to projects awarded in 2011 and 2012, including a solar power project and the Texas gas-fired power plant project, both mentioned above, and another solar project in the western United States. The 2011 period included revenue for several projects which have since been completed, including gas-fired power plants in Texas, Virginia and Georgia.

Segment profit and segment profit margin for 2013 increased significantly compared to 2012 principally due to increased contributions from the aforementioned solar power project in the western United States and a decrease in expenses associated with the company's continued investment in NuScale, a small modular nuclear reactor technology company, in which the company acquired a majority interest in late 2011. Offsetting some of this current improvement in segment profit were reduced contributions for certain domestic projects progressing towards completion, noted above. Segment profit and segment profit margin for 2012 declined significantly compared to 2011, principally due to reduced contributions from several completed projects, including the gas-fired power plants in Texas and Virginia, and an increase in expenses associated with NuScale. The 2011 period included a charge of $13 million associated with cost overruns on a gas-fired power plant project in Georgia. The operations of NuScale are primarily for research and development activities. Although part of the Power segment, these activities could provide future benefits to both commercial and government clients. Expenses associated with NuScale were $53 million, $63 million and $7 million for 2013, 2012 and 2011, respectively.

The Power segment continues to be impacted by relatively weak demand for new power generation. Market segments that are best suited to yield new near-term opportunities include gas-fired combined cycle generation, renewable energy, regional transmission feasibility studies and additions, and air emissions compliance projects for existing coal-fired power plants. New awards of $1.5 billion in 2013 included a natural gas-fired power plant project in Virginia. New awards of $884 million in 2012 included a solar power project in the western United States. New awards of $1.6 billion in 2011 included an air emissions control construction program for Luminant, a gas-fired power plant project in Texas, and a solar power project in the western United States.

Backlog was $2.0 billion as of December 31, 2013, $1.9 billion as of December 31, 2012 and $1.8 billion as of December 31, 2011.

Total assets in the Power segment were $155 million as of December 31, 2013 and $121 million as of December 31, 2012. The increase in the segment's total assets in 2013 was attributed to an increase in project working capital.

Corporate, Tax and Other Matters

Corporate For the three years ended December 31, 2013, 2012, and 2011, corporate general and administrative expenses were $175 million, $151 million and $163 million, respectively. The 16 percent increase in 2013 corporate general and administrative expenses compared to 2012 was primarily the result of higher stock price driven compensation expense. The eight percent reduction in 2012 corporate general and administrative expenses compared to 2011 was primarily the result of lower executive bonuses and reduced foreign currency losses.

Net interest expense was $12 million for the year ended December 31, 2013 compared to net interest expense of $0.5 million for the year ended December 31, 2012 and net interest income of $16 million for the year ended December 31, 2011. Net interest expense in both 2013 and 2012 included interest on $500 million of 3.375% Senior Notes that were issued in September 2011. However, the company earned more interest income during 2012 compared to 2013 primarily due to larger cash balances in certain international locations that earn higher yields. Interest expense was considerably higher in 2012 compared to 2011 as a result of the issuance of the 3.375% Senior Notes.

Tax The effective tax rate was 30.1 percent, 22.1 percent and 30.3 percent for 2013, 2012 and 2011, respectively. The 2013 rate was favorably impacted by research tax credits and the domestic production activities deduction, partially offset by a foreign loss without a tax benefit. The 2012 rate was favorably impacted by the release of previously unrecognized tax benefits of $13 million related to a settlement with the IRS for tax years 2003 through 2005, as well as the net reduction of tax reserves totaling $30 million attributable to a variety of domestic and international disputed items, including the resolution of an uncertainty associated with a prior year tax restructuring. The 2011 rate was favorably impacted by the release of previously unrecognized tax benefits related to the expiration of statutes of limitations and the resolution of various disputed items.

Litigation and Matters in Dispute Resolution

See "13. Contingencies and Commitments" below in the Notes to Consolidated Financial Statements.

Liquidity and Financial Condition

Liquidity is provided by available cash and cash equivalents and marketable securities, cash generated from operations, credit facilities and access to capital markets. The company has committed and uncommitted lines of credit totaling $4.6 billion, which may be used for revolving loans, letters of credit and/or general purposes. The company believes that for at least the next 12 months, cash generated from operations, along with its unused credit capacity of $3.6 billion and substantial cash position, is sufficient to support operating requirements. However, the company regularly reviews its sources and uses of liquidity and may pursue opportunities to increase its liquidity position. The company's conservative financial strategy and consistent performance have earned it strong credit ratings, resulting in continued access to the capital markets. As of December 31, 2013, the company was in compliance with all its covenants related to its debt agreements. The company's total debt to total capitalization ("debt-to-capital") ratio as of December 31, 2013 was 12.3 percent compared to 13.9 percent as of December 31, 2012.

Cash Flows

Cash and cash equivalents were $2.3 billion as of December 31, 2013 compared to $2.2 billion as of December 31, 2012. Cash and cash equivalents combined with current and noncurrent marketable securities were $2.7 billion as of December 31, 2013 and $2.6 billion as of December 31, 2012. Cash and cash equivalents are held in numerous accounts throughout the world to fund the company's global project execution activities. As of December 31, 2013 and 2012, non-U.S. cash and cash equivalents amounted to $1.1 billion and $1.3 billion, respectively. Non-U.S. cash and cash equivalents exclude deposits of U.S. legal entities that are either swept into overnight, offshore accounts or invested in short-term, offshore time deposits, for which there is unrestricted access. The company did not consider any cash to be permanently reinvested overseas as of December 31, 2013 and 2012 and, as a result, has accrued the U.S. deferred tax liability on foreign earnings, as appropriate.

Operating Activities

Cash flows from operating activities result primarily from earnings sources and are affected by changes in operating assets and liabilities which consist primarily of working capital balances. Working capital levels vary from year to year and are primarily affected by the company's volume of work. These levels are also impacted by the mix, stage of completion and commercial terms of engineering and construction projects, as well as the company's execution of its projects within budget. Working capital requirements also vary by project. For example, accounts receivable and contract work in progress relate to clients in various industries and locations throughout the world. Most contracts require payments as the projects progress. The company evaluates the counterparty credit risk of third parties as part of its project risk review process and in determining the appropriate level of reserves. The company maintains adequate reserves for potential credit losses and generally such losses have been minimal and within management's estimates. Additionally, certain projects receive advance payments from clients. A normal trend for these projects is to have higher cash balances during the initial phases of execution which then level out toward the end of the construction phase. As a result, the company's cash position is reduced as customer advances are worked off, unless they are replaced by advances on other projects. The company maintains cash reserves and borrowing facilities to provide additional working capital in the event that a project's net operating cash outflows exceed its available cash balances.

During 2013, working capital increased primarily due to a decrease in accounts payable, partially offset by a decrease in contract work in progress. Significant drivers of these fluctuations were:

- Decreases in accounts payable in the Oil & Gas and Government segments that were partially offset by an increase in the Industrial & Infrastructure segment. The lower accounts payable balance in 2013 resulted primarily from normal invoicing and payment activities. A significant contributor to the decrease in accounts payable in the Oil & Gas segment was an oil sands facility project in Canada. A significant contributor to the decrease in accounts payable in the Government segment was the LOGCAP IV project.
- Decreases in contract work in progress in the Oil & Gas and Government segments that were partially offset by an increase in the Industrial & Infrastructure segment. These fluctuations primarily resulted from normal project execution activities. A significant contributor to the decrease in contract work in progress in the Oil & Gas segment was the oil sands facility project in Canada, and a significant contributor to the decrease in contract work in progress in the Government segment was the LOGCAP IV project. The increase in contract work in progress in the Industrial & Infrastructure segment was primarily due to the timing of billing activities for certain projects.

During 2012, working capital increased primarily due to an increase in prepaid income taxes and a decrease in advance billings in the Oil & Gas segment, partially offset by an increase in accounts payable in the Oil & Gas segment and a slight overall decrease in contract work in progress. The decrease in advance billings during 2012 resulted primarily from normal project execution activities associated with a coal bed methane gas project in Australia. The higher accounts payable balance during 2012 resulted primarily from normal invoicing and payment activities associated with a major mine replacement project in Canada and the coal bed methane gas project in Australia. A decrease in contract work in progress in the Industrial & Infrastructure segment, which resulted primarily from the charge on the Greater Gabbard Project, was substantially offset by increases in contract work in progress in the Oil & Gas and Government segments, which resulted from normal project execution activities associated with numerous projects in those segments.

During 2011, working capital decreased primarily due to a decrease in prepaid income taxes and increases in both advance billings and accounts payable in the Oil & Gas segment, partially offset by increases in contract work in progress. The increases in advance billings and accounts payable during 2011 resulted primarily from normal project execution activities associated with numerous projects. The increase in contract work in progress during 2011 resulted from normal project execution activities associated with numerous projects, as well as amounts funded for losses and a claim on the Greater Gabbard Project.

Cash provided by operating activities was $789 million, $628 million and $890 million in 2013, 2012 and 2011, respectively. The improvement in cash flows from operating activities in 2013 was primarily attributable to an overall increase in earnings sources. The decrease in cash flows from operating activities in 2012 compared to 2011 was primarily attributable to the significant increase in working capital during 2012 compared to the relatively small decrease in working capital during 2011, which are discussed in the preceding paragraphs.

The company had net cash outlays of $7 million, $175 million and $382 million during 2013, 2012, and 2011, respectively, to fund the project execution activities for the now completed Greater Gabbard Project.

Income tax payments were $269 million, $294 million and $177 million in 2013, 2012 and 2011, respectively. The company incurred higher tax payments in foreign jurisdictions in 2012.

Cash from operating activities is used to provide contributions to the company's defined contribution and defined benefit pension plans. Contributions into the defined contribution plans during 2013, 2012 and 2011 were $151 million, $144 million and $101 million, respectively. The company contributed approximately $13 million, $57 million and $122 million into its defined benefit pension plans during 2013, 2012 and 2011, respectively. Company contributions to defined benefit pension plans were lower during 2013 due to improved financial market conditions. Contributions to defined benefit pension and defined contribution plans during 2012 were principally affected by certain U.S. plan amendments that increased employer contributions to the primary U.S. defined contribution plan and reduced contributions to the U.S. defined benefit pension plan. These amendments included the freezing of the accrual of future service-related benefits for certain eligible participants of the defined benefit pension plans in the United States. As of December 31, 2013, 2012 and 2011, plan assets of all of the company's more significant benefit plans exceeded accumulated benefit obligations.

Investing Activities

Cash utilized by investing activities amounted to $235 million, $38 million and $436 million during 2013, 2012 and 2011, respectively. The primary investing activities included purchases, sales and maturities of marketable securities, capital expenditures, disposals of property, plant and equipment, investments in partnerships and joint ventures and business acquisitions. Investing activities in 2013 also included the consolidation of a VIE that had previously been accounted for using the proportionate consolidation method in which cash for this VIE was not required to be consolidated. The VIE's cash balance of $25 million was fully consolidated as of January 1, 2013. Investing activities in 2012 included proceeds of $55 million from the sale of the company's unconsolidated interest in a telecommunications company located in the United Kingdom.

The company holds cash in bank deposits and marketable securities which are governed by the company's investment policy. This policy focuses on, in order of priority, the preservation of capital, maintenance of liquidity and maximization of yield. These investments include money market funds which invest in U.S. government-related securities, bank deposits placed with highly-rated financial institutions, repurchase agreements that are fully collateralized by U.S. government-related securities, high-grade commercial paper and high quality short-term and medium-term fixed income securities. During 2013 and 2011, purchases of marketable securities exceeded proceeds from sales and maturities of such securities by $10 million and $133 million, respectively. During 2012, proceeds from sales and maturities of marketable securities exceeded purchases by $143 million. The company held current and noncurrent marketable securities of $461 million and $455 million as of December 31, 2013 and 2012, respectively.

Capital expenditures of $288 million, $255 million and $338 million during 2013, 2012 and 2011, respectively, primarily related to construction equipment associated with equipment operations in the Global Services segment, as well as expenditures for land and facilities and investments in information technology. Proceeds from disposal of property, plant and equipment of $74 million, $78 million and $54 million during 2013, 2012 and 2011, respectively, primarily related to the disposal of construction equipment associated with the equipment operations in the Global Services segment.

During 2013, the company paid $15 million to acquire a Virginia-based construction company and $8 million to acquire an Australian-based company that specializes in fabrication and pressure welding. During 2012, the company paid $19 million to acquire an equipment company in Mozambique. During 2011, the company paid $27 million to acquire controlling interests in both NuScale Power, LLC ("NuScale"), an Oregon-based designer of small modular nuclear reactors, and Goar, Allison & Associates, a Texas-based provider of sulfur technologies for upstream gas plants, downstream refineries and gasification. The company continues to make investments in partnerships or joint ventures primarily for the execution of single contracts or projects. Investments in unconsolidated partnerships and joint ventures were $27 million, $31 million and $8 million in 2013, 2012 and 2011, respectively.

During 2013, NuScale received notification from the U.S. Department of Energy ("DOE") that it is one of two companies that have qualified to receive matching funding under the DOE's Small Modular Reactor Licensing Technical Support program. NuScale's share of the $452 million of total matching funding authorized under this program has not yet been determined.

Financing Activities

Cash utilized by financing activities during 2013, 2012 and 2011 of $370 million, $617 million and $396 million, respectively, included company stock repurchases, company dividend payments to stockholders, proceeds from the issuance of senior notes, repayments of debt and distributions paid to holders of noncontrolling interests.

The company has a common stock repurchase program, authorized by the Board of Directors, to purchase shares in open market or privately negotiated transactions at the company's discretion. The company repurchased 2,591,557 shares, 7,409,200 shares and 10,050,000 shares of common stock under its current and previously authorized stock repurchase programs resulting in cash outflows of $200 million, $389 million and $640 million in 2013, 2012 and 2011, respectively. As of December 31, 2013, 9.2 million shares could still be purchased under the existing stock repurchase program. On February 6, 2014, the Board of Directors approved an increase of 6.0 million shares to the share repurchase program.

During 2013, the company's Board of Directors authorized the payment of quarterly dividends of $0.16 per share (compared to quarterly dividends of $0.16 per share in 2012 and $0.125 per share in 2011). Quarterly cash dividends are typically paid during the month following the quarter in which they are declared. However, dividends declared in the fourth quarter of 2012 were paid in December 2012. The payment and level of future cash dividends is subject to the discretion of the company's Board of Directors. Dividends of $79 million, $129 million and $88 million, were paid during 2013, 2012 and 2011, respectively. On February 6, 2014, the Board of Directors voted to increase the quarterly dividend to $0.21 per share from $0.16 per share.

In September 2011, the company issued $500 million of 3.375% Senior Notes (the "2011 Notes") due September 15, 2021 and received proceeds of $492 million, net of underwriting discounts and debt issuance costs. Interest on the 2011 Notes is payable semi-annually on March 15 and September 15 of each year, and began on March 15, 2012. The company may, at any time, redeem the 2011 Notes at a redemption price equal to 100 percent of the principal amount, plus a "make whole" premium described in the indenture. Additionally, if a change of control triggering event occurs, as defined by the terms of the indenture, the company will be required to offer to purchase the 2011 Notes at a purchase price equal to 101 percent of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. The company is generally not limited under the indenture governing the 2011 Notes in its ability to incur additional indebtedness provided the company is in compliance with certain restrictive covenants, including restrictions on liens and restrictions on sale and leaseback transactions. These covenants are not expected to impact the company's liquidity or capital resources.

In February 2004, the company issued $330 million of 1.5% Convertible Senior Notes (the "2004 Notes") due February 15, 2024 and received proceeds of $323 million, net of underwriting discounts. Proceeds from the 2004 Notes were used to pay off the then-outstanding commercial paper and $100 million was used to obtain ownership of engineering and corporate office facilities in California through payoff of the lease financing. In December 2004, the company irrevocably elected to pay the principal amount of the 2004 Notes in cash. The 2004 Notes are convertible during any fiscal quarter if the closing price of the company's common stock for at least 20 trading days in the 30 consecutive trading day-period ending on the last trading day of the previous fiscal quarter is greater than or equal to 130 percent of the conversion price in effect on that 30th trading day (the "trigger price"). The trigger price was $35.45 as of December 31, 2013, but is subject to adjustment as outlined in the indenture. The trigger price condition was satisfied during the fourth quarter of 2013 and 2012 and the 2004 Notes were therefore classified as short-term debt as of December 31, 2013 and 2012. During 2013, holders converted less than $1 million of the 2004 Notes in exchange for the principal balance owed in cash plus 1,562 shares of the company's common stock. During 2012, holders converted $1 million of the 2004 Notes in exchange for the principal balance owed in cash plus 18,899 shares of the company's common stock. During 2011, holders converted $77 million of the 2004 Notes in exchange for the principal balance owed in cash plus 1,678,095 shares of the company's common stock. The company does not know the timing or principal amount of the remaining 2004 Notes that may be presented for conversion by the holders in the future. Holders of the 2004 Notes will be entitled to require the company to purchase all or a portion of their 2004 Notes at 100 percent of the principal amount plus unpaid interest on February 15, 2019. The 2004 Notes are currently redeemable at the option of the company, in whole or in part, at 100 percent of the principal amount plus accrued and unpaid interest. Available cash balances will be used to satisfy any principal and interest payments. Shares of the company's common stock will be issued to satisfy any appreciation between the conversion price and the market price on the date of conversion. The carrying value of the 2004 Notes was $18 million as of both December 31, 2013 and 2012.

In the first quarter of 2013, the company redeemed its 5.625% Municipal Bonds for $18 million, or 100% of their principal amount, and also paid $9 million on the remaining balances of various notes payable that were assumed in connection with the 2012 acquisition of an equipment company.

Distributions paid to holders of noncontrolling interests represent cash outflows to partners of consolidated partnerships or joint ventures created primarily for the execution of single contracts or projects. Distributions paid were $125 million, $101 million and $104 million in 2013, 2012 and 2011, respectively. Distributions in all three years primarily related to an iron ore joint venture project in Australia (see "14. Variable Interest Entities" below in the Notes to Consolidated Financial Statements). Capital contributions by joint venture partners were $2 million, $3 million and $23 million in 2013, 2012 and 2011, respectively. Capital contributions in 2011 represent the funding of a joint venture that is providing services to the Department of Energy under a contract for a gaseous diffusion plant in Portsmouth, Ohio.

Effect of Exchange Rate Changes on Cash

Unrealized translation gains and losses resulting from changes in functional currency exchange rates are reflected in the cumulative translation component of accumulated other comprehensive loss. During 2013 and 2011, most major foreign currencies weakened against the U.S. dollar. As a result, the company had unrealized translation losses of $56 million and $31 million in 2013 and 2011, respectively, related to cash held by foreign subsidiaries. During 2012, most major foreign currencies strengthened against the U.S. dollar resulting in unrealized translation gains of $20 million in 2012 related to cash held by foreign subsidiaries. The cash held in foreign currencies will primarily be used for project-related expenditures in those currencies, and therefore the company's exposure to realized exchange gains and losses is generally mitigated.

Off-Balance Sheet Arrangements

On November 9, 2012, the company entered into a $1.8 billion Revolving Loan and Letter of Credit Facility Agreement ("Credit Facility") that matures in 2017. Borrowings on the Credit Facility are to bear interest at rates based on the London Interbank Offered Rate ("LIBOR") or an alternative base rate, plus an applicable borrowing margin. The Credit Facility may be increased up to an additional $500 million subject to certain conditions, and contains customary financial and restrictive covenants, including a maximum ratio of consolidated debt to tangible net worth of one-to-one and a cap on the aggregate amount of debt of $600 million for the company's subsidiaries. On the same day, the company terminated its $800 million Revolving Loan and Financial Letter of Credit Facility and its $500 million Letter of Credit Facility and all outstanding letters of credit thereunder were assigned or otherwise transferred to the new Credit Facility.

In conjunction with entering into the Credit Facility, the company also amended its existing $1.2 billion Revolving Performance Letter of Credit Facility ("PLOC Facility") dated December 14, 2010. The cap on the PLOC Facility for the aggregate amount of debt for the company subsidiaries was increased from $500 million to $600 million subject to certain conditions.

As of December 31, 2013, the company had a combination of committed and uncommitted lines of credit that totaled $4.6 billion. These lines may be used for revolving loans, letters of credit and/or general purposes. Letters of credit are provided in the ordinary course of business primarily to indemnify the company's clients if the company fails to perform its obligations under its contracts. As of December 31, 2013, $1.0 billion in letters of credit were outstanding under these committed and uncommitted lines of credit. As an alternative to letters of credit, surety bonds are also used as a form of credit enhancement.

Guarantees, Inflation and Variable Interest Entities

Guarantees

In the ordinary course of business, the company enters into various agreements providing performance assurances and guarantees to clients on behalf of certain unconsolidated and consolidated partnerships, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support the project execution commitments of these entities. The performance guarantees have various expiration dates ranging from mechanical completion of the facilities being constructed to a period extending beyond contract completion in certain circumstances. The maximum potential amount of future payments that the company could be required to make under outstanding performance guarantees, which represents the remaining cost of work to be performed by or on behalf of third parties under engineering and construction contracts, was estimated to be $7.8 billion as of December 31, 2013. Amounts that may be required to be paid in excess of estimated cost to complete contracts in progress are not estimable. For cost reimbursable contracts, amounts that may become payable pursuant to guarantee provisions are normally recoverable from the client for work performed under the contract. For lump-sum or fixed-price contracts, the performance guarantee amount is the cost to complete the contracted work, less amounts remaining to be billed to the client under the contract. Remaining billable amounts could be greater or less than the cost to complete. In those cases where costs exceed the remaining amounts payable under the contract, the company may have recourse to third parties, such as owners, co-venturers, subcontractors or vendors for claims. The company assessed its performance guarantee obligation as of December 31, 2013 and 2012 in accordance with ASC 460, "Guarantees" and the carrying value of the liability was not material.

Financial guarantees, made in the ordinary course of business under certain limited circumstances, are entered into with financial institutions and other credit grantors and generally obligate the company to make payment in the event of a default by the borrower. These arrangements generally require the borrower to pledge collateral to support the fulfillment of the borrower's obligation.

Inflation

Although inflation and cost trends affect the company, its engineering and construction operations are generally protected by the ability to fix the company's cost at the time of bidding or to recover cost increases in cost reimbursable contracts. The company has taken actions to reduce its dependence on external economic conditions; however, management is unable to predict with certainty the amount and mix of future business.

Variable Interest Entities

In the normal course of business, the company forms partnerships or joint ventures primarily for the execution of single contracts or projects. The company evaluates each partnership and joint venture to determine whether the entity is a VIE. If the entity is determined to be a VIE, the company assesses whether it is the primary beneficiary and needs to consolidate the entity.

For further discussion of the company's VIEs, see "Discussion of Critical Accounting Policies" above and "14. Variable Interest Entities" below in the Notes to Consolidated Financial Statements.

Contractual Obligations

Contractual Obligations as of December 31, 2013 are summarized as follows:

		Payments Due by Period			
Contractual Obligations	**Total**	**1 year or less**	**2–3 years**	**4–5 years**	**Over 5 years**
(in millions)					
Debt:					
3.375% Senior Notes	$ 497	$ —	$ —	$ —	$497
1.5% Convertible Senior Notes	18	18	—	—	—
Other borrowings	11	11	—	—	—
Interest on debt obligations(1)	131	18	34	34	45
Operating leases(2)	274	54	94	58	68
Capital leases	19	6	9	4	—
Uncertain tax positions(3)	40	—	—	—	40
Joint venture contributions	36	16	20	—	—
Pension minimum funding(4)	55	11	22	22	—
Other post-employment benefits	27	5	8	6	8
Other compensation-related obligations(5)	460	41	73	30	316
Total	$1,568	$180	$260	$154	$974

(1) Interest is based on the borrowings that are presently outstanding and the timing of payments indicated in the above table.

(2) Operating leases are primarily for engineering and project execution office facilities in Sugar Land, Texas, the United Kingdom and various other U.S and international locations, equipment used in connection with long-term construction contracts and other personal property.

(3) Uncertain tax positions taken or expected to be taken on an income tax return may result in additional payments to tax authorities. The total amount of the accrual for uncertain tax positions related to the company's effective tax rate is included in the "Over 5 years" column as the company is not able to reasonably estimate the timing of potential future payments. If a tax authority agrees with the tax position taken or expected to be taken or the applicable statute of limitations expires, then additional payments will not be necessary.

(4) The company generally provides funding to its U.S. and non-U.S. pension plans to at least the minimum required by applicable regulations. In determining the minimum required funding, the company utilizes current actuarial assumptions and exchange rates to forecast estimates of amounts

that may be payable for up to five years in the future. In management's judgment, minimum funding estimates beyond a five-year time horizon cannot be reliably estimated. Where minimum funding as determined for each individual plan would not achieve a funded status to the level of accumulated benefit obligations, additional discretionary funding may be provided from available cash resources.

(5) Principally deferred executive compensation.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

Cash and marketable securities are deposited with major banks throughout the world. Such deposits are placed with high quality institutions and the amounts invested in any single institution are limited to the extent possible in order to minimize concentration of counterparty credit risk. Marketable securities consist of time deposits, registered money market funds, U.S. agency securities, U.S. Treasury securities, commercial paper, international government securities and corporate debt securities. The company has not incurred any credit risk losses related to deposits in cash and marketable securities.

The company limits exposure to foreign currency fluctuations in most of its engineering and construction contracts through provisions that require client payments in currencies corresponding to the currency in which cost is incurred. As a result, the company generally does not need to hedge foreign currency cash flows for contract work performed. However, in cases where revenue and expenses are not denominated in the same currency, the company hedges its exposure, if material and if an efficient market exists, as discussed below.

The company utilizes derivative instruments to mitigate certain financial exposures, including currency and commodity price risk associated with engineering and construction contracts, currency risk associated with monetary assets and liabilities denominated in nonfunctional currencies and risk associated with interest rate volatility. As of December 31, 2013, the company had foreign exchange forward contracts of less than one year duration and a total gross notional amount of $104 million. As of December 31, 2013, the company had commodity swap contracts of less than four years duration and a total gross notional amount of $12 million. The company's historical gains and losses associated with derivative instruments have typically been immaterial, and have largely mitigated the exposures being hedged. The company does not enter into derivative transactions for speculative purposes.

The company's long-term debt obligations carry a fixed-rate coupon and its exposure to interest rate risk is not material due to the low interest rates on these obligations.

Item 8. ***Financial Statements and Supplementary Data***

The information required by this Item is submitted as a separate section of this Form 10-K. See "Item 15. — Exhibits and Financial Statement Schedules" below.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

Based on their evaluation as of December 31, 2013, which is the end of the period covered by this annual report on Form 10-K, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act) are effective, based upon an evaluation of those controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 of the Exchange Act.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. The company's internal control over financial reporting is a process designed, as defined in Rule 13a-15(f) under the Exchange Act, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

In connection with the preparation of the company's annual consolidated financial statements, management of the company has undertaken an assessment of the effectiveness of the company's internal control over financial reporting based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the 1992 COSO framework). Management's assessment included an evaluation of the design of the company's internal control over financial reporting and testing of the operational effectiveness of the company's internal control over financial reporting. Based on this assessment, management has concluded that the company's internal control over financial reporting was effective as of December 31, 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, the independent registered public accounting firm that audited the company's consolidated financial statements included in this annual report on Form 10-K, has issued an attestation report on the effectiveness of the company's internal control over financial reporting which appears below.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Fluor Corporation

We have audited Fluor Corporation's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Fluor Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Fluor Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fluor Corporation as of December 31, 2013 and 2012 and the related consolidated statements of earnings, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2013 of Fluor Corporation and our report dated February 18, 2014 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP

Dallas, Texas
February 18, 2014

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of the fiscal year ending December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Executive Officers of the Registrant

The following information is being furnished with respect to the company's executive officers as of December 31, 2013:

Name	Age	Position with the Company[1]
Ray F. Barnard	55	Senior Vice President, Information Technology & Execution Services
Stephen B. Dobbs	57	Group President, Industrial & Infrastructure
David R. Dunning	62	Group President, Business Development & Strategy
Garry W. Flowers	62	Group President, Global Services
Glenn C. Gilkey	55	Senior Vice President, Human Resources and Administration
Kirk D. Grimes	56	Group President, Supply Chain
Carlos M. Hernandez	59	Senior Vice President, Chief Legal Officer and Secretary
Peter Oosterveer	56	Group President, Oil & Gas
Biggs C. Porter	60	Senior Vice President and Chief Financial Officer
David T. Seaton	52	Chairman and Chief Executive Officer
Gary G. Smalley	55	Senior Vice President and Controller
Bruce A. Stanski	53	Group President, Government

(1) All references are to positions held with Fluor Corporation. All of the officers listed in the preceding table serve in their respective capacities at the pleasure of the Board of Directors.

Ray F. Barnard

Mr. Barnard has been Senior Vice President, Information Technology & Execution Services since January 2013. Prior to that, he was Senior Vice President, Information Technology since February 2002. Mr. Barnard joined the company in 2002.

Stephen B. Dobbs

Mr. Dobbs has been Group President, Industrial & Infrastructure since January 2012. Prior to that, he was Senior Group President, Industrial & Infrastructure and Global Services from March 2009 to January 2012; Senior Group President, Industrial & Infrastructure, Government and Global Services from March 2007 to March 2009; Group President, Industrial & Infrastructure from September 2005 to March 2007; President, Infrastructure from 2002 to September 2005; and President, Transportation from 2001 to 2002. Mr. Dobbs joined the company in 1980.

David R. Dunning

Mr. Dunning has been Group President, Business Development & Strategy since January 2013. Prior to that, he was Group President, Power from March 2009 to January 2013; Senior Vice President, Sales, Marketing and Strategic Planning for Power from March 2006 to March 2009; Vice President, Sales for the

Power Group from July 2003 to March 2006; and Vice President, Sales for the Duke/Fluor Daniel partnership from March 2001 to July 2003. Mr. Dunning joined the company in 1977.

Garry W. Flowers

Mr. Flowers has been Group President, Global Services since January 2012. Mr. Flowers has led HSE, Security and Industrial Relations since November 2003. From September 2009 to January 2012, he was President and CEO of Savannah River Nuclear Solutions, LLC, which contracts with the U.S. government for operations and maintenance of the Savannah River nuclear site. Prior to that, Mr. Flowers was Senior Vice President, HSE, Security and Industrial Relations from November 2003 to September 2009; and Vice President, Industrial Relations from December 1995 to November 2003. Mr. Flowers joined the company in 1978.

Glenn C. Gilkey

Mr. Gilkey has been Senior Vice President, Human Resources and Administration since June 2008. Prior to that, he was Vice President, Operations from June 2006 to June 2008 and Vice President, Engineering from January 2001 to June 2006. Mr. Gilkey joined the company in 1988 with previous service from 1981 to 1984.

Kirk D. Grimes

Mr. Grimes has been Group President, Supply Chain since January 2013. Prior to that, he was Group Executive, Operations from January 2012 to January 2013; Group President, Global Services from October 2003 to January 2012; and Group Executive, Oil & Gas from February 2001 to October 2003. Mr. Grimes joined the company in 1980.

Carlos M. Hernandez

Mr. Hernandez has been Senior Vice President, Chief Legal Officer and Secretary since October 2007. Prior to joining the company, he was General Counsel and Secretary of ArcelorMittal USA, Inc. from April 2005 to October 2007, and General Counsel and Secretary of International Steel Group Inc., from September 2004 to April 2005, prior to its acquisition by Mittal Steel Company.

Peter Oosterveer

Mr. Oosterveer has been Group President, Oil & Gas since March 2009. Prior to that, he was Senior Vice President, Business Line Lead — Chemicals from February 2007 to March 2009; Vice President, Business Line Lead — Chemicals from September 2005 to February 2007; and Vice President, Operations from October 2002 to September 2005. Mr. Oosterveer joined the company in 1989.

Biggs C. Porter

Mr. Porter has been Senior Vice President and Chief Financial Officer since May 2012. Prior to joining the company in 2012, he was Chief Financial Officer of Tenet Healthcare, Inc. from June 2006 to March 2012. Mr. Porter joined the company in April 2012.

David T. Seaton

Mr. Seaton has been Chief Executive Officer since February 2011 and Chairman since February 2012. Prior to that, he was Chief Operating Officer from November 2009 to February 2011; Senior Group President, Oil & Gas, Power and Government from March 2009 to November 2009; Group President, Oil & Gas from March 2007 to March 2009; Senior Vice President, Corporate Sales Board from September 2005 to March 2007; Senior Vice President, Chemicals Business Line from October 2004 to September 2005; and Senior Vice President, Sales for Oil & Gas from March 2002 to October 2004. Mr. Seaton joined the company in 1985.

Gary G. Smalley

Mr. Smalley has been Senior Vice President and Controller since March 2008. He was Vice President of Internal Audit from September 2002 to March 2008 and prior to that served in a number of financial management roles, including Controller of South Latin America and Controller of Australia. Mr. Smalley joined the company in 1991.

Bruce A. Stanski

Mr. Stanski has been Group President, Government since August 2009. Prior to joining the company in March 2009, he was President, Government and Infrastructure of KBR, Inc. from August 2007 to March 2009; and Executive Vice President of KBR, Inc.'s Government and Infrastructure division from September 2005 to August 2007.

Code of Ethics

We have long maintained and enforced a *Code of Business Conduct and Ethics* that applies to all Fluor officers and employees, including our chief executive officer, chief financial officer, and principal accounting officer and controller. A copy of our Code of Business Conduct and Ethics, as amended, has been posted on the "Sustainability" — "Compliance and Ethics" portion of our website, *www.fluor.com*.

We have disclosed and intend to continue to disclose any changes or amendments to our code of ethics or waivers from our code of ethics applicable to our chief executive officer, chief financial officer, and principal accounting officer and controller by posting such changes or waivers to our website.

Corporate Governance

We have adopted Corporate Governance Guidelines, which are available on our website at *www.fluor.com* under the "Sustainability" portion of our website under the heading "Corporate Governance Documents" filed under "Governance."

Additional Information

The additional information required by Item 401 of Regulation S-K is hereby incorporated by reference from the information contained in the section entitled "Election of Directors — Biographical Information, including Experience, Qualifications, Attributes and Skills" in our Proxy Statement for our 2014 annual meeting of stockholders. Disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is incorporated by reference from the information contained in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement. Information regarding the Audit Committee is hereby incorporated by reference from the information contained in the section entitled "Corporate Governance — Board of Directors Meetings and Committees — Audit Committee" in our Proxy Statement.

Item 11. ***Executive Compensation***

Information required by this item is included in the following sections of our Proxy Statement for our 2014 annual meeting of stockholders: "Organization and Compensation Committee Report," "Compensation Committee Interlocks and Insider Participation," "Executive Compensation" and "Director Compensation," as well as the related pages containing compensation tables and information, which information is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Equity Compensation Plan Information

The following table provides information as of December 31, 2013 with respect to the shares of common stock that may be issued under the Company's equity compensation plans:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities available for future issuance under equity compensation plans (excluding securities listed in column (a))
Equity compensation plans approved by stockholders[(1)]	2,964,707	$58.63	13,179,273
Equity compensation plans not approved by stockholders	—	—	—
Total	2,964,707	$58.63	13,179,273

(1) Consists of the 2000 Restricted Stock Plan for Non-Employee Directors, under which no securities are currently issuable upon exercise of outstanding options, warrants or rights, but under which 190,808 shares remain available for future issuance; the 2003 Executive Performance Incentive Plan (the "2003 Plan"), under which 578,470 shares are currently issuable upon exercise of outstanding options, warrants and rights, but under which no shares remain available for future issuance; and the Amended and Restated 2008 Executive Performance Incentive Plan, under which 2,386,237 shares are currently issuable upon exercise of outstanding options, warrants and rights, and under which 12,988,465 shares remain available for issuance. The 2003 Plan was terminated when the company's 2008 Executive Performance Incentive Plan was approved by stockholders at the company's annual stockholders meeting in 2008.

The additional information required by this item is included in the "Stock Ownership and Stock-Based Holdings of Executive Officers and Directors" and "Stock Ownership of Certain Beneficial Owners" sections of our Proxy Statement for our 2014 annual meeting of stockholders, which information is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

Information required by this item is included in the "Certain Relationships and Related Transactions" and "Board Independence" sections of the "Corporate Governance" portion of our Proxy Statement for our 2014 annual meeting of stockholders, which information is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

Information required by this item is included in the "Ratification of Appointment of Independent Registered Public Accounting Firm" section of our Proxy Statement, which information is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) Documents filed as part of this annual report on Form 10-K:

1. *Financial Statements:*

Our consolidated financial statements at December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 and the notes thereto, together with the report of the independent registered public accounting firm on those consolidated financial statements are hereby filed as part of this annual report on Form 10-K, beginning on page F-1.

2. *Financial Statement Schedules:*

No financial statement schedules are presented since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

3. *Exhibits:*

EXHIBIT INDEX

Exhibit	Description
3.1	Amended and Restated Certificate of Incorporation of the registrant (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed on May 8, 2012).
3.2	Amended and Restated Bylaws of the registrant (incorporated by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K filed on May 8, 2012).
4.1	Indenture between Fluor Corporation and Bank of New York, as trustee, dated as of February 17, 2004 (incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed on February 17, 2004).
4.2	First Supplemental Indenture between Fluor Corporation and The Bank of New York, as trustee, dated as of February 17, 2004 (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on February 17, 2004).
4.3	Senior Debt Securities Indenture between Fluor Corporation and Wells Fargo Bank, National Association, as trustee, dated as of September 8, 2011 (incorporated by reference to Exhibit 4.3 to the registrant's Current Report on Form 8-K filed on September 8, 2011).
4.4	First Supplemental Indenture between Fluor Corporation and Wells Fargo Bank, National Association, as trustee, dated as of September 13, 2011 (incorporated by reference to Exhibit 4.4 to the registrant's Current Report on Form 8-K filed on September 13, 2011).
4.5	Second Supplemental Indenture between Fluor Corporation and Wells Fargo Bank, National Association, as trustee, dated as of June 22, 2012 (incorporated by reference to Exhibit 4.2 to the registrant's Form S-3ASR filed on June 22, 2012).
10.1	Fluor Corporation 2000 Restricted Stock Plan for Non-Employee Directors, as amended and restated effective January 1, 2010 (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed on May 10, 2010).
10.2	Fluor Executive Deferred Compensation Plan, as amended and restated effective April 21, 2003 (incorporated by reference to Exhibit 10.5 to the registrant's Annual Report on Form 10-K filed on February 29, 2008).

10.3 Fluor Corporation Deferred Directors' Fees Program, as amended and restated effective January 1, 2002 (incorporated by reference to Exhibit 10.9 to the registrant's Annual Report on Form 10-K filed on March 31, 2003).

10.4 Directors' Life Insurance Summary (incorporated by reference to Exhibit 10.12 to the registrant's Registration Statement on Form 10/A (Amendment No. 1) filed on November 22, 2000).

10.5 Fluor Executives' Supplemental Benefit Plan (incorporated by reference to Exhibit 10.8 to the registrant's Annual Report on Form 10-K filed on February 29, 2008).

10.6 Executive Severance Plan (incorporated by reference to Exhibit 10.7 to the registrant's Annual Report on Form 10-K filed on February 22, 2012).

10.7 Fluor Corporation 2001 Fluor Stock Appreciation Rights Plan, as amended and restated on November 1, 2007 (incorporated by reference to Exhibit 10.12 to the registrant's Annual Report on Form 10-K filed on February 29, 2008).

10.8 Fluor Corporation 2003 Executive Performance Incentive Plan, as amended and restated as of March 30, 2005 (incorporated by reference to Exhibit 10.15 to the registrant's Quarterly Report on Form 10-Q filed on May 5, 2005).

10.9 Form of Compensation Award Agreements for grants under the Fluor Corporation 2003 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.16 to the registrant's Quarterly Report on Form 10-Q filed on November 9, 2004).

10.10 Offer of Employment Letter dated May 7, 2001 from Fluor Corporation to D. Michael Steuert (incorporated by reference to Exhibit 10.17 to the registrant's Annual Report on Form 10-K filed on March 15, 2004).

10.11 Summary of Fluor Corporation Non-Management Director Compensation (incorporated by reference to Exhibit 10.12 to the registrant's Quarterly Report on Form 10-Q filed on August 2, 2012).

10.12 Fluor Corporation 409A Deferred Directors' Fees Program, as amended and restated effective as of January 1, 2013 (incorporated by reference to Exhibit 10.13 to the registrant's Annual Report on Form 10-K filed on February 20, 2013).

10.13 Fluor 409A Executive Deferred Compensation Program, as amended and restated effective January 1, 2014.*

10.14 Fluor Corporation Amended and Restated 2008 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 3, 2013).

10.15 Form of Indemnification Agreement entered into between the registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.21 to the registrant's Annual Report on Form 10-K filed on February 25, 2009).

10.16 Retention Award granted to Stephen B. Dobbs on February 7, 2008 (incorporated by reference to Exhibit 10.22 to the registrant's Annual Report on Form 10-K filed on February 25, 2009).

10.17 Retention Award granted to David T. Seaton on February 7, 2008 (incorporated by reference to Exhibit 10.23 to the registrant's Annual Report on Form 10-K filed on February 25, 2009).

10.18 Form of Stock Option Agreement under the Fluor Corporation Amended and Restated 2008 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.28 to the registrant's Quarterly Report on Form 10-Q filed on May 10, 2010).

10.19 Form of Restricted Stock Unit Agreement under the Fluor Corporation Amended and Restated 2008 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.29 to the registrant's Quarterly Report on Form 10-Q filed on May 10, 2010).

10.20 Form of Non-U.S. Stock Growth Incentive Award Agreement under the Fluor Corporation Amended and Restated 2008 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.30 to the registrant's Quarterly Report on Form 10-Q filed on May 10, 2010).

10.21 Form of Restricted Unit Award Agreement under the Fluor Corporation 2000 Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.28 to the registrant's Quarterly Report on Form 10-Q filed on August 4, 2011).

10.22 Form of Restricted Stock Agreement under the Fluor Corporation 2000 Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.29 to the registrant's Quarterly Report on Form 10-Q filed on August 4, 2011).

10.23 Form of Change in Control Agreement entered into between the registrant and each of its executive officers (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on June 29, 2010).

10.24 Revolving Loan and Letter of Credit Facility Agreement dated as of November 9, 2012, among Fluor Corporation, the Lenders thereunder, BNP Paribas, as Administrative Agent and an Issuing Lender, Bank of America, N.A., as Syndication Agent, and Citibank, N.A. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Co-Documentation Agents (including schedules and exhibits thereto) (incorporated by reference to Exhibit 10.29 to the registrant's Annual Report on Form 10-K filed on February 20, 2013).

10.25 Revolving Performance Letter of Credit Facility Agreement dated as of December 14, 2010, among Fluor Corporation, the Lenders thereunder, BNP Paribas, as Administrative Agent and an Issuing Lender, Bank of America, N.A., as Co-Syndication Agent and an Issuing Lender, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and The Bank of Nova Scotia, as Co-Syndication Agents and Banco Santander, S.A., New York Branch and Crédit Agricole Corporate and Investment Bank, as Co-Documentation Agents (incorporated by reference to Exhibit 10.33 to the registrant's Annual Report on Form 10-K filed on February 23, 2011).

10.26 Amendment No. 1 dated as of November 9, 2012 to that certain Revolving Performance Letter of Credit Facility Agreement dated as of December 14, 2010, among Fluor Corporation, the Lenders thereunder, and BNP Paribas, as Administrative Agent and an Issuing Lender (incorporated by reference to Exhibit 10.31 to the registrant's Annual Report on Form 10-K filed on February 20, 2013).

10.27 Retention Award granted to D. Michael Steuert on August 4, 2010 (incorporated by reference to Exhibit 10.34 to the registrant's Annual Report on Form 10-K filed on February 23, 2011).

10.28 Form of Value Driver Incentive Award Agreement (payable in shares) under the Fluor Corporation Amended and Restated 2008 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.33 to the registrant's Quarterly Report on Form 10-Q filed on May 3, 2012).

10.29 Form of Option Agreement (with international grant language) under the Fluor Corporation Amended and Restated 2008 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.38 to the registrant's Quarterly Report on Form 10-Q filed on May 5, 2011).

10.30	Form of Restricted Stock Unit Agreement (with international grant language) under the Fluor Corporation Amended and Restated 2008 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.39 to the registrant's Quarterly Report on Form 10-Q filed on May 5, 2011).
10.31	Form of Non-U.S. Stock Growth Incentive Award Agreement under the Fluor Corporation Amended and Restated 2008 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.40 to the registrant's Quarterly Report on Form 10-Q filed on May 5, 2011).
10.32	Offer of Employment Letter dated January 9, 2009 from Fluor Corporation to Bruce A. Stanski (incorporated by reference to Exhibit 10.39 to the registrant's Annual Report on Form 10-K filed on February 22, 2012).
10.33	Offer of Employment Letter from Fluor Corporation to Biggs C. Porter (incorporated by reference to Exhibit 10.38 to the registrant's Quarterly Report on Form 10-Q filed on May 3, 2012).
10.34	Consulting Agreement between Fluor Corporation and D. Michael Steuert, dated May 11, 2012 (incorporated by reference to Exhibit 10.39 to the registrant's Quarterly Report on Form 10-Q filed on August 2, 2012).
10.35	Retention Award granted to Peter Oosterveer on December 11, 2009 (incorporated by reference to Exhibit 10.36 to the registrant's Quarterly Report on Form 10-Q filed on May 5, 2011).
10.36	Retention Award granted to David R. Dunning on September 26, 2013.*
21.1	Subsidiaries of the registrant.*
23.1	Consent of Independent Registered Public Accounting Firm.*
31.1	Certification of Chief Executive Officer of Fluor Corporation.*
31.2	Certification of Chief Financial Officer of Fluor Corporation.*
32.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350.*
32.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350.*
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.*

* New exhibit filed or furnished with this report.

Attached as Exhibit 101 to this report are the following documents formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statement of Earnings for the years ended December 31, 2013, 2012 and 2011, (ii) the Consolidated Balance Sheet at December 31, 2013 and December 31, 2012, (iii) the Consolidated Statement of Cash Flows for the years ended December 31, 2013, 2012 and 2011 and (iv) the Consolidated Statement of Equity for the years ended December 31, 2013, 2012 and 2011.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this annual report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FLUOR CORPORATION

By: /s/ BIGGS C. PORTER

Biggs C. Porter,
Senior Vice President
and Chief Financial Officer

February 18, 2014

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Principal Executive Officer and Director:		
/s/ DAVID T. SEATON David T. Seaton	Chairman and Chief Executive Officer	February 18, 2014
Principal Financial Officer:		
/s/ BIGGS C. PORTER Biggs C. Porter	Senior Vice President and Chief Financial Officer	February 18, 2014
Principal Accounting Officer:		
/s/ GARY G. SMALLEY Gary G. Smalley	Senior Vice President and Controller	February 18, 2014
Other Directors:		
/s/ PETER K. BARKER Peter K. Barker	Director	February 18, 2014
/s/ ALAN M. BENNETT Alan M. Bennett	Director	February 18, 2014
/s/ ROSEMARY T. BERKERY Rosemary T. Berkery	Director	February 18, 2014
/s/ PETER J. FLUOR Peter J. Fluor	Director	February 18, 2014
/s/ JAMES T. HACKETT James T. Hackett	Director	February 18, 2014

Signature	Title	Date
/s/ KENT KRESA Kent Kresa	Director	February 18, 2014
/s/ DEAN R. O'HARE Dean R. O'Hare	Director	February 18, 2014
/s/ ARMANDO J. OLIVERA Armando J. Olivera	Director	February 18, 2014
/s/ JOSEPH W. PRUEHER Joseph W. Prueher	Director	February 18, 2014
/s/ NADER H. SULTAN Nader H. Sultan	Director	February 18, 2014
/s/ LYNN C. SWANN Lynn C. Swann	Director	February 18, 2014
/s/ SUZANNE H. WOOLSEY Suzanne H. Woolsey	Director	February 18, 2014

FLUOR CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Fluor Corporation

We have audited the accompanying consolidated balance sheets of Fluor Corporation as of December 31, 2013 and 2012, and the related consolidated statements of earnings, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fluor Corporation at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fluor Corporation's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 18, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Dallas, Texas
February 18, 2014

FLUOR CORPORATION
CONSOLIDATED STATEMENT OF EARNINGS

(in thousands, except per share amounts)	Year Ended December 31, 2013	2012	2011
TOTAL REVENUE	$27,351,573	$27,577,135	$23,381,399
TOTAL COST OF REVENUE	25,986,382	26,692,138	22,232,483
OTHER (INCOME) AND EXPENSES			
Corporate general and administrative expense	175,148	151,010	163,460
Interest expense	26,887	28,238	15,601
Interest income	(14,443)	(27,756)	(31,961)
Total cost and expenses	26,173,974	26,843,630	22,379,583
EARNINGS BEFORE TAXES	1,177,599	733,505	1,001,816
INCOME TAX EXPENSE	354,573	162,438	303,729
NET EARNINGS	823,026	571,067	698,087
LESS: NET EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	155,315	114,737	104,359
NET EARNINGS ATTRIBUTABLE TO FLUOR CORPORATION	$ 667,711	$ 456,330	$ 593,728
BASIC EARNINGS PER SHARE	**$ 4.11**	**$ 2.73**	**$ 3.44**
DILUTED EARNINGS PER SHARE	**$ 4.06**	**$ 2.71**	**$ 3.40**
SHARES USED TO CALCULATE EARNINGS PER SHARE			
Basic	162,566	167,121	172,501
Diluted	164,354	168,491	174,564
DIVIDENDS DECLARED PER SHARE	$ 0.64	$ 0.64	$ 0.50

See Notes to Consolidated Financial Statements.

FLUOR CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in thousands)	Year Ended December 31, 2013	2012	2011
NET EARNINGS	$823,026	$571,067	$698,087
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:			
Foreign currency translation adjustment	(46,901)	29,703	(40,118)
Ownership share of equity method investees' other comprehensive income (loss)	10,745	563	(23,791)
Defined benefit pension and postretirement plan adjustments	(5,573)	(91,155)	58,451
Unrealized gain (loss) on derivative contracts	1,384	1,298	(12,342)
Unrealized gain (loss) on available-for-sale securities	(778)	85	(445)
TOTAL OTHER COMPREHENSIVE LOSS, NET OF TAX	(41,123)	(59,506)	(18,245)
COMPREHENSIVE INCOME	781,903	511,561	679,842
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	154,543	113,789	109,095
COMPREHENSIVE INCOME ATTRIBUTABLE TO FLUOR CORPORATION	$627,360	$397,772	$570,747

See Notes to Consolidated Financial Statements.

FLUOR CORPORATION

CONSOLIDATED BALANCE SHEET

(in thousands, except share and per share amounts)	December 31, 2013	December 31, 2012
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents ($488,426 and $411,550 related to variable interest entities ("VIEs"))	$2,283,582	$2,154,541
Marketable securities, current ($64,084 and $30,369 related to VIEs)	186,023	137,127
Accounts and notes receivable, net ($220,705 and $193,354 related to VIEs)	1,274,024	1,242,691
Contract work in progress ($238,895 and $221,897 related to VIEs)	1,740,821	1,942,679
Deferred taxes	245,796	249,839
Other current assets	273,437	367,260
Total current assets	6,003,683	6,094,137
PROPERTY, PLANT AND EQUIPMENT		
Land	88,763	51,644
Buildings and improvements	458,582	453,484
Machinery and equipment	1,474,932	1,461,307
Construction in progress	51,601	17,329
	2,073,878	1,983,764
Less accumulated depreciation	1,106,925	1,032,509
Net property, plant and equipment ($87,774 and $105,692 related to VIEs)	966,953	951,255
OTHER ASSETS		
Marketable securities, noncurrent	275,402	318,355
Goodwill	114,107	101,332
Investments	198,186	142,894
Deferred taxes	139,773	79,357
Deferred compensation trusts	388,408	332,904
Other	237,338	255,809
Total other assets	1,353,214	1,230,651
TOTAL ASSETS	$8,323,850	$8,276,043
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Trade accounts payable ($311,892 and $295,972 related to VIEs)	$1,641,109	$1,954,108
Convertible senior notes, notes payable and other borrowings	29,839	20,792
Advance billings on contracts ($327,820 and $300,491 related to VIEs)	743,524	870,147
Accrued salaries, wages and benefits ($64,064 and $59,183 related to VIEs)	753,452	755,075
Other accrued liabilities ($25,517 and $6,478 related to VIEs)	239,236	286,992
Total current liabilities	3,407,160	3,887,114
LONG-TERM DEBT DUE AFTER ONE YEAR	496,604	520,205
NONCURRENT LIABILITIES	539,263	441,630
CONTINGENCIES AND COMMITMENTS		
EQUITY		
Shareholders' equity		
Capital stock		
Preferred — authorized 20,000,000 shares ($0.01 par value), none issued	—	—
Common — authorized 375,000,000 shares ($0.01 par value); issued and outstanding — 161,287,818 and 162,359,906 shares in 2013 and 2012, respectively	1,613	1,624
Additional paid-in capital	12,911	—
Accumulated other comprehensive loss	(298,201)	(257,850)
Retained earnings	4,040,664	3,597,521
Total shareholders' equity	3,756,987	3,341,295
Noncontrolling interests	123,836	85,799
Total equity	3,880,823	3,427,094
TOTAL LIABILITIES AND EQUITY	$8,323,850	$8,276,043

See Notes to Consolidated Financial Statements.

FLUOR CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)	Year Ended December 31, 2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES			
Net earnings	$ 823,026	$ 571,067	$ 698,087
Adjustments to reconcile net earnings to cash provided (utilized) by operating activities:			
Depreciation of fixed assets	206,331	210,441	199,365
Amortization of intangibles	767	1,940	2,574
Gain on sale of equity and cost method investments	(2,370)	(42,856)	—
Distributions in excess of earnings from equity method investments	15,030	9,157	3,637
Impairment of long-lived assets	5,406	10,434	—
Restricted stock and stock option amortization	42,909	37,400	36,757
Deferred compensation trust	(55,504)	(29,887)	10,449
Deferred compensation obligation	56,550	35,961	(12,518)
Statute expirations and tax settlements	—	(13,152)	(13,795)
Deferred taxes	(29,708)	77,444	(17,398)
Excess tax benefit from stock-based plans	(6,668)	(4,356)	(12,737)
Net retirement plan accrual (contributions)	10,586	(46,877)	(69,581)
Changes in operating assets and liabilities	(261,596)	(195,510)	61,593
Other items	(15,853)	7,172	3,336
Cash provided by operating activities	788,906	628,378	889,769
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of marketable securities	(492,633)	(922,024)	(857,787)
Proceeds from the sales and maturities of marketable securities	482,376	1,065,312	724,409
Capital expenditures	(288,487)	(254,747)	(338,167)
Proceeds from disposal of property, plant and equipment	74,028	77,772	53,752
Investments in partnerships and joint ventures	(27,057)	(30,782)	(8,089)
Consolidation of a variable interest entity	24,675	—	—
Proceeds from sale of equity and cost method investments and other assets	3,005	55,136	11,016
Acquisitions	(23,075)	(19,337)	(27,326)
Other items	12,558	(9,677)	5,768
Cash utilized by investing activities	(234,610)	(38,347)	(436,424)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repurchase of common stock	(200,052)	(389,233)	(639,556)
Dividends paid	(78,716)	(128,650)	(87,678)
Proceeds from issuance of 3.375% Senior Notes	—	—	495,595
Debt issuance costs	—	(3,241)	(4,066)
Settlement of U.S. Treasury rate lock agreements	—	—	(16,778)
Repayment of 5.625% Municipal Bonds	(17,795)	—	—
Repayment of convertible debt and notes payable	(8,640)	(7,514)	(77,234)
Distributions paid to noncontrolling interests	(124,853)	(100,623)	(103,659)
Capital contributions by noncontrolling interests	1,697	2,665	22,789
Taxes paid on vested restricted stock	(11,404)	(11,744)	(18,693)
Stock options exercised	52,838	11,592	25,410
Excess tax benefit from stock-based plans	6,668	4,356	12,737
Other items	10,688	5,766	(4,692)
Cash utilized by financing activities	(369,569)	(616,626)	(395,825)
Effect of exchange rate changes on cash	(55,686)	19,725	(31,106)
Increase (decrease) in cash and cash equivalents	129,041	(6,870)	26,414
Cash and cash equivalents at beginning of year	2,154,541	2,161,411	2,134,997
Cash and cash equivalents at end of year	$2,283,582	$2,154,541	$2,161,411

See Notes to Consolidated Financial Statements.

FLUOR CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands, except per share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity	Noncontrolling Interests	Total Equity
BALANCE AS OF DECEMBER 31, 2010	176,425	$1,764	$ 561,589	$(176,311)	$3,109,957	$3,496,999	$ 31,626	$3,528,625
Net earnings				—	593,728	593,728	104,359	698,087
Other comprehensive income (loss)				(22,981)	—	(22,981)	4,736	(18,245)
Dividends ($0.50 per share)				—	(86,669)	(86,669)	—	(86,669)
Distributions to noncontrolling interests				—	—	—	(103,659)	(103,659)
Partner contributions in noncontrolling interests				—	—	—	22,789	22,789
Acquisition and other noncontrolling interest transactions			(534)	—	—	(534)	4,530	3,996
Stock-based plan activity	926	11	56,196	—	—	56,207	—	56,207
Repurchase of common stock	(10,050)	(101)	(612,992)	—	(26,463)	(639,556)	—	(639,556)
Debt conversions	1,678	16	(1,685)	—	—	(1,669)	—	(1,669)
BALANCE AS OF DECEMBER 31, 2011	168,979	$1,690	$ 2,574	$(199,292)	$3,590,553	$3,395,525	$ 64,381	$3,459,906
Net earnings				—	456,330	456,330	114,737	571,067
Other comprehensive loss				(58,558)	—	(58,558)	(948)	(59,506)
Dividends ($0.64 per share)				—	(107,522)	(107,522)	—	(107,522)
Distributions to noncontrolling interests				—	—	—	(100,623)	(100,623)
Partner contributions in noncontrolling interests				—	—	—	2,665	2,665
Acquisition and other noncontrolling interest transactions			(2,673)	—	—	(2,673)	5,587	2,914
Stock-based plan activity	771	9	47,412	—	—	47,421	—	47,421
Repurchase of common stock	(7,409)	(75)	(47,318)	—	(341,840)	(389,233)	—	(389,233)
Debt conversions	19	—	5	—	—	5	—	5
BALANCE AS OF DECEMBER 31, 2012	162,360	$1,624	$ —	$(257,850)	$3,597,521	$3,341,295	$ 85,799	$3,427,094
Net earnings				—	667,711	667,711	155,315	823,026
Other comprehensive loss				(40,351)	—	(40,351)	(772)	(41,123)
Dividends ($0.64 per share)				—	(104,488)	(104,488)	—	(104,488)
Distributions to noncontrolling interests				—	—	—	(124,853)	(124,853)
Partner contributions in noncontrolling interests				—	—	—	1,697	1,697
Acquisition and other noncontrolling interest transactions			(975)	—	—	(975)	6,650	5,675
Stock-based plan activity	1,518	15	93,832	—	—	93,847	—	93,847
Repurchase of common stock	(2,592)	(26)	(79,946)	—	(120,080)	(200,052)	—	(200,052)
Debt conversions	2	—	—	—	—	—	—	—
BALANCE AS OF DECEMBER 31, 2013	161,288	$1,613	$ 12,911	$(298,201)	$4,040,664	$3,756,987	$ 123,836	$3,880,823

See Notes to Consolidated Financial Statements.

FLUOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Major Accounting Policies

Principles of Consolidation

The financial statements include the accounts of Fluor Corporation and its subsidiaries ("the company"). The company frequently forms joint ventures or partnerships with unrelated third parties for the execution of single contracts or projects. The company assesses its joint ventures and partnerships at inception to determine if any meet the qualifications of a variable interest entity ("VIE") in accordance with Accounting Standards Codification ("ASC") 810. If a joint venture or partnership is a VIE and the company is the primary beneficiary, the joint venture or partnership is fully consolidated (see "14. Variable Interest Entities" below). For partnerships and joint ventures in the construction industry, unless full consolidation is required, the company generally recognizes its proportionate share of revenue, cost and profit in its Consolidated Statement of Earnings and uses the one-line equity method of accounting in the Consolidated Balance Sheet, which is a common application of ASC 810-10-45-14 in the construction industry. At times, the cost and equity methods of accounting are also used, depending on the company's respective ownership interest, amount of influence in the VIE and other factors.

All significant intercompany transactions of consolidated subsidiaries are eliminated. Certain amounts in 2012 and 2011 have been reclassified to conform to the 2013 presentation. Management has evaluated all material events occurring subsequent to the date of the financial statements up to the date this annual report is filed on Form 10-K.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available through the date of the issuance of the financial statements. Therefore, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include securities with maturities of three months or less at the date of purchase. Securities with maturities beyond three months are classified as marketable securities within current and noncurrent assets.

Marketable Securities

Marketable securities consist of time deposits placed with investment grade banks with original maturities greater than three months, which by their nature are typically held to maturity, and are classified as such because the company has the intent and ability to hold them to maturity. Held-to-maturity securities are carried at amortized cost. The company also has investments in debt securities which are classified as available-for-sale because the investments may be sold prior to their maturity date. Available-for-sale securities are carried at fair value. The cost of securities sold is determined by using the specific identification method. Marketable securities are assessed for other-than-temporary impairment.

Engineering and Construction Contracts

The company recognizes engineering and construction contract revenue using the percentage-of-completion method, based primarily on contract cost incurred to date compared to total estimated contract cost. Cost of revenue includes an allocation of depreciation and amortization. Customer-furnished materials, labor and equipment and, in certain cases, subcontractor materials, labor and equipment, are included in revenue and cost of revenue when management believes that the company is responsible for the ultimate acceptability of the project. Contracts are generally segmented between types of services, such as engineering and construction, and accordingly, gross margin related to each activity is recognized as those separate services are rendered. Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined. Pre-contract costs are expensed as incurred. Revenue recognized in excess of amounts billed is classified as a current asset under contract work in progress. Advances that are payments on account of contract work in progress of $544 million and $702 million as of December 31, 2013 and 2012, respectively, have been deducted from contract work in progress. Amounts billed to clients in excess of revenue recognized to date are classified as a current liability under advance billings on contracts. The company anticipates that substantially all incurred cost associated with contract work in progress as of December 31, 2013 will be billed and collected in 2014. The company recognizes revenue, but not profit, for certain significant claims (including change orders in dispute and unapproved change orders in regard to both scope and price) when it is determined that recovery of incurred cost is probable and the amounts can be reliably estimated. Under ASC 605-35-25, these requirements are satisfied when the contract or other evidence provides a legal basis for the claim, additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the company's performance, claim-related costs are identifiable and considered reasonable in view of the work performed, and evidence supporting the claim is objective and verifiable. Cost, but not profit, associated with unapproved change orders is accounted for in revenue when it is probable that the cost will be recovered through a change in the contract price. In circumstances where recovery is considered probable but the revenue cannot be reliably estimated, cost attributable to change orders is deferred pending determination of the impact on contract price. If the requirements for recognizing revenue for claims or unapproved change orders are met, revenue is recorded only to the extent that costs associated with the claims or unapproved change orders have been incurred. The company generally provides limited warranties for work performed under its engineering and construction contracts. The warranty periods typically extend for a limited duration following substantial completion of the company's work on a project. Historically, warranty claims have not resulted in material costs incurred, and any estimated costs for warranties are included in the individual project cost estimates for purposes of accounting for long-term contracts.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Leasehold improvements are amortized over the shorter of their economic lives or the lease terms. Depreciation is calculated using the straight-line method over the following ranges of estimated useful service lives, in years:

(cost in thousands)	December 31, 2013	December 31, 2012	Estimated Useful Service Lives
Buildings	$ 282,842	$ 287,895	20 – 40
Building and leasehold improvements	175,740	165,589	6 – 20
Machinery and equipment	1,328,434	1,315,756	2 – 10
Furniture and fixtures	146,498	145,551	2 – 10

Goodwill and Intangible Assets

Goodwill is not amortized but is subject to annual impairment tests. Interim testing for impairment is performed if indicators of potential impairment exist. For purposes of impairment testing, goodwill is allocated to the applicable reporting units based on the current reporting structure. When testing goodwill for impairment quantitatively, the company first compares the fair value of each reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, a second step is performed to measure the amount of potential impairment. In the second step, the company compares the implied fair value of reporting unit goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized. During 2013, the company completed its annual goodwill impairment test in the first quarter and quantitatively determined that none of the goodwill was impaired because the fair value of each reporting unit substantially exceeded its carrying amount. Goodwill for each of the company's segments is shown in "15. Operations by Business Segment and Geographical Area."

In the first quarter of 2013, the company adopted Accounting Standards Update ("ASU") 2012-02, "Testing Indefinite-Lived Intangible Assets for Impairment." ASU 2012-02 allows entities testing an indefinite-lived intangible asset for impairment the option of performing a qualitative assessment before calculating the fair value of the asset. If entities determine, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is, more likely than not, greater than the carrying amount, a quantitative calculation would not be needed.

The company had intangible assets with a carrying value of $24 million and $21 million as of December 31, 2013 and 2012, respectively. Intangible assets with indefinite lives are not amortized but are subject to annual impairment tests. Interim testing for impairment is performed if indicators of potential impairment exist. An intangible asset with an indefinite life is impaired if its carrying value exceeds its fair value. As of December 31, 2013, none of the company's intangible assets with indefinite lives were impaired. Intangible assets with finite lives are amortized on a straight-line basis over the useful lives of those assets, ranging from one year to ten years.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the company's financial statements or tax returns. The company evaluates the realizability of its deferred tax assets and maintains a valuation allowance, if necessary, to reduce certain deferred tax assets to amounts that are more likely than not to be realized. The factors used to assess the likelihood of realization are the company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in the applicable taxing jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the company's effective tax rate on future earnings.

Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. Income tax positions that previously failed to meet the more-likely-than-not threshold are recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met. The company recognizes potential interest and penalties related to unrecognized tax benefits within its global operations in income tax expense.

Judgment is required in determining the consolidated provision for income taxes as the company considers its worldwide taxable earnings and the impact of the continuing audit process conducted by various tax authorities. The final outcome of these audits by foreign jurisdictions, the Internal Revenue Service and various state governments could differ materially from that which is reflected in the Consolidated Financial Statements.

Derivatives and Hedging

The company limits exposure to foreign currency fluctuations in most of its engineering and construction contracts through provisions that require client payments in currencies corresponding to the currencies in which cost is incurred. Certain financial exposure, which includes currency and commodity price risk associated with engineering and construction contracts, currency risk associated with monetary assets and liabilities denominated in nonfunctional currencies and risk associated with interest rate volatility, may subject the company to earnings volatility. In cases where financial exposure is identified, the company generally implements a hedging strategy utilizing derivative instruments as hedging instruments to mitigate the risk. These hedging instruments are designated as either fair value or cash flow hedges in accordance with ASC 815, "Derivatives and Hedging." The company formally documents its hedge relationships at inception, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. The company also formally assesses, both at inception and at least quarterly thereafter, whether the hedging instruments are highly effective in offsetting changes in the fair value of the hedged items. The fair values of all hedging instruments are recognized as assets or liabilities at the balance sheet date. For fair value hedges, the effective portion of the change in the fair value of the hedging instrument is offset against the change in the fair value of the underlying asset or liability through earnings. For cash flow hedges, the effective portion of the hedging instruments' gains or losses due to changes in fair value are recorded as a component of accumulated other comprehensive income (loss) ("AOCI") and are reclassified into earnings when the hedged items settle. Any ineffective portion of a hedging instrument's change in fair value is immediately recognized in earnings. The company does not enter into derivative instruments for speculative purposes.

Under ASC 815, in certain limited circumstances, foreign currency payment provisions could be deemed embedded derivatives. As of December 31, 2013, 2012 and 2011, the company had no significant embedded derivatives in any of its contracts.

The company maintains master netting arrangements with certain counterparties to facilitate the settlement of derivative instruments; however, the company reports the fair value of derivative instruments on a gross basis.

Concentrations of Credit Risk

Accounts receivable and all contract work in progress are from clients in various industries and locations throughout the world. Most contracts require payments as the projects progress or, in certain cases, advance payments. The company generally does not require collateral, but in most cases can place liens against the property, plant or equipment constructed or terminate the contract, if a material default occurs. The company evaluates the counterparty credit risk of third parties as part of its project risk review process and in determining the appropriate level of reserves. The company maintains adequate reserves for potential credit losses and generally such losses have been minimal and within management's estimates.

Cash and marketable securities are deposited with major banks throughout the world. Such deposits are placed with high quality institutions and the amounts invested in any single institution are limited to the extent possible in order to minimize concentration of counterparty credit risk.

The company's counterparties for derivative contracts are large financial institutions selected based on profitability, strength of balance sheet, credit ratings and capacity for timely payment of financial commitments. There are no significant concentrations of credit risk with any individual counterparty related to our derivative contracts.

The company monitors the credit quality of its counterparties and has not incurred any significant credit risk losses related to its deposits or derivative contracts.

Stock-Based Plans

The company applies the provisions of ASC 718 "Compensation — Stock Compensation" in its accounting and reporting for stock-based compensation. ASC 718 requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. All unvested options outstanding under the company's option plans have grant prices equal to the market price of the company's stock on the dates of grant. Compensation cost for restricted stock and restricted stock units is determined based on the fair market value of the company's stock at the date of grant. Compensation cost for stock appreciation rights is determined based on the change in the fair market value of the company's stock during the period. Stock-based compensation expense is generally recognized over the required service period, or over a shorter period when employee retirement eligibility is a factor. Certain awards that may be settled in cash or company stock are classified as liabilities and remeasured at fair value at the end of each reporting period until the awards are settled.

Comprehensive Income (Loss)

ASC 220 "Comprehensive Income" establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. The company reports the cumulative foreign currency translation adjustments, unrealized gains and losses on available-for-sale securities and derivative contracts, ownership share of equity method investees' other comprehensive income (loss), and adjustments related to defined benefit pension and postretirement plans, as components of accumulated other comprehensive income (loss).

The tax effects of the components of other comprehensive income (loss) are as follows:

	Year Ended December 31,								
	2013			2012			2011		
(in thousands)	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Other comprehensive income (loss):									
Foreign currency translation adjustment	$(74,538)	$27,637	$(46,901)	$ 47,780	$(18,077)	$ 29,703	$(66,717)	$ 26,599	$(40,118)
Ownership share of equity method investees' other comprehensive income (loss)	13,117	(2,372)	10,745	1,487	(924)	563	(33,492)	9,701	(23,791)
Defined benefit pension and postretirement plan adjustments	(8,917)	3,344	(5,573)	(145,848)	54,693	(91,155)	93,522	(35,071)	58,451
Unrealized gain (loss) on derivative contracts	2,171	(787)	1,384	2,369	(1,071)	1,298	(19,420)	7,078	(12,342)
Unrealized gain (loss) on available-for-sale securities	(1,244)	466	(778)	135	(50)	85	(711)	266	(445)
Total other comprehensive loss	(69,411)	28,288	(41,123)	(94,077)	34,571	(59,506)	(26,818)	8,573	(18,245)
Less: Other comprehensive income (loss) attributable to noncontrolling interests	(772)	—	(772)	(948)	—	(948)	4,736	—	4,736
Other comprehensive loss attributable to Fluor Corporation	$(68,639)	$28,288	$(40,351)	$ (93,129)	$ 34,571	$(58,558)	$(31,554)	$ 8,573	$(22,981)

The changes in the balances of each after-tax component of AOCI attributable to Fluor Corporation for the years ended December 31, 2011 and 2012 are as follows:

(in thousands)	Foreign Currency Translation	Ownership Share of Equity Method Investees' Other Comprehensive Income (Loss)	Defined Benefit Pension and Postretirement Plans	Unrealized Gain (Loss) on Derivative Contracts	Unrealized Gain (Loss) on Available-for-Sale Securities	Accumulated Other Comprehensive Loss, Net
Balance as of December 31, 2010	$ 60,101	$(19,791)	$(220,020)	$ 2,085	$1,314	$(176,311)
Current-period other comprehensive income (loss)	(44,331)	(23,791)	58,451	(12,865)	(445)	(22,981)
Balance as of December 31, 2011	15,770	(43,582)	(161,569)	(10,780)	869	(199,292)
Current-period other comprehensive income (loss)	30,129	563	(91,155)	1,820	85	(58,558)
Balance as of December 31, 2012	$ 45,899	$(43,019)	$(252,724)	$ (8,960)	$ 954	$(257,850)

In the first quarter of 2013, the company adopted ASU 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income ("AOCI")," which requires an entity to disclose additional information about reclassification adjustments, including (a) changes in AOCI balances by component and (b) significant items reclassified out of AOCI.

The changes in the balances of each after-tax component of AOCI for the year ended December 31, 2013 are as follows:

(in thousands)	Foreign Currency Translation	Ownership Share of Equity Method Investees' Other Comprehensive Income (Loss)	Defined Benefit Pension and Postretirement Plans	Unrealized Gain (Loss) on Derivative Contracts	Unrealized Gain (Loss) on Available-for-Sale Securities	Accumulated Other Comprehensive Income (Loss), Net
Attributable to Fluor Corporation:						
Balance as of December 31, 2012	$ 45,899	$(43,019)	$(252,724)	$(8,960)	$ 954	$(257,850)
Other comprehensive income (loss) before reclassifications	(46,063)	10,745	(13,655)	(2,536)	(652)	(52,161)
Amount reclassified from AOCI	—	—	8,082	3,854	(126)	11,810
Net other comprehensive income (loss)	(46,063)	10,745	(5,573)	1,318	(778)	(40,351)
Balance as of December 31, 2013	$ (164)	$(32,274)	$(258,297)	$(7,642)	$ 176	$(298,201)
Attributable to Noncontrolling Interests:						
Balance as of December 31, 2012	$ 8,723	$ —	$ —	$ 1	$ —	$ 8,724
Other comprehensive income (loss) before reclassifications	(838)	—	—	62	—	(776)
Amount reclassified from AOCI	—	—	—	4		4
Net other comprehensive income (loss)	(838)	—	—	66	—	(772)
Balance as of December 31, 2013	$ 7,885	$ —	$ —	$ 67	$ —	$ 7,952

The significant items reclassified out of AOCI and the corresponding location and impact on the Consolidated Statement of Earnings are as follows:

(in thousands)	Location in Consolidated Statements of Earnings	Twelve Months Ended December 31, 2013
Component of AOCI:		
Defined benefit pension plan adjustments	Various accounts[1]	$(12,931)
Income tax benefit	Income tax expense	4,849
Net of tax		$ (8,082)
Unrealized gain (loss) on derivative contracts:		
Commodity contracts and foreign currency contracts	Total cost of revenue	$ (4,502)
Interest rate contracts	Interest expense	(1,678)
Income tax benefit	Income tax expense	2,322
Net of tax:		(3,858)
Less: Noncontrolling interests	Net earnings attributable to noncontrolling interests	4
Net of tax and noncontrolling interests		$ (3,854)
Unrealized gain on available-for-sale securities	Corporate general and administrative expense	$ 202
Income tax expense	Income tax expense	(76)
Net of tax		$ 126

(1) Defined benefit pension plan adjustments were reclassified primarily to total cost of revenue and corporate general and administrative expense.

During 2013 and 2011, functional currency exchange rates for most of the company's international operations weakened against the U.S. dollar, resulting in unrealized translation losses. During 2012, functional currency exchange rates for most of the company's international operations strengthened against the U.S. dollar, resulting in unrealized translation gains.

Recent Accounting Pronouncements

In January 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-05, "Service Concession Arrangements." This ASU clarifies that, unless certain circumstances are met, operating entities should not account for certain concession arrangements with public-sector entities as leases and should not recognize the related infrastructure as property, plant and equipment. This ASU is effective for interim and annual reporting periods beginning after December 15, 2014. Management does not expect the adoption of ASU 2014-05 to have a material impact on the company's financial position, results of operations or cash flows.

In July 2013, the FASB issued ASU 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists." This ASU clarifies the financial statement presentation of unrecognized tax benefits in certain circumstances. ASU 2013-11 is effective for interim and annual reporting periods beginning after December 15, 2013 and should be applied prospectively to all unrecognized tax benefits that exist at the effective date.

Management does not expect the adoption of ASU 2013-11 to have a material impact on the company's financial position, results of operations or cash flows.

In April 2013, the FASB issued ASU 2013-07, "Liquidation Basis of Accounting," which clarifies when an entity should apply the liquidation basis of accounting. In addition, ASU 2013-07 provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. ASU 2013-07 is effective for entities that determine liquidation is imminent during interim and annual reporting periods beginning after December 15, 2013. Management does not expect the adoption of ASU 2013-07 to have a material impact on the company's financial position, results of operations or cash flows.

In March 2013, the FASB issued ASU 2013-05, "Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity." The objective of ASU 2013-05 is to resolve a practice diversity in circumstances where reporting entities release cumulative translation adjustments into net income when a parent either sells a part or all of its investment in a foreign entity, or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. ASU 2013-05 is effective for interim and annual reporting periods beginning after December 15, 2013 and will be applied on a prospective basis. Management does not expect the adoption of ASU 2013-05 to have a material impact on the company's financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU 2013-04, "Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date," which addresses the recognition, measurement and disclosure of certain obligations including debt arrangements, other contractual obligations and settled litigation and judicial rulings. ASU 2013-04 is effective for interim and annual reporting periods beginning after December 15, 2013. Management does not expect the adoption of ASU 2013-04 to have a material impact on the company's financial position, results of operations or cash flows.

In the first quarter of 2013, the company adopted ASU 2012-04, "Technical Corrections and Improvements." The amendments in ASU 2012-04 make technical corrections, clarifications and limited-scope improvements to various topics throughout the ASC. The adoption of ASU 2012-04 did not have a material impact on the company's financial position, results of operations or cash flows.

2. Consolidated Statement of Cash Flows

The changes in operating assets and liabilities as shown in the Consolidated Statement of Cash Flows are comprised of:

	Year Ended December 31,		
(in thousands)	**2013**	**2012**	**2011**
(Increase) decrease in:			
Accounts and notes receivable, net	$ (98,744)	$ 23,680	$ (43,501)
Contract work in progress	101,158	29,669	(504,670)
Other current assets	102,417	(111,311)	199,412
Other assets	(26,204)	(65,418)	(2,530)
Increase (decrease) in:			
Trade accounts payable	(274,418)	195,147	320,708
Advance billings on contracts	(29,043)	(237,497)	48,470
Accrued liabilities	(83,613)	28,993	60,050
Other liabilities	46,851	(58,773)	(16,346)
Increase (decrease) in cash due to changes in operating assets and liabilities	$(261,596)	$(195,510)	$ 61,593
Cash paid during the year for:			
Interest	$ 22,585	$ 24,244	$ 28,255
Income taxes	268,889	294,214	176,915

3. Income Taxes

The income tax expense (benefit) included in the Consolidated Statement of Earnings is as follows:

	Year Ended December 31,		
(in thousands)	**2013**	**2012**	**2011**
Current:			
Federal	$200,608	$(133,312)	$117,868
Foreign	168,894	226,110	176,116
State and local	14,779	(7,804)	27,143
Total current	384,281	84,994	321,127
Deferred:			
Federal	(29,873)	87,723	(13,039)
Foreign	2,054	(16,645)	(883)
State and local	(1,889)	6,366	(3,476)
Total deferred	(29,708)	77,444	(17,398)
Total income tax expense	$354,573	$ 162,438	$303,729

A reconciliation of U.S. statutory federal income tax expense to income tax expense is as follows:

	Year Ended December 31,		
(in thousands)	**2013**	**2012**	**2011**
U.S. statutory federal tax expense	$412,159	$256,727	$350,635
Increase (decrease) in taxes resulting from:			
State and local income taxes	7,802	1,727	15,360
Other permanent items, net	(17,517)	(4,849)	(7,932)
Noncontrolling interests	(54,359)	(39,600)	(35,682)
Foreign losses benefited, net	(18,568)	(84,366)	—
Valuation allowance, net	15,305	85,541	11,014
Statute expirations and tax authority settlements	—	(13,152)	(13,795)
Other changes to unrecognized tax positions	9,261	(29,740)	(8,973)
Other, net	490	(9,850)	(6,898)
Total income tax expense	$354,573	$162,438	$303,729

Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities are as follows:

	December 31,	
(in thousands)	**2013**	**2012**
Deferred tax assets:		
Accrued liabilities not currently deductible:		
Employee compensation and benefits	$ 54,723	$ 42,387
Employee time-off accrual	94,213	90,573
Project and non-project reserves	24,753	30,127
Workers' compensation insurance accruals	14,400	8,566
Tax basis of investments in excess of book basis	4,957	18,583
Revenue recognition	36,180	43,028
Net operating loss carryforward	266,664	257,692
Unrealized currency loss	6,817	6,991
Capital loss carryforward	—	3,896
Foreign tax credits	30,705	—
Other comprehensive loss	179,228	149,364
Other	21,274	7,367
Total deferred tax assets	733,914	658,574
Valuation allowance for deferred tax assets	(245,428)	(230,123)
Deferred tax assets, net	$ 488,486	$ 428,451
Deferred tax liabilities:		
Book basis of property, equipment and other capital costs in excess of tax basis	(36,169)	(44,332)
Residual U.S. tax on unremitted non-U.S. earnings	(50,569)	(40,250)
Other	(16,179)	(14,673)
Total deferred tax liabilities	(102,917)	(99,255)
Deferred tax assets, net of deferred tax liabilities	$ 385,569	$ 329,196

The company had non-U.S. net operating loss carryforwards, related to various jurisdictions, of approximately $1.1 billion as of December 31, 2013. Of the total losses, $1.0 billion can be carried forward indefinitely and $46 million will begin to expire in various jurisdictions starting in 2014.

The company had foreign tax credits of approximately $31 million as of December 31, 2013, which will begin to expire in 2021.

The company maintains a valuation allowance to reduce certain deferred tax assets to amounts that are more likely than not to be realized. The allowance for 2013 is primarily due to the deferred tax assets established for certain net operating loss carryforwards and certain reserves on investments. The allowance for 2012 was primarily related to the deferred tax assets established for certain net operating and capital loss carryforwards and certain reserves on investments. The net increase in the valuation allowance during 2013 was primarily due to an increase in net operating losses.

The company conducts business globally and, as a result, the company or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Australia, Canada, the Netherlands, South Africa, the United Kingdom and the United States. Although the company believes its reserves for its tax positions are reasonable, the final outcome of tax audits could be materially different, both favorably and unfavorably. With a few exceptions, the company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years before 2003.

During 2012, the company reached an agreement on certain issues with the U.S. Internal Revenue Service ("IRS") on a tax audit for tax years 2003 through 2005. This agreement resulted in a net reduction in tax expense of $13 million.

The unrecognized tax benefits as of December 31, 2013 and 2012 were $54 million and $47 million, of which $40 million and $33 million, if recognized, would have favorably impacted the effective tax rates at the end of 2013 and 2012, respectively. The company does not anticipate any significant changes to the unrecognized tax benefits within the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits including interest and penalties is as follows:

(in thousands)	2013	2012
Balance at beginning of year	$47,043	$ 214,998
Change in tax positions of prior years	1,015	(64,214)
Change in tax positions of current year	7,397	—
Reduction in tax positions for statute expirations	(1,401)	—
Reduction in tax positions for audit settlements	—	(103,741)
Balance at end of year	$54,054	$ 47,043

The company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The company has $7 million in interest and penalties accrued as of both December 31, 2013 and 2012.

U.S. and foreign earnings before taxes are as follows:

(in thousands)	Year Ended December 31, 2013	2012	2011
United States	$ 303,070	$279,890	$ 346,016
Foreign	874,529	453,615	655,800
Total	$1,177,599	$733,505	$1,001,816

Earnings before taxes in the United States increased in 2013 compared to 2012 principally due to improved performance in the Oil & Gas segment. Earnings before taxes in foreign jurisdictions increased in 2013 compared to 2012 because the prior year results included a pre-tax charge of an unexpected adverse decision in the arbitration proceedings related to the company's claim for additional compensation on the Greater Gabbard Project. Earnings before taxes in the United States declined in 2012 compared to 2011 principally due to reduced contributions from several completed projects in the Power segment and expenses associated with the company's continued investment in NuScale. Earnings before taxes in foreign jurisdictions decreased in 2012 compared to 2011 primarily due to the pre-tax charge on the Greater Gabbard Project discussed above.

4. Retirement Benefits

The company sponsors contributory and non-contributory defined contribution retirement and defined benefit pension plans for eligible employees worldwide. Domestic and international defined contribution retirement plans are available to eligible salaried and craft employees. Contributions to defined contribution retirement plans are based on a percentage of the employee's eligible compensation. The company recognized expense of $151 million, $144 million and $101 million associated with contributions to its defined contribution retirement plans during 2013, 2012 and 2011, respectively. The increase in company contributions during 2012 was principally the result of certain U.S. plan amendments that increased employer contributions to the primary U.S. defined contribution plan and reduced contributions to the U.S. defined benefit pension plan. The defined benefit pension plans are available to domestic and international salaried employees and U.S. craft employees. Contributions to defined benefit pension plans are at least the minimum amounts required by applicable regulations. Payments to retired employees under these plans are generally based upon length of service and/or a percentage of qualifying compensation.

Net periodic pension expense for the U.S. and non-U.S. defined benefit pension plans included the following components:

	U.S. Pension Plan			Non-U.S. Pension Plans		
	Year Ended December 31,			Year Ended December 31,		
(in thousands)	2013	2012	2011	2013	2012	2011
Service cost	$ 6,453	$ 5,957	$ 37,172	$ 15,390	$ 7,723	$ 8,219
Interest cost	29,100	33,293	36,136	32,176	32,630	34,502
Expected return on assets	(30,975)	(35,322)	(40,430)	(46,420)	(41,949)	(42,852)
Amortization of prior service cost/(credits)	103	(114)	(168)	—	—	—
Recognized net actuarial loss	6,039	4,279	13,955	6,788	1,663	5,874
(Gain on curtailment)/loss on settlement	(309)	—	(618)	—	—	1,111
Net periodic pension expense	$ 10,411	$ 8,093	$ 46,047	$ 7,934	$ 67	$ 6,854

The ranges of assumptions indicated below cover defined benefit pension plans in the United States, the Netherlands, the United Kingdom, Australia, the Philippines and Germany (2011 only) and are based on the economic environment in each host country at the end of each respective annual reporting period. The discount rate assumption for the U.S. defined benefit pension plan was determined by discounting the expected future benefit payments using yields based on a portfolio of high quality corporate bonds having maturities that are consistent with the expected timing of future payments to plan participants. The discount rates for the non-U.S. defined benefit pension plans were determined primarily based on a hypothetical yield curve developed from the yields on high quality corporate and government bonds with durations consistent with the pension obligations in those countries. The expected long-term rate of return on asset assumptions utilizing historical returns, correlations and investment manager forecasts are established for each major asset category including public U.S. and international equities, U.S. private equities and debt securities.

	U.S. Pension Plan			Non-U.S. Pension Plans		
	December 31,			December 31,		
	2013	2012	2011	2013	2012	2011
For determining projected benefit obligation at year-end:						
Discount rates	4.95%	4.05%	5.05%	3.55-5.50%	3.60-6.00%	3.75-6.75%
Rates of increase in compensation levels	N/A	N/A	N/A	2.25-9.00%	2.25-9.00%	2.25-9.00%
For determining net periodic cost for the year:						
Discount rates	4.05%	5.05%	5.65%	3.60-6.00%	3.75-6.75%	5.10-9.20%
Rates of increase in compensation levels	N/A	N/A	4.00%	2.25-9.00%	2.25-9.00%	2.25-9.00%
Expected long-term rates of return on assets	4.25%	5.25%	6.69%	5.00-7.00%	5.00-7.00%	5.00-8.00%

The company evaluates the funded status of each of its retirement plans using the above assumptions and determines the appropriate funding level considering applicable regulatory requirements, tax deductibility, reporting considerations and other factors. The funding status of the plans is sensitive to changes in long-term interest rates and returns on plan assets, and funding obligations could increase substantially if interest rates fall dramatically or returns on plan assets are below expectations. Assuming no changes in current assumptions, the company expects to fund approximately $30 million to $60 million for calendar year 2014, which is expected to be in excess of the minimum funding required. If the discount rates were reduced by 25 basis points, plan liabilities for the U.S. and non-U.S. plans would increase by approximately $16 million and $42 million, respectively.

During the third quarter of 2013, the company and its Board of Directors approved an amendment to the U.S. defined benefit pension plan to close participation and freeze the accrual of future service-related benefits for craft participants on December 31, 2013. Also, the company's defined benefit pension plan in the Netherlands was closed to new participants on December 31, 2013. These changes did not have a material impact on the pension obligations or accumulated other comprehensive income balances of the plans.

The company and its Board of Directors previously approved amendments to freeze the accrual of future service-related benefits for certain eligible salaried participants of the U.S. pension plan as of December 31, 2011 and eligible participants of the U.K. pension plan as of April 1, 2011.

The following table sets forth the target allocations and the weighted average actual allocations of plan assets:

	U.S. Plan Assets December 31,			Non-U.S. Plan Assets December 31,		
	Target Allocation	2013	2012	Target Allocation	2013	2012
Asset category:						
Debt securities	90% - 100%	94%	95%	55% - 65%	63%	60%
Equity securities	0% - 10%	5%	5%	20% - 45%	32%	35%
Other	0% - 5%	1%	0%	5% - 15%	5%	5%
Total		100%	100%		100%	100%

The company's investment strategy is to maintain asset allocations that appropriately address risk within the context of seeking adequate returns. Investment allocations are determined by each plan's investment committee and/or trustees. In the case of certain foreign plans, asset allocations may be affected by local requirements. Long-term allocation guidelines are set and expressed in terms of a target range allocation for each asset class to provide portfolio management flexibility. Short-term deviations from these allocations may exist from time to time for tactical investment or strategic implementation purposes.

Investments in debt securities are used to provide stable investment returns while protecting the funding status of the plans. Investments in equity securities are utilized to generate long-term capital appreciation to mitigate the effects of increases in benefit obligations resulting from inflation, longer life expectancy and salary growth. While most of the company's plans are not prohibited from investing in the company's common stock or debt securities, there are no such direct investments at the present time.

Plan assets included investments in common or collective trusts, which offer efficient access to diversified investments across various asset categories. The estimated fair value of the investments in the common or collective trusts represents the underlying net asset value of the shares or units of such funds as determined by the issuer. A redemption notice period of no more than 30 days is required for the plans to redeem certain investments in common or collective trusts. At the present time, there are no other restrictions on how the plans may redeem their investments.

Debt securities are comprised of corporate bonds, government securities and common or collective trusts, with underlying investments in corporate bonds, government and asset backed securities and interest rate swaps. Corporate bonds primarily consist of investment-grade rated bonds and notes, of which no significant concentration exists in any one rating category or industry. Government securities include U.S. and international government bonds, some of which are inflation-indexed. Corporate bonds and government securities are valued based on pricing models, which are determined from a compilation of primarily observable market information, broker quotes in non-active markets or similar assets. As of December 31, 2013 and 2012, the investments in corporate bonds and government securities held by the U.S. plan were primarily concentrated in U.S. issuers.

Equity securities are diversified across various industries and are comprised of common and preferred stocks of U.S. and international companies, common or collective trusts with underlying investments in common and preferred stocks and limited partnerships. Publicly traded corporate equity securities are valued based on the last trade or official close of an active market or exchange on the last business day of the plan's year. Securities not traded on the last business day are valued at the last reported bid price. As of December 31, 2013 and 2012, direct investments in equity securities, excluding common or collective trusts, were concentrated solely in international securities held by the company's non-U.S. pension plans. Limited partnerships are valued at the plan's proportionate share of the estimated fair value of the underlying net assets as determined by the general partners. The limited partnerships are classified as Level 3 investments.

Other is primarily comprised of common or collective trusts, short-term investment funds, foreign exchange forward contracts and insurance contracts. Common or collective trusts hold underlying investments in commodities, foreign exchange foreign contracts and real estate. Common or collective trusts with underlying investments in real estate are classified as Level 3 investments. Insurance contracts are valued based on actuarial assumptions and are also classified as Level 3 investments.

Liabilities primarily consist of foreign currency exchange contracts and obligations to return collateral under securities lending arrangements. The estimated fair value of foreign exchange forward contracts is determined from broker quotes. The estimated fair value of obligations to return collateral under securities lending arrangements are determined based on the last traded price of the underlying securities held as collateral.

The company measures and reports assets and liabilities at fair value utilizing pricing information received from third-party pricing services. The company performs procedures to verify the reasonableness of pricing information received for significant assets and liabilities classified as Level 2.

The fair value hierarchy established by ASC 820, "Fair Value Measurement," prioritizes the use of inputs used in valuation techniques into the following three levels:

- Level 1 — quoted prices in active markets for identical assets and liabilities
- Level 2 — inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly
- Level 3 — unobservable inputs

The following table presents, for each of the fair value hierarchy levels required under ASC 820-10, the plan assets and liabilities of the company's U.S. and non-U.S. defined benefit pension plans that are measured at fair value on a recurring basis as of December 31, 2013 and 2012:

U.S. Pension Plan

	December 31, 2013				December 31, 2012			
	Fair Value Hierarchy				Fair Value Hierarchy			
(in thousands)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets:								
Equity securities:								
Common or collective trusts	$ 17,068	$ —	$ 17,068	$ —	$ 18,164	$ —	$ 18,164	$ —
Limited Partnerships	17,546	—	—	17,546	17,630	—	—	17,630
Debt securities:								
Common or collective trusts	202,575	—	202,575	—	200,401	—	200,401	—
Corporate bonds	397,524	—	397,524	—	456,123	—	456,123	—
Government securities	69,562	—	69,562	—	66,973	—	66,973	—
Other:								
Common or collective trusts — money market funds	3,644	—	3,644	—	5,285	—	5,285	—
Other assets	4,374	—	4,374	—	1,487	—	1,487	—
Liabilities:								
Foreign currency contracts and other	(4,338)	—	(4,338)	—	(1,598)	—	(1,598)	—
Plan assets measured at fair value, net	$707,955	$ —	$690,409	$17,546	$764,465	$ —	$746,835	$17,630
Plan assets not measured at fair value, net	775				2,831			
Total plan assets, net	$708,730				$767,296			

Non-U.S. Pension Plans

	December 31, 2013				December 31, 2012			
	Fair Value Hierarchy				Fair Value Hierarchy			
(in thousands)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets:								
Equity securities:								
Common and preferred stock	$ 71,567	$71,567	$ —	$ —	$ 88,034	$88,034	$ —	$ —
Common or collective trusts	228,608	—	228,608	—	218,542	—	218,542	—
Debt securities:								
Common or collective trusts	321,086	—	321,086	—	317,494	—	317,494	—
Corporate bonds	107,658	—	107,658	—	96,457	—	96,457	—
Government securities	160,586	—	160,586	—	114,531	—	114,531	—
Other:								
Common or collective trusts	48,409	—	40,667	7,742	45,554	—	37,754	7,800
Other assets	2,634	—	2,634	—	2,729	—	2,729	—
Liabilities:								
Foreign currency contracts and other	(3,979)	—	(3,979)	—	(1,988)	—	(1,988)	—
Plan assets measured at fair value, net	$936,569	$71,567	$857,260	$7,742	$881,353	$88,034	$785,519	$7,800
Plan assets not measured at fair value, net	9,268				4,788			
Total plan assets, net	$945,837				$886,141			

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	U.S. Pension Plan		Non-U.S. Pension Plans	
(in thousands)	2013	2012	2013	2012
Balance at beginning of year	$ 17,630	$19,314	$7,800	$11,882
Actual return on plan assets:				
Assets still held at reporting date	418	112	(58)	(291)
Assets sold during the period	357	2,184	—	—
Purchases	—	17	—	—
Sales	(859)	(3,997)	—	(3,791)
Settlements	—	—	—	—
Balance at end of year	$ 17,546	$17,630	$7,742	$ 7,800

The following table presents expected benefit payments for the U.S. and non-U.S. defined benefit pension plans:

(in thousands)	U.S. Pension Plan	Non-U.S. Pension Plans
Year Ended December 31,		
2014	$ 94,178	$ 27,769
2015	40,119	28,757
2016	41,331	31,152
2017	42,724	33,277
2018	43,539	34,119
2019 — 2023	225,545	196,164

Measurement dates for the company's U.S. and non-U.S. defined benefit pension plans are December 31. The following table sets forth the change in projected benefit obligation, plan assets and funded status of the U.S. and non-U.S. plans:

	U.S. Pension Plan		Non-U.S. Pension Plans	
	December 31,		December 31,	
(in thousands)	2013	2012	2013	2012
Change in projected benefit obligation				
Benefit obligation at beginning of year	$756,976	$677,005	$826,466	$620,117
Service cost	6,453	5,957	15,390	7,723
Interest cost	29,100	33,293	32,176	32,630
Employee contributions	—	—	3,832	3,854
Currency translation	—	—	25,885	22,460
Actuarial (gain) loss	(59,990)	77,858	29,510	169,220
Plan amendments	6,367	3,736	—	—
Benefits paid	(48,204)	(37,833)	(24,729)	(25,536)
Curtailments	—	—	—	—
Other	(3,725)	(3,040)	—	(4,002)
Projected benefit obligation at end of year	686,977	756,976	908,530	826,466
Change in plan assets				
Plan assets at beginning of year	767,296	690,554	886,141	767,961
Actual return on plan assets	(6,637)	72,615	40,508	107,583
Company contributions	—	45,000	13,133	11,830
Employee contributions	—	—	3,832	3,854
Currency translation	—	—	26,952	23,854
Benefits paid	(48,204)	(37,833)	(24,729)	(25,536)
Other	(3,725)	(3,040)	—	(3,405)
Plan assets at end of year	708,730	767,296	945,837	886,141
Funded status	$ 21,753	$ 10,320	$ 37,307	$ 59,675
Amounts recognized in the Consolidated Balance Sheet				
Pension assets included in other assets	$ 21,753	$ 10,320	$ 58,849	$ 67,931
Pension liabilities included in noncurrent liabilities	—	—	(21,542)	(8,256)
Accumulated other comprehensive loss (pre-tax)	$162,534	$184,378	$252,995	$216,856

During 2014, approximately $5 million for the U.S. plan and $8 million for the non-U.S. plans of the amount of accumulated other comprehensive loss shown above is expected to be recognized as components of net periodic pension expense.

For the defined benefit pension plans in the Netherlands and Philippines, the projected benefit obligations exceeded the plan assets. In the aggregate, these plans had projected benefit obligations of $553 million and plan assets with a fair value of $532 million.

The total accumulated benefit obligation for the U.S. and non-U.S. plans as of December 31, 2013 was $687 million and $853 million, respectively. The total accumulated benefit obligation for the U.S. and non-U.S. plans as of December 31, 2012 was $757 million and $775 million, respectively. As of December 31, 2013 and 2012, plan assets for each of the company's benefit plans exceeded the accumulated benefit obligation.

In addition to the company's U.S. defined benefit pension plans, the company and certain of its subsidiaries provide health care and life insurance benefits for certain retired U.S. employees. The health care and life insurance plans are generally contributory, with retiree contributions adjusted annually. The accumulated postretirement benefit obligation as of December 31, 2013 and 2012 was determined in accordance with the current terms of the company's health care plans, together with relevant actuarial assumptions and health care cost trend rates projected at annual rates ranging from 7.5 percent in 2014 down to five percent in 2019 and beyond. The effect of a one percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation and interest cost by approximately $0.4 million and less than $0.1 million, respectively. The effect of a one percent annual decrease in these assumed cost trend rates would decrease the accumulated postretirement benefit obligation and interest cost by approximately $0.4 million and less than $0.1 million, respectively.

Net periodic postretirement benefit cost included the following components:

	Year Ended December 31,		
(in thousands)	**2013**	**2012**	**2011**
Service cost	$ —	$ —	$ —
Interest cost	351	592	723
Expected return on assets	—	—	—
Amortization of prior service cost	—	—	—
Recognized net actuarial loss	341	640	679
Net periodic postretirement benefit cost	$692	$1,232	$1,402

The following table sets forth the change in the accumulated postretirement benefit obligation:

(in thousands)	Year Ended December 31, 2013	Year Ended December 31, 2012
Change in accumulated postretirement benefit obligation		
Benefit obligation at beginning of year	$ 14,512	$ 16,828
Service cost	—	—
Interest cost	351	592
Employee contributions	421	399
Actuarial (gain) loss	(596)	(955)
Benefits paid	(2,059)	(2,352)
Benefit obligation at end of year	$ 12,629	$ 14,512
Funded status	$(12,629)	$(14,512)

Unrecognized net actuarial losses totaling $2 million and $3 million as of December 31, 2013 and 2012, respectively, were classified in accumulated other comprehensive loss. The accumulated postretirement benefit obligation classified in current liabilities was approximately $3 million as of both December 31, 2013 and 2012. The remaining balance of the accumulated postretirement benefit obligation was classified in noncurrent liabilities for both years.

The discount rate used in determining the accumulated postretirement benefit obligation was 3.40 percent as of December 31, 2013 and 2.65 percent as of December 31, 2012. The discount rate used for accumulated postretirement obligation is determined based on the same considerations discussed above that impact defined benefit plans in the United States. Benefit payments, as offset by retiree contributions, are not expected to change significantly in the future.

The preceding information does not include amounts related to benefit plans applicable to employees associated with certain contracts with the U.S. Department of Energy because the company is not responsible for the current or future funded status of these plans.

In addition to the company's defined benefit pension plans discussed above, the company participates in multiemployer pension plans for its union construction and maintenance craft employees. Contributions are based on the hours worked by employees covered under various collective bargaining agreements. Company contributions to these multiemployer pension plans were $19 million, $24 million and $36 million during 2013, 2012 and 2011, respectively. The company does not have any significant future obligations or funding requirements related to these plans other than the ongoing contributions that are paid as hours are worked by plan participants. None of these multiemployer pension plans are individually significant to the company.

5. Fair Value of Financial Instruments

The following table presents, for each of the fair value hierarchy levels required under ASC 820-10, the company's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	December 31, 2013				December 31, 2012			
		Fair Value Hierarchy				Fair Value Hierarchy		
(in thousands)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets[1]:								
Cash and cash equivalents	$ 50,081	$50,081[2]	$ —	$ —	$ 14,457	$14,457[2]	$ —	$ —
Marketable securities, current	111,333	—	111,333[3]	—	102,439	—	102,439[3]	—
Deferred compensation trusts	87,507	87,507[4]	—	—	80,842	80,842[4]	—	—
Marketable securities, noncurrent	275,402	—	275,402[5]	—	318,355	—	318,355[5]	—
Derivative assets[6]								
Commodity contracts	438	—	438	—	95	—	95	—
Foreign currency contracts	855	—	855	—	640	—	640	—
Liabilities[1]:								
Derivative liabilities[6]								
Commodity contracts	$ 3	$ —	$ 3	$ —	$ 28	$ —	$ 28	$ —
Foreign currency contracts	967	—	967	—	2,151	—	2,151	—

(1) The company measures and reports assets and liabilities at fair value utilizing pricing information received from third parties. The company performs procedures to verify the reasonableness of pricing information received for significant assets and liabilities classified as Level 2.

(2) Consists primarily of registered money market funds valued at fair value. These investments represent the net asset value of the shares of such funds as of the close of business at the end of the period.

(3) Consists of investments in U.S. agency securities, U.S. Treasury securities, corporate debt securities, commercial paper and other debt securities with maturities of less than one year that are valued based on pricing models, which are determined from a compilation of primarily observable market information, broker quotes in non-active markets or similar assets.

(4) Consists primarily of registered money market funds and an equity index fund valued at fair value. These investments, which are trading securities, represent the net asset value of the shares of such funds as of the close of business at the end of the period based on the last trade or official close of an active market or exchange.

(5) Consists of investments in U.S. agency securities, U.S. Treasury securities, corporate debt securities and other debt securities with maturities ranging from one year to three years at December 31, 2013 that are valued based on pricing models, which are determined from a compilation of primarily observable market information, broker quotes in non-active markets or similar assets.

(6) See "6. Derivatives and Hedging" for the classification of commodity contracts and foreign currency contracts on the Consolidated Balance Sheet. Commodity contracts and foreign currency contracts are estimated using standard pricing models with market-based inputs, which take into account the present value of estimated future cash flows.

All of the company's financial instruments carried at fair value are included in the table above. All of the above financial instruments are available-for-sale securities except for those held in the deferred compensation trusts (which are trading securities) and derivative assets and liabilities. The company has determined that there was no other-than-temporary impairment of available-for-sale securities with unrealized losses, and the company expects to recover the entire cost basis of the securities. The available-for-sale securities are made up of the following security types as of December 31, 2013: money market funds of $50 million, U.S. agency securities of $119 million, U.S. Treasury securities of $26 million, corporate debt securities of $228 million, commercial paper of $7 million and other debt securities of $7 million. As of December 31, 2012, available-for-sale securities consisted of money market funds of

$14 million, U.S. agency securities of $161 million, U.S. Treasury securities of $67 million, corporate debt securities of $184 million and other debt securities of $9 million. The amortized cost of these available-for-sale securities is not materially different from the fair value. During 2013, 2012 and 2011, proceeds from sales and maturities of available-for-sale securities were $346 million, $523 million and $497 million, respectively.

The carrying values and estimated fair values of the company's financial instruments that are not required to be measured at fair value in the Consolidated Balance Sheet are as follows:

(in thousands)	Fair Value Hierarchy	December 31, 2013 Carrying Value	December 31, 2013 Fair Value	December 31, 2012 Carrying Value	December 31, 2012 Fair Value
Assets:					
Cash[1]	Level 1	$1,444,656	$1,444,656	$1,343,866	$1,343,866
Cash equivalents[2]	Level 2	788,845	788,845	796,218	796,218
Marketable securities, current[3]	Level 2	74,690	74,690	34,688	34,688
Notes receivable, including noncurrent portion[4]	Level 3	27,602	27,602	34,471	34,471
Liabilities:					
3.375% Senior Notes[5]	Level 2	$ 496,604	$ 484,204	$ 496,164	$ 527,219
1.5% Convertible Senior Notes[5]	Level 2	18,398	54,027	18,472	39,392
5.625% Municipal Bonds[5]	Level 2	—	—	17,795	17,878
Other borrowings[6]	Level 2	11,441	11,441	—	—
Notes payable, including noncurrent portion[7]	Level 3	—	—	8,566	8,566

(1) Cash consists of bank deposits. Carrying amounts approximate fair value.

(2) Cash equivalents consist of held-to-maturity time deposits with maturities of three months or less at the date of purchase. The carry amounts of these time deposits approximate fair value because of the short-term maturity of these instruments.

(3) Marketable securities, current consist of held-to-maturity time deposits with original maturities greater than three months that will mature within one year. The carrying amounts of these time deposits approximate fair value because of the short-term maturity of these instruments. Amortized cost is not materially different from the fair value.

(4) Notes receivable are carried at net realizable value which approximates fair value. Factors considered by the company in determining the fair value include the credit worthiness of the borrower, current interest rates, the term of the note and any collateral pledged as security. Notes receivable are periodically assessed for impairment.

(5) The fair value of the 3.375% Senior Notes, 1.5% Convertible Senior Notes and 5.625% Municipal Bonds are estimated based on quoted market prices for similar issues. During 2013, the company redeemed its 5.625% Municipal Bonds at a price of 100% of their principal amount.

(6) Other borrowings represent amounts outstanding under a short-term credit facility. The carrying amount of borrowings under this credit facility approximates fair value because of the short-term maturity.

(7) Notes payable consist primarily of equipment loans with banks at various interest rates with maturities ranging from less than one year to four years. The carrying value of notes payable approximates fair value. Factors considered by the company in determining the fair value include the company's current credit rating, current interest rates, the term of the note and any collateral pledged as security. During 2013, the company paid off the remaining balances of various notes payable that were assumed in connection with the 2012 acquisition of an equipment company.

6. Derivatives and Hedging

As of December 31, 2013, the company had total gross notional amounts of $104 million of foreign currency contracts and $12 million of commodity contracts outstanding relating to engineering and construction contract obligations and monetary assets and liabilities denominated in nonfunctional currencies. The foreign currency contracts are of varying duration, none of which extend beyond December 2014. The commodity contracts are of varying duration, none of which extend beyond May 2017. The impact to earnings due to hedge ineffectiveness was immaterial for the years ended December 31, 2013, 2012 and 2011.

The fair values of derivatives designated as hedging instruments under ASC 815 as of December 31, 2013 and 2012 were as follows:

	Asset Derivatives			Liability Derivatives		
(in thousands)	Balance Sheet Location	December 31, 2013	December 31, 2012	Balance Sheet Location	December 31, 2013	December 31, 2012
Commodity contracts	Other current assets	$ 296	$ 95	Other accrued liabilities	$ 3	$ 15
Foreign currency contracts	Other current assets	855	640	Other accrued liabilities	967	2,130
Commodity contracts	Other assets	142	—	Noncurrent liabilities	—	13
Foreign currency contracts	Other assets	—	—	Noncurrent liabilities	—	21
Total		$1,293	$735		$970	$2,179

The pre-tax amount of gain (loss) recognized in earnings associated with the hedging instruments designated as fair value hedges for the years ended December 31, 2013, 2012 and 2011 was as follows:

Fair Value Hedges (in thousands)	Location of Gain (Loss)	2013	2012	2011
Foreign currency contracts	Corporate general and administrative expense	$2,885	$(14,236)	$15,064

The pre-tax amount of gain (loss) recognized in earnings on hedging instruments for the fair value hedges noted in the table above offset the amounts of gain (loss) recognized in earnings on the hedged items in the same locations on the Consolidated Statement of Earnings.

The after-tax amount of gain (loss) recognized in OCI and reclassified from AOCI into earnings associated with the derivative instruments designated as cash flow hedges for the years ended December 31, 2013, 2012 and 2011 was as follows:

	After-Tax Amount of Gain (Loss) Recognized in OCI				After-Tax Amount of Gain (Loss) Reclassified from AOCI into Earnings		
Cash Flow Hedges (in thousands)	2013	2012	2011	Location of Gain (Loss)	2013	2012	2011
Commodity contracts	$ (265)	$1,138	$ 1,755	Total cost of revenue	$ 50	$ 1,859	$ 4,052
Foreign currency contracts	2,801	2,933	(1,544)	Total cost of revenue	(2,855)	1,441	(1,156)
Interest rate contracts	—	—	(10,486)	Interest expense	(1,049)	(1,049)	(306)
Total	$2,536	$4,071	$(10,275)		$(3,854)	$ 2,251	$ 2,590

In the first quarter of 2013, the company adopted ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities" and ASU 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities." ASU 2011-11 requires an entity to disclose the nature of its rights of setoff and related arrangements associated with its financial instruments and derivative instruments. ASU 2013-01 clarifies which instruments and transactions are subject to the offsetting disclosure requirements established by ASU 2011-11.

In the third quarter of 2013, the company adopted ASU 2013-10, "Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes." ASU 2013-10 permits the use of the Fed Funds Effective Swap Rate as a U.S. benchmark interest rate for hedge accounting purposes and also removes the restriction on using different benchmark rates for similar hedges. ASU 2013-10 is effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption of ASU 2013-10 did not have a material impact on the company's financial position, results of operations or cash flows.

7. Financing Arrangements

On November 9, 2012, the company entered into a $1.8 billion Revolving Loan and Letter of Credit Facility Agreement ("Credit Facility") that matures in 2017. Borrowings on the Credit Facility are to bear interest at rates based on the London Interbank Offered Rate ("LIBOR") or an alternative base rate, plus an applicable borrowing margin. The Credit Facility may be increased up to an additional $500 million subject to certain conditions, and contains customary financial and restrictive covenants, including a maximum ratio of consolidated debt to tangible net worth of one-to-one and a cap on the aggregate amount of debt of $600 million for the company's subsidiaries. On the same day, the company terminated its $800 million Revolving Loan and Financial Letter of Credit Facility and its $500 million Letter of Credit Facility and all outstanding letters of credit thereunder were assigned or otherwise transferred to the new Credit Facility.

In conjunction with the Credit Facility, the company also amended its existing $1.2 billion Revolving Performance Letter of Credit Facility ("PLOC Facility") dated as of December 14, 2010. The cap on the PLOC Facility for the aggregate amount of debt for the company subsidiaries was increased from $500 million to $600 million subject to certain conditions.

As of December 31, 2013, the company had a combination of committed and uncommitted lines of credit that totaled $4.6 billion. These lines may be used for revolving loans, letters of credit and/or general purposes. Letters of credit are provided in the ordinary course of business primarily to indemnify the company's clients if the company fails to perform its obligations under its contracts. As of December 31, 2013, letters of credit and borrowings under credit facilities totaling $1.0 billion were outstanding under these committed and uncommitted lines of credit. As an alternative to letters of credit, surety bonds are used as a form of credit enhancement.

Consolidated debt consisted of the following:

(in thousands)	December 31, 2013	December 31, 2012
Current:		
1.5% Convertible Senior Notes	$ 18,398	$ 18,472
Other borrowings	11,441	—
Notes payable	—	2,320
Long-Term:		
3.375% Senior Notes	$496,604	$496,164
5.625% Municipal Bonds	—	17,795
Notes payable	—	6,246

In September 2011, the company issued $500 million of 3.375% Senior Notes (the "2011 Notes") due September 15, 2021 and received proceeds of $492 million, net of underwriting discounts and debt issuance costs. Interest on the 2011 Notes is payable semi-annually on March 15 and September 15 of each year, and began on March 15, 2012. The company may, at any time, redeem the 2011 Notes at a redemption price equal to 100 percent of the principal amount, plus a "make whole" premium described in the indenture. Additionally, if a change of control triggering event occurs, as defined by the terms of the indenture, the company will be required to offer to purchase the 2011 Notes at a purchase price equal to

101 percent of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. The company is generally not limited under the indenture governing the 2011 Notes in its ability to incur additional indebtedness provided the company is in compliance with certain restrictive covenants, including restrictions on liens and restrictions on sale and leaseback transactions.

In February 2004, the company issued $330 million of 1.5% Convertible Senior Notes (the "2004 Notes") due February 15, 2024 and received proceeds of $323 million, net of underwriting discounts. In December 2004, the company irrevocably elected to pay the principal amount of the 2004 Notes in cash. Interest on the 2004 Notes is payable semi-annually on February 15 and August 15 of each year. The 2004 Notes are convertible into shares of the company's common stock par value $0.01 per share, at a conversion rate of 36.6729 shares per each $1,000 principal amount of the 2004 Notes, subject to adjustment as described in the indenture. The 2004 Notes are convertible during any fiscal quarter if the closing price of the company's common stock for at least 20 trading days in the 30 consecutive trading day-period ending on the last trading day of the previous fiscal quarter is greater than or equal to 130 percent of the conversion price in effect on that 30th trading day (the "trigger price"). The trigger price is currently $35.45, but is subject to adjustment as outlined in the indenture. The trigger price condition was satisfied during the fourth quarter of 2013 and 2012 and the 2004 Notes were therefore classified as short-term debt as of December 31, 2013 and 2012, respectively.

Holders of the 2004 Notes were entitled to require the company to purchase all or a portion of their 2004 Notes on February 17, 2009 and February 15, 2014 at 100 percent of the principal amount plus accrued and unpaid interest; a de minimis amount of 2004 Notes were tendered for purchase. Holders of the 2004 Notes will again be entitled to have the company purchase their 2004 Notes at the same price on February 15, 2019. The 2004 Notes are currently redeemable at the option of the company, in whole or in part, at 100 percent of the principal amount plus accrued and unpaid interest. In the event of a change of control of the company, each holder may require the company to repurchase the 2004 Notes for cash, in whole or in part, at 100 percent of the principal amount plus accrued and unpaid interest.

Pursuant to the requirements of ASC 260-10, "Earnings per Share," the company includes in the diluted EPS computations, based on the treasury stock method, shares that may be issuable upon conversion of the 2004 Notes. On December 30, 2004, the company irrevocably elected to pay the principal amount of the 2004 Notes in cash, and therefore there is no dilutive impact on EPS unless the average stock price exceeds the conversion price of $27.27. Upon conversion, shares of the company's common stock are issued to satisfy any appreciation between the conversion price and the market price on the date of conversion. During 2013, holders converted $0.1 million of the 2004 Notes in exchange for the principal balance owed in cash plus 1,562 shares of the company's common stock. During 2012, holders converted $1 million of the 2004 Notes in exchange for the principal balance owed in cash plus 18,899 shares of the company's common stock.

The company applies the provisions of ASC 470-20, "Debt with Conversion and Other Options." ASC 470-20 requires the issuer of a convertible debt instrument to separately account for the liability and equity components in a manner that reflects the entity's nonconvertible debt borrowing rate when interest expense is recognized in subsequent periods.

The following table presents information related to the liability and equity components of the 2004 Notes:

	December 31,	
(in thousands)	**2013**	**2012**
Carrying value of the equity component	$19,519	$19,519
Principal amount and carrying value of the liability component	18,398	18,472

Interest expense on the 2004 Notes for the years ended December 31, 2013, 2012 and 2011 includes original coupon interest of $0.3 million, $0.3 million and $0.5 million, respectively. The effective interest rate on the liability component was 4.375 percent through February 15, 2009 at which time the discount on the liability was fully amortized. The if-converted value is $54 million and is in excess of the principal value as of December 31, 2013.

In the first quarter of 2013, the company redeemed its 5.625% Municipal Bonds at a price of 100% of their principal amount and paid off the remaining balances of various notes payable that were assumed in connection with the 2012 acquisition of an equipment company.

During the third quarter of 2013, the company established a short-term credit facility to purchase land and construction equipment associated with the equipment operations in the Global Services segment. Outstanding borrowings under the facility were $11 million as of December 31, 2013.

As of December 31, 2013, the company was in compliance with all of the financial covenants related to its debt agreements.

8. Other Noncurrent Liabilities

The company has deferred compensation and retirement arrangements for certain key executives which generally provide for payments upon retirement, death or termination of employment. The deferrals can earn either market-based fixed or variable rates of return, at the option of the participants. As of December 31, 2013 and 2012, $415 million and $337 million, respectively, of obligations related to these plans were included in noncurrent liabilities. To fund these obligations, the company has established non-qualified trusts, which are classified as noncurrent assets. These trusts primarily hold company-owned life insurance policies, reported at cash surrender value, and marketable equity securities, reported at fair value. These trusts were valued at $388 million and $333 million as of December 31, 2013 and 2012, respectively. Periodic changes in value of these trust investments, most of which are unrealized, are recognized in earnings, and serve to mitigate changes to obligations included in noncurrent liabilities which are also reflected in earnings.

The company maintains appropriate levels of insurance for business risks, including workers compensation and general liability. Insurance coverages contain various retention amounts for which the company provides accruals based on the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims incurred but not reported. Other noncurrent liabilities included $28 million and $23 million as of December 31, 2013 and 2012, respectively, relating to these liabilities. For certain professional liability risks the company's retention amount under its claims-made insurance policies does not include an accrual for claims incurred but not reported because there is insufficient claims history or other reliable basis to support an estimated liability. The company believes that retained professional liability amounts are manageable risks and are not expected to have a material adverse impact on results of operations or financial position.

9. Stock-Based Plans

The company's executive stock-based plans provide for grants of nonqualified or incentive stock options, restricted stock awards or units, stock appreciation rights and performance-based VDI units. All executive stock-based plans are administered by the Organization and Compensation Committee of the Board of Directors ("Committee") comprised of outside directors, none of whom are eligible to participate in the executive plans. Recorded compensation cost for stock-based payment arrangements, which is generally recognized on a straight-line basis, totaled $54 million, $40 million and $37 million for the years ended December 31, 2013, 2012 and 2011, respectively, net of recognized tax benefits of $32 million, $24 million and $22 million for the years ended 2013, 2012 and 2011, respectively.

The following table summarizes restricted stock, restricted stock unit and stock option activity:

	Restricted Stock or Restricted Stock Units		Stock Options	
	Number	Weighted Average Grant Date Fair Value Per Share	Number	Weighted Average Exercise Price Per Share
Outstanding as of December 31, 2010	1,886,108	$39.25	3,035,839	$44.71
Granted	291,912	70.59	548,391	70.76
Expired or canceled	(55,159)	52.87	(73,599)	56.66
Vested/exercised	(828,246)	41.44	(611,130)	41.57
Outstanding as of December 31, 2011	1,294,615	$44.33	2,899,501	$50.00
Granted	450,668	61.70	688,380	62.18
Expired or canceled	(17,109)	58.35	(45,164)	61.57
Vested/exercised	(657,998)	43.46	(309,692)	37.41
Outstanding as of December 31, 2012	1,070,176	$51.96	3,233,025	$53.64
Granted	482,959	61.62	884,574	61.45
Expired or canceled	(11,104)	62.35	(15,607)	65.46
Vested/exercised	(564,265)	50.65	(1,137,285)	46.53
Outstanding as of December 31, 2013	977,766	$57.36	2,964,707	$58.63
Options exercisable as of December 31, 2013			1,477,345	$54.51
Remaining unvested options outstanding and expected to vest			1,442,741	$62.73

As of December 31, 2013, there were a maximum of 13,179,273 shares available for future grant under the company's various stock-based plans. Shares available for future grant included shares which may be granted by the Committee as either stock options, on a share-for-share basis, or restricted stock awards, restricted stock units and VDI units on the basis of one share for each 2.25 available shares.

Restricted stock awards issued under the plans provide that shares awarded may not be sold or otherwise transferred until service-based restrictions have lapsed and any performance objectives have been attained as established by the Committee. Restricted stock units are rights to receive shares subject to certain service and performance conditions as established by the Committee. Generally, upon termination of employment, restricted stock units and restricted shares which have not vested are forfeited. Restricted units and shares granted in 2013, 2012 and 2011 vest ratably over three years. Restricted units and shares granted to the company's directors in 2013, 2012 and 2011 vest or vested on the first anniversary of the grant, except for initial grants that certain directors received upon joining the Board of Directors which vest ratably over a five year period. For the years 2013, 2012 and 2011, recognized compensation expense of $28 million, $25 million and $25 million, respectively, is included in corporate general and administrative expense related to restricted stock awards and units. The fair value of restricted stock that vested during 2013, 2012 and 2011 was $36 million, $38 million and $58 million, respectively. The balance of unamortized restricted stock expense as of December 31, 2013 was $19 million, which is expected to be recognized over a weighted-average period of 1.3 years.

Option grant amounts and award dates are established by the Committee. Option grant prices are the fair value of the company's common stock at such date of grant. Options normally extend for 10 years and become exercisable over a vesting period determined by the Committee. The options granted in 2013, 2012 and 2011 vest ratably over three years. The aggregate intrinsic value, representing the difference between market value on the date of exercise and the option price, of stock options exercised during 2013, 2012 and 2011 was $29 million, $7 million and $18 million, respectively. The balance of unamortized stock option expense as of December 31, 2013 was $8 million, which is expected to be recognized over a weighted-average period of 1.2 years. Expense associated with stock options for the years ended December 31, 2013, 2012 and 2011, which is included in corporate general and administrative expense in the accompanying Consolidated Statement of Earnings, totaled $15 million, $13 million and $12 million, respectively.

The fair value on the grant date and the significant assumptions used in the Black-Scholes option-pricing model are as follows:

	December 31,	
	2013	2012
Weighted average grant date fair value	$17.22	$19.85
Expected life of options (in years)	4.5	4.5
Risk-free interest rate	0.8%	0.8%
Expected volatility	35.8%	41.1%
Expected annual dividend per share	$ 0.64	$ 0.64

The computation of the expected volatility assumption used in the Black-Scholes calculations is based on a 50/50 blend of historical and implied volatility.

Information related to options outstanding as of December 31, 2013 is summarized below:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price Per Share
$30.46 - $41.77	203,118	5.2	$30.46	203,118	5.2	$30.46
$42.11 - $62.50	1,968,710	7.8	57.10	651,771	5.6	47.84
$68.36 - $80.12	792,879	5.8	69.64	622,456	5.4	69.34
	2,964,707	7.1	$58.63	1,477,345	5.5	$54.51

As of December 31, 2013, options outstanding and options exercisable had an aggregate intrinsic value of approximately $64 million and $38 million, respectively.

Performance-based VDI units issued under the plans are based on target award values. The number of units awarded is determined by dividing the applicable target award value by the closing price of the company's common stock on the date of grant. The number of units is adjusted at the end of each performance period based on the achievement of performance criteria. The VDI awards granted in 2013 vest after a period of approximately three years. The VDI awards granted in 2012 vest on the first and third anniversaries of the date of grant. The awards may be settled in cash, based on the closing price of the company's common stock on the vesting date, or company stock. In accordance with ASC 718, these awards are classified as liabilities and remeasured at fair value at the end of each reporting period until the awards are settled. Compensation expense of $43 million, $26 million and $22 million related to these awards is included in corporate general and administrative expense in 2013, 2012 and 2011, respectively, of which $14 million was paid in 2013. The balance of unamortized compensation expense associated with

VDI units as of December 31, 2013 was $19 million, which is expected to be recognized over a weighted-average period of 2.0 years.

10. Earnings Per Share

Basic earnings per share ("EPS") is calculated by dividing net earnings attributable to Fluor Corporation by the weighted average number of common shares outstanding during the period. Potentially dilutive securities include employee stock options, restricted stock units and shares, VDI units and the 1.5% Convertible Senior Notes (see "7. Financing Arrangements" above for information about the Convertible Senior Notes). Diluted EPS reflects the assumed exercise or conversion of all dilutive securities using the treasury stock method.

The calculations of the basic and diluted EPS for the years ended December 31, 2013, 2012 and 2011 under the treasury stock method are presented below:

	Year Ended December 31,		
(in thousands, except per share amounts)	2013	2012	2011
Net earnings attributable to Fluor Corporation	$667,711	$456,330	$593,728
Basic EPS:			
Weighted average common shares outstanding	162,566	167,121	172,501
Basic earnings per share	$ 4.11	$ 2.73	$ 3.44
Diluted EPS:			
Weighted average common shares outstanding	162,566	167,121	172,501
Diluted effect:			
Employee stock options, restricted stock units and shares and VDI units	1,383	1,024	1,393
Conversion equivalent of dilutive convertible debt	405	346	670
Weighted average diluted shares outstanding	164,354	168,491	174,564
Diluted earnings per share	$ 4.06	$ 2.71	$ 3.40
Anti-dilutive securities not included above	1,436	1,557	824

During the years ended December 31, 2013, 2012 and 2011, the company repurchased and canceled 2,591,557, 7,409,200 and 10,050,000 shares of its common stock, respectively, under its stock repurchase program for $200 million, $389 million, and $640 million, respectively.

11. Lease Obligations

Net rental expense amounted to approximately $206 million, $181 million and $166 million in the years ended December 31, 2013, 2012 and 2011, respectively. The company's lease obligations relate primarily to office facilities, equipment used in connection with long-term construction contracts and other personal property. Net rental expense in 2013 was higher compared to 2012, primarily due to an increase in rental equipment required to support project execution activities in the Industrial & Infrastructure segment. Net rental expense in 2012 was higher compared to 2011, primarily due to an increase in rental equipment required to support project execution activities in the Government segment.

The company's obligations for minimum rentals under non-cancelable operating leases are as follows:

Year Ended December 31,	(in thousands)
2014	$54,500
2015	52,200
2016	41,500
2017	35,000
2018	23,300
Thereafter	67,900

12. Noncontrolling Interests

The company applies the provisions of ASC 810-10-45, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net earnings attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated.

As required by ASC 810-10-45, the company has separately disclosed on the face of the Consolidated Statement of Earnings for all periods presented the amount of net earnings attributable to the company and the amount of net earnings attributable to noncontrolling interests. For the years ended December 31, 2013, 2012 and 2011, net earnings attributable to noncontrolling interests were $155 million, $115 million and $104 million, respectively. Income taxes associated with earnings attributable to noncontrolling interests were immaterial in all periods presented. Distributions paid to noncontrolling interests were $125 million, $101 million and $104 million for the years ended December 31, 2013, 2012 and 2011, respectively. Capital contributions by noncontrolling interests were $2 million, $3 million and $23 million for the years ended December 31, 2013, 2012 and 2011, respectively.

13. Contingencies and Commitments

The company and certain of its subsidiaries are subject to litigation, claims, performance guarantees, and other commitments and contingencies arising in the ordinary course of business, including matters related to government contracting and environmental regulations. The company currently does not expect that the ultimate resolution of these matters will have a material adverse effect on its consolidated financial position or results of operations.

As of December 31, 2013 and 2012, several matters were in the litigation and dispute resolution process. The following discussion provides a background and current status of these matters:

Greater Gabbard Offshore Wind Farm Project

The company was involved in a dispute in connection with the Greater Gabbard Project, a $1.8 billion lump-sum project to provide engineering, procurement and construction services for the client's offshore wind farm project in the United Kingdom. The primary dispute was resolved in November 2012 resulting in a pre-tax charge against the company's earnings in the fourth quarter of 2012.

The client had also filed a counterclaim against the company, seeking to recover up to $100 million for past and future costs associated with, among other things, monitoring certain monopiles and transition pieces for alleged defects. The counterclaim and all related disputes were resolved during the second quarter of 2013, with no material effect on earnings. This concluded the company's involvement in the completion of the project.

St. Joe Minerals Matters

Since 1995, the company has been named as a defendant in a number of lawsuits alleging injuries resulting from the lead business of St. Joe Minerals Corporation ("St. Joe") and The Doe Run Company ("Doe Run") in Herculaneum, Missouri, which are discontinued operations. The company was named as a defendant in these lawsuits as a result of its ownership or other interests in St. Joe and Doe Run in the period between 1981 and 1994. In 1994, the company sold its interests in St. Joe and Doe Run, along with all liabilities associated with the lead business, pursuant to a sale agreement in which the buyer agreed to indemnify the company for those liabilities. Until December 2010, substantially all the lawsuits were settled and paid by the buyer; and in all cases the company was fully released.

In December 2010, the buyer settled with certain plaintiffs without obtaining a release for the benefit of the company, leaving the company to defend its case with these plaintiffs in the City of St. Louis Circuit Court. In late July 2011, the jury reached an unexpected verdict in this case, ruling in favor of 16 of the plaintiffs and against the company and certain former subsidiaries for $38.5 million in compensatory and economic damages and $320 million in punitive damages. In August 2011, the court entered judgments based on the verdict.

In December 2011, the company appealed the judgments of the court. Briefings and oral arguments before the Missouri Court of Appeals (Eastern District) have been completed, and the company is awaiting a decision. The company strongly believes that the judgments are not supported by the facts or the law and that it is probable that such judgments will be overturned. Therefore, based upon the present status of this matter, the company does not believe it is probable that a loss will be incurred. Accordingly, the company has not recorded a charge as a result of the judgments. The company has also taken steps to enforce its rights to the indemnification described above.

The company, the buyer and other entities are defendants in 21 additional lawsuits relating to the lead business of St. Joe and Doe Run. The company believes it has strong defenses to these lawsuits and is vigorously defending its position. The company is unable to estimate a range of possible losses in these lawsuits. In addition, the company has filed claims for indemnification under the sale agreement and for other matters raised in these lawsuits. While management believes the company will be ultimately successful in these various matters, if the company was unsuccessful in its appeal of the ruling referenced above or in any of the other lawsuits, or in the prosecution of and collection on our indemnity claims, the company could recognize a material charge to its earnings.

Conex International v. Fluor Enterprises, Inc.

In November 2006, a Jefferson County, Texas, jury reached an unexpected verdict in the case of Conex International ("Conex") v. Fluor Enterprises Inc. ("FEI"), ruling in favor of Conex and awarding $99 million in damages related to a 2001 construction project.

In 2001, Atofina (now part of Total Petrochemicals Inc.) hired Conex International to be the mechanical contractor on a project at Atofina's refinery in Port Arthur, Texas. FEI was also hired to provide certain engineering advice to Atofina on the project. There was no contract between Conex and FEI. Later in 2001 after the project was complete, Conex and Atofina negotiated a final settlement for extra work on the project. Conex sued FEI in September 2003, alleging damages for interference and misrepresentation and demanding that FEI should pay Conex the balance of the extra work charges that Atofina did not pay in the settlement. Conex also asserted that FEI interfered with Conex's contract and business relationship with Atofina. The jury verdict awarded damages for the extra work and the alleged interference.

The company appealed the decision and the judgment against the company was reversed in its entirety in December 2008. Both parties appealed the decision to the Texas Supreme Court, and the court denied both petitions. The company requested rehearing on two issues to the Texas Supreme Court, and that request was denied. The Texas Supreme Court remanded the matter back to the trial court for a new trial. The matter was stayed, pending resolution of certain technical issues associated with the 2011 bankruptcy filing by the plaintiff's parent. These issues have been resolved. The matter has been remanded to the court in Jefferson County, Texas. Based upon the present status of this matter, the company does not believe that there is a reasonable possibility that a loss will be incurred.

Guarantees

In the ordinary course of business, the company enters into various agreements providing performance assurances and guarantees to clients on behalf of certain unconsolidated and consolidated partnerships, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support the project execution commitments of these entities. The performance guarantees have various expiration dates ranging from mechanical completion of the facilities being constructed to a period extending beyond contract completion in certain circumstances. The maximum potential amount of future payments that the company could be required to make under outstanding performance guarantees, which represents the remaining cost of work to be performed by or on behalf of third parties under engineering and construction contracts, was estimated to be $7.8 billion as of December 31, 2013. Amounts that may be required to be paid in excess of estimated cost to complete contracts in progress are not estimable. For cost reimbursable contracts, amounts that may become payable pursuant to guarantee provisions are normally recoverable from the client for work performed under the contract. For lump-sum or fixed-price contracts, the performance guarantee amount is the cost to complete the contracted work, less amounts remaining to be billed to the client under the contract. Remaining billable amounts could be greater or less than the cost to complete. In those cases where costs exceed the remaining amounts payable under the contract, the company may have recourse to third parties, such as owners, co-venturers, subcontractors or vendors for claims. The company assessed its performance guarantee obligation as of December 31, 2013 and 2012 in accordance with ASC 460, "Guarantees" and the carrying value of the liability was not material.

Financial guarantees, made in the ordinary course of business in certain limited circumstances, are entered into with financial institutions and other credit grantors and generally obligate the company to make payment in the event of a default by the borrower. These arrangements generally require the borrower to pledge collateral to support the fulfillment of the borrower's obligation.

Other Matters

The company and certain of its clients have made claims arising from the performance under its contracts. The company recognizes revenue, but not profit, for certain significant claims (including change orders in dispute and unapproved change orders in regard to both scope and price) when it is determined that recovery of incurred costs is probable and the amounts can be reliably estimated. Under ASC 605-35-25, these requirements are satisfied when (a) the contract or other evidence provides a legal basis for the claim, (b) additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the company's performance, (c) claim-related costs are identifiable and considered reasonable in view of the work performed, and (d) evidence supporting the claim is objective and verifiable. The company periodically evaluates its position and the amounts recognized in revenue with respect to all its claims. Recognized claims against clients amounted to $20 million as of December 31, 2012, and are included in contract work in progress in the accompanying Consolidated Balance Sheet. There were no recognized claims against clients as of December 31, 2013. The company periodically evaluates its position and the amounts recognized in revenue with respect to all its claims.

From time to time, the company enters into significant contracts with the U.S. government and its agencies. Government contracts are subject to audits and investigations by government representatives with respect to the company's compliance with various restrictions and regulations applicable to government contractors, including but not limited to the allowability of costs incurred under reimbursable contracts. In connection with performing government contracts, the company maintains reserves for estimated exposures associated with these matters.

The company's operations are subject to and affected by federal, state and local laws and regulations regarding the protection of the environment. The company maintains reserves for potential future environmental cost where such obligations are either known or considered probable, and can be reasonably estimated. The company believes, based upon present information available to it, that its reserves with respect to future environmental cost are adequate and such future cost will not have a material effect on the company's consolidated financial position, results of operations or liquidity. However, the imposition of more stringent requirements under environmental laws or regulations, new developments or changes regarding site cleanup cost or the allocation of such cost among potentially responsible parties, or a determination that the company is potentially responsible for the release of hazardous substances at sites other than those currently identified, could result in additional expenditures, or the provision of additional reserves in expectation of such expenditures.

14. Variable Interest Entities

In the normal course of business, the company forms partnerships or joint ventures primarily for the execution of single contracts or projects. The majority of these partnerships or joint ventures are characterized by a 50 percent or less, noncontrolling ownership or participation interest, with decision making and distribution of expected gains and losses typically being proportionate to the ownership or participation interest. Many of the partnership and joint venture agreements provide for capital calls to fund operations, as necessary. Such funding is infrequent and is not anticipated to be material. The company accounts for its partnerships and joint ventures in accordance with ASC 810.

In accordance with ASC 810, the company assesses its partnerships and joint ventures at inception to determine if any meet the qualifications of a VIE. The company considers a partnership or joint venture a VIE if either (a) the total equity investment is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) characteristics of a controlling financial interest are missing (either the ability to make decisions through voting or other rights, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity), or (c) the voting rights of the equity holders are not proportional to their obligations to absorb the expected losses of the entity and/or their rights to receive the expected residual returns of the entity, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. Upon the occurrence of certain events outlined in ASC 810, the company reassesses its initial determination of whether the partnership or joint venture is a VIE. The majority of the company's partnerships and joint ventures qualify as VIEs because the total equity investment is typically nominal and not sufficient to permit the entity to finance its activities without additional subordinated financial support.

The company also performs a qualitative assessment of each VIE to determine if the company is its primary beneficiary, as required by ASC 810. The company concludes that it is the primary beneficiary and consolidates the VIE if the company has both (a) the power to direct the economically significant activities of the entity and (b) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. The company considers the contractual agreements that define the ownership structure, distribution of profits and losses, risks, responsibilities, indebtedness, voting rights and board representation of the respective parties in determining if the company is the primary beneficiary. The company also considers all parties that have direct or implicit variable interests when determining whether it is the primary beneficiary. As required by ASC 810, management's assessment of whether the company is the primary beneficiary of a VIE is continuously performed.

In most cases, when the company is not the primary beneficiary and not required to consolidate the VIE, the proportionate consolidation method of accounting is used for joint ventures and partnerships in the construction industry, whereby the company recognizes its proportionate share of revenue, cost and profit in its Consolidated Statement of Earnings and uses the one-line equity method of accounting in the Consolidated Balance Sheet, which is a common application of ASC 810-10-45-14 in the construction industry. The equity and cost methods of accounting for the investments are also used, depending on the company's respective ownership interest, amount of influence over the VIE and the nature of services provided by the VIE. The net carrying value of the unconsolidated VIEs classified under "Investments" and "Other accrued liabilities" in the Consolidated Balance Sheet was a net asset of $122 million and $22 million as of December 31, 2013 and 2012, respectively. Some of the company's VIEs have debt; however, such debt is typically non-recourse in nature. The company's maximum exposure to loss as a result of its investments in unconsolidated VIEs is typically limited to the aggregate of the carrying value of the investment and future funding commitments. Future funding commitments as of December 31, 2013 for the unconsolidated VIEs were $36 million.

In some cases, the company is required to consolidate certain VIEs. As of December 31, 2013, the carrying values of the assets and liabilities associated with the operations of the consolidated VIEs were $1.2 billion and $731 million, respectively. As of December 31, 2012, the carrying values of the assets and liabilities associated with the operations of the consolidated VIEs were $1.0 billion and $664 million, respectively. The assets of a VIE are restricted for use only for the particular VIE and are not available for general operations of the company.

The company has agreements with certain VIEs to provide financial or performance assurances to clients. See "13. Contingencies and Commitments" for a further discussion of such agreements. None of the VIEs are individually material to the company's results of operations, financial position or cash flows except for the Fluor SKM joint venture, which is material to the company's revenue and is discussed below under "— Fluor SKM Joint Venture." Below is a discussion of some of the company's more significant or unique VIEs and related accounting considerations.

Interstate 95 High-Occupancy Toll ("HOT") Lanes Project

In August 2012, the company was awarded the $925 million Interstate 95 HOT Lanes Project in Virginia. The project is a public-private partnership between the Virginia Department of Transportation ("VDOT") and 95 Express Lanes, LLC, a joint venture in which the company has a 10 percent interest and Transurban (USA) Inc. has a 90 percent interest. Under the agreement, VDOT owns and oversees the addition and extension of HOT lanes, interchange improvements and construction of commuter parking lots on 29 miles of I-95 in northern Virginia. As concessionaire, 95 Express Lanes, LLC will develop, design, finance, construct, maintain and operate the improvements and HOT lanes under a 75-year concession agreement. The construction is being financed primarily through grant funding from VDOT, private activity bonds, a non-recourse loan from the federal Transportation Infrastructure Finance Innovation Act ("TIFIA"), which is administered by the U.S. Department of Transportation, and equity contributions from the joint venture members.

The construction of the improvements and HOT lanes are being performed by a construction joint venture in which the company has a 65 percent interest and Lane Construction has a 35 percent interest ("Fluor-Lane 95"). Transurban (USA) Inc. will perform the operations and maintenance upon completion of the improvements and commencement of operations of the toll lanes. The company has evaluated its interest in Fluor-Lane 95 and has determined that it is the primary beneficiary. Accordingly, the company consolidates the accounts of Fluor-Lane 95. As of December 31, 2013, the company's financial statements included assets of $119 million and liabilities of $115 million for Fluor-Lane 95. As of December 31, 2012, the company's financial statements included assets of $80 million and liabilities of $68 million for Fluor-Lane 95.

The company has also evaluated its interest in 95 Express Lanes, LLC and has determined that it is not the primary beneficiary. Based on contractual documents, the company's maximum exposure to loss relating to its investment in Fluor-Transurban is its future funding commitment of $9 million, plus its investment balance of $19 million. The company will never have repayment obligations associated with any of the debt because it is non-recourse to the joint venture members. The company accounts for its ownership interest in 95 Express Lanes, LLC under the equity method of accounting.

Eagle P3 Commuter Rail Project

In August 2010, the company was awarded its $1.7 billion share of the Eagle P3 Commuter Rail Project in the Denver metropolitan area. The project is a public-private partnership between the Regional Transportation District in Denver, Colorado ("RTD") and Denver Transit Partners ("DTP"), a wholly-owned subsidiary of Denver Transit Holdings LLC ("DTH"), a joint venture in which the company has a 10 percent interest, with two additional partners each owning a 45 percent interest. Under the agreement, RTD owns and oversees the addition of railways, facilities and rolling stock for three new commuter and light rail corridors in the Denver metropolitan area. RTD is funding the construction of the railways and facilities through the issuance of $398 million of private activity bonds, as well as from various other sources, including federal grants. RTD advanced the proceeds of the private activity bonds to DTP as a loan that is non-recourse to the company and will be repaid to RTD over the life of the concession agreement. DTP, as concessionaire, will design, build, finance, operate and maintain the railways, facilities and rolling stock under a 35-year concession agreement. The company has determined that DTH is a VIE for which the company is not the primary beneficiary. DTH is accounted for under the equity method of accounting. Based on contractual documents, the company's maximum exposure to loss relating to its investments in DTH is limited to its future funding commitment of $5 million, plus the carrying value of its investment of less than $1 million.

The construction of the railways and facilities is being performed through subcontract arrangements by Denver Transit Systems ("DTS") and Denver Transit Constructors ("DTC"), construction joint ventures in which the company has an ownership interest of 50 percent and 40 percent, respectively. The company has determined that DTS and DTC are VIEs for which the company is the primary beneficiary. Therefore, the company consolidates the accounts of DTS and DTC in its financial statements. As of December 31, 2013, the combined carrying values of the assets and liabilities of DTS and DTC were $150 million and $72 million, respectively. As of December 31, 2012, the combined carrying values of the assets and liabilities of DTS and DTC were $120 million and $79 million, respectively. The company has provided certain performance guarantees on behalf of DTS.

Fluor SKM Joint Venture

In 2008, the Fluor SKM joint venture was awarded the initial program management, engineering and construction management contract for the expansion of port, rail and mine facilities for BHP Billiton Limited's iron ore mining project in the Pilbara region of Western Australia. Fluor SKM is a joint venture between Fluor Australia Pty Ltd and Sinclair Knight Merz ("Fluor SKM") in which Fluor Australia Pty Ltd has a 55 percent interest and Sinclair Knight Merz has the remaining 45 percent interest.

The company has evaluated its interest in Fluor SKM and has determined that the company is the primary beneficiary. Accordingly, the company consolidates the accounts of Fluor SKM. For the years ended December 31, 2013, 2012 and 2011, the company's results of operations included revenue of $1.8 billion, $3.4 billion and $1.8 billion, respectively. As of December 31, 2013, the carrying values of the assets and liabilities of the Fluor SKM joint venture were $62 million and $83 million, respectively. As of December 31, 2012, the carrying values of the assets and liabilities of the Fluor SKM joint venture were $107 million and $123 million, respectively.

Interstate 495 Capital Beltway Project

In December 2007, the company was awarded the $1.3 billion Interstate 495 Capital Beltway HOT Lanes Project in Virginia. The project is a public-private partnership between VDOT and Capital Beltway Express LLC, a joint venture in which the company has a 10 percent interest and Transurban (USA) Inc. has a 90 percent interest ("Fluor-Transurban"). Under the agreement, VDOT owns and oversees the addition of traffic lanes, interchange improvements and construction of HOT lanes on 14 miles of the I-495 Capital Beltway in northern Virginia. Fluor-Transurban, as concessionaire, will develop, design, finance, construct, maintain and operate the improvements and HOT lanes under an 80-year concession agreement. The construction was financed through grant funding from VDOT, non-recourse borrowings from issuance of public tax-exempt bonds, a non-recourse loan from TIFIA, which is administered by the U.S. Department of Transportation and equity contributions from the joint venture members.

The construction of the improvements and HOT lanes, which was completed during 2013, was performed by a construction joint venture in which the company has a 65 percent interest and Lane Construction has a 35 percent interest ("Fluor-Lane"). Transurban (USA) Inc. is currently performing the operations and maintenance of the toll lanes. The company has evaluated its interest in Fluor-Lane and has determined that it is the primary beneficiary. Accordingly, the company consolidates the accounts of Fluor-Lane. As of December 31, 2013, the company's financial statements included assets of $7 million and liabilities of $7 million for Fluor-Lane. As of December 31, 2012, the company's financial statements included assets of $53 million and liabilities of $49 million for Fluor-Lane.

The company has also evaluated its interest in Fluor-Transurban and has determined that it is not the primary beneficiary. The company's maximum exposure to loss relating to its investment in Fluor-Transurban is its investment balance of $10 million. The company will never have repayment obligations associated with any of the debt because it is non-recourse to the joint venture members. The company accounts for its ownership interest in Fluor-Transurban under the equity method of accounting.

15. Operations by Business Segment and Geographic Area

The company provides professional services in the fields of engineering, procurement, construction and maintenance, as well as project management, on a global basis and serves a diverse set of industries worldwide. The five principal business segments are: Oil & Gas, Industrial & Infrastructure, Government, Global Services and Power, as discussed further below.

Effective January 1, 2013, the company implemented certain organizational changes that impacted the composition of its reportable segments. The company's operations and maintenance activities, previously included in the Global Services segment, have been integrated into the Industrial & Infrastructure segment as part of the new industrial services business line, which also includes project execution activities that were previously reported in the manufacturing and life sciences business line. Additionally, the Global Services segment now includes activities associated with the company's efforts to grow its fabrication and construction capabilities and the operations of its procurement entity, Acqyre. Segment operating information for 2012 and 2011 has been recast to reflect these organizational changes.

The Oil & Gas segment provides design, engineering, procurement, construction and project management professional services for upstream oil and gas production, downstream refining, offshore production, chemicals and petrochemicals markets. The revenue of a single customer and its affiliates of the Oil & Gas segment amounted to 12 percent, 11 percent and 13 percent of the company's consolidated revenue during the year ended December 31, 2013, 2012 and 2011, respectively.

The Industrial & Infrastructure segment provides design, engineering, procurement and construction services to the mining and metals, transportation, life sciences, manufacturing, commercial and institutional, telecommunications, wind power, microelectronics, water and healthcare sectors. The revenue of a single customer and its affiliates of the Industrial & Infrastructure segment amounted to 13 percent of the company's consolidated revenue during the year ended December 31, 2012.

The Government segment provides engineering, construction, logistics support, contingency response, and management and operations services to the U.S. government. The percentage of the company's consolidated revenue from work performed for various agencies of the U.S. government was 10 percent, 12 percent and 14 percent during the years ended December 31, 2013, 2012 and 2011, respectively.

The Global Services segment includes site equipment and tool services, industrial fleet services, construction, fabrication and modularization and supply chain solutions. In addition, Global Services provides temporary staffing of technical, professional and administrative personnel for projects in all segments.

The Power segment provides engineering, procurement, construction, program management, start-up and commissioning, operations and maintenance and technical services to the gas fueled, solid fueled, environmental compliance, renewables, nuclear and power services markets. The Power segment includes the operations of NuScale Power, LLC, the Oregon-based designer of small modular nuclear reactors acquired by the company in 2011, which is managed as a separate operating segment within the Power segment.

The reportable segments follow the same accounting policies as those described in Major Accounting Policies. Management evaluates a segment's performance based upon segment profit. Intersegment revenue is insignificant. The company incurs cost and expenses and holds certain assets at the corporate level which relate to its business as a whole. Certain of these amounts have been charged to the company's business segments by various methods, largely on the basis of usage. Total assets not allocated to segments and held in "Corporate and other" primarily include cash, marketable securities, income-tax related assets, pension assets, deferred compensation trust assets and corporate property, plant and equipment.

Engineering services for international projects are often performed within the United States or a country other than where the project is located. Revenue associated with these services has been classified within the geographic area where the work was performed.

Operating Information by Segment

(in millions)	Year Ended December 31, 2013	2012	2011
External revenue			
Oil & Gas	$11,519.8	$ 9,513.9	$ 7,961.7
Industrial & Infrastructure	11,081.7	13,237.8	10,705.5
Government	2,749.1	3,304.7	3,398.2
Global Services	611.8	679.6	572.6
Power	1,389.2	841.1	743.4
Total external revenue	$27,351.6	$27,577.1	$23,381.4
Segment profit (loss)			
Oil & Gas	$ 441.1	$ 334.7	$ 275.6
Industrial & Infrastructure	476.0	176.5	418.9
Government	161.4	149.7	145.5
Global Services	119.7	125.4	122.2
Power	11.7	(16.9)	81.1
Total segment profit	$ 1,209.9	$ 769.4	$ 1,043.3
Depreciation and amortization of fixed assets			
Oil & Gas	$ —	$ —	$ —
Industrial & Infrastructure	1.5	2.4	5.3
Government	9.5	12.9	10.8
Global Services	117.7	124.6	117.0
Power	1.1	0.9	—
Corporate and other	76.5	69.6	66.3
Total depreciation and amortization of fixed assets	$ 206.3	$ 210.4	$ 199.4
Capital expenditures			
Oil & Gas	$ —	$ —	$ —
Industrial & Infrastructure	2.9	0.5	0.6
Government	4.1	5.7	10.7
Global Services	145.3	184.5	248.0
Power	1.3	3.6	—
Corporate and other	134.9	60.4	78.9
Total capital expenditures	$ 288.5	$ 254.7	$ 338.2
Total assets			
Oil & Gas	$ 1,643.8	$ 1,704.4	
Industrial & Infrastructure	909.7	751.7	
Government	580.6	827.2	
Global Services	758.9	768.9	
Power	154.9	120.6	
Corporate and other	4,276.0	4,103.2	
Total assets	$ 8,323.9	$ 8,276.0	
Goodwill			
Oil & Gas	$ 7.1	$ 7.1	
Industrial & Infrastructure	18.6	18.7	
Government	57.5	46.5	
Global Services	20.3	18.4	
Power	10.6	10.6	
Total goodwill	$ 114.1	$ 101.3	

- *Industrial & Infrastructure.* Segment profit for 2012 and 2011 was impacted by pre-tax charges for the Greater Gabbard Project totaling $416 million and $60 million, respectively. Segment profit for 2012 also included a pre-tax gain of $43 million on the sale of the company's unconsolidated interest in a telecommunications company located in the United Kingdom.
- *Government.* Segment profit in 2013 included pre-tax income of $57 million resulting from the favorable resolution of various issues with the U.S. government related to 2001 - 2013. Of this amount, $31 million was the result of resolving challenges as to the reimbursability of certain costs, $11 million was the result of a favorable court ruling that resolved certain disputed items and $15 million was related to the closeout and final disposition of other matters.
- *Global Services.* During 2013, 2012 and 2011, intercompany revenue for the Global Services segment, excluded from the amounts shown above, was $505 million, $462 million and $406 million, respectively.
- *Power.* Segment profit for 2013, 2012 and 2011 included research and development expenses of $53 million, $63 million and $7 million, respectively, associated with the operations of NuScale.

Reconciliation of Segment Information to Consolidated Amounts

	Year Ended December 31,		
(in millions)	2013	2012	2011
Total segment profit	$1,209.9	$ 769.4	$1,043.3
Corporate general and administrative expense	(175.1)	(151.0)	(163.5)
Interest income (expense), net	(12.5)	(0.5)	16.4
Earnings attributable to noncontrolling interests	155.3	115.6	105.6
Earnings before taxes	$1,177.6	$ 733.5	$1,001.8

Operating Information by Geographic Area

	External Revenue Year Ended December 31,			Total Assets As of December 31,	
(in millions)	2013	2012	2011	2013	2012
United States	$ 7,295.0	$ 7,021.4	$ 6,959.8	$4,329.4	$4,410.3
Canada	6,275.8	5,371.9	4,127.5	927.8	925.9
Asia Pacific (includes Australia)	4,503.4	6,349.7	4,395.5	791.4	1,140.3
Europe	2,096.3	1,632.9	1,736.8	1,150.4	1,196.2
Central and South America	3,509.7	3,526.5	2,822.5	657.8	260.2
Middle East and Africa	3,671.4	3,674.7	3,339.3	467.1	343.1
Total	$27,351.6	$27,577.1	$23,381.4	$8,323.9	$8,276.0

Non-Operating Expense

Non-operating expense items of $1.8 million, $11.7 million and $13.5 million were included in corporate general and administrative expense in 2013, 2012 and 2011, respectively. Non-operating expenses in 2013, 2012 and 2011 primarily included expenses associated with previously divested operations.

16. Quarterly Financial Data (Unaudited)

The following is a summary of the quarterly results of operations:

(in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2013				
Revenue	$7,185.6	$7,190.3	$6,684.2	$6,291.5
Cost of revenue	6,843.8	6,857.5	6,329.7	5,955.4
Earnings before taxes	306.3	298.7	304.7	267.9
Net earnings	213.3	207.3	217.4	185.0
Net earnings attributable to Fluor Corporation	166.5	161.4	173.0	166.8
Earnings per share				
Basic	$ 1.02	$ 0.99	$ 1.06	$ 1.03
Diluted	1.02	0.98	1.05	1.01
Year ended December 31, 2012				
Revenue	$6,290.1	$7,128.2	$7,136.1	$7,022.7
Cost of revenue	6,014.2	6,809.8	6,829.8	7,038.3
Earnings (loss) before taxes	240.8	288.2	264.5	(60.0)
Net earnings	177.2	192.5	172.3	29.1
Net earnings (loss) attributable to Fluor Corporation	154.9	161.2	144.6	(4.4)
Earnings (loss) per share				
Basic	$ 0.92	$ 0.96	$ 0.87	$ (0.03)
Diluted	0.91	0.95	0.86	(0.03)

Net earnings in the fourth quarter in 2013 included pre-tax income of $57 million (or $0.22 per diluted share) resulting from the favorable resolution of various issues with the U.S. government related to 2001 - 2013. Of this amount, $31 million was the result of resolving challenges as to the reimbursability of certain costs, $11 million was the result of a favorable court ruling that resolved certain disputed items and $15 million was related to the closeout and final disposition of other matters.

Net earnings in the fourth quarter of 2012 were impacted by pre-tax charges for the Greater Gabbard Project totaling $416 million (or $1.61 per diluted share). Net earnings in the fourth quarter of 2012 also included a pre-tax gain of $43 million (or $0.17 per diluted share) on the October 2012 sale of the company's unconsolidated interest in a telecommunications company located in the United Kingdom and tax benefits of $43 million ($0.26 per diluted share) associated with the net reduction of tax reserves for various domestic and international disputed items and an IRS settlement. The tax benefits are disclosed in "3. Income Taxes" above.

SHAREHOLDERS' REFERENCE

Common Stock Information

At February 20, 2014, there were 160,121,828 shares outstanding and approximately 5,666 shareholders of record of Fluor's common stock.

Registrar and Transfer Agent

Computershare
P.O. Box 30170
College Station, TX 77842-3170
Telephone: (877) 870-2366
Web: www.computershare.com

Independent Registered Public Accounting Firm

Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Annual Shareholders' Meeting

Please visit investor.fluor.com for information regarding the time and *location of our shareholders' meeting.*

Stock Trading

Fluor's stock is traded on the New York Stock Exchange. Common stock domestic trading symbol: FLR

Company Contacts

Shareholders may call
(888) 432-1745

Investor Relations:
Kenneth H. Lockwood
(469) 398-7220

Electronic Delivery of Annual Report and Proxy Statements

To expedite shareholders' receipt of materials, lower the costs of the annual meeting and conserve natural resources, we are offering you, as a Fluor shareholder, the option of viewing future Fluor Annual Reports and Proxy Statements on the Internet. Please visit investor.fluor.com to register and learn more about this feature.

Fluor is a registered service mark of Fluor Corporation. TRS is a registered service mark of TRS Staffing Solutions, Inc. AMECO is a registered service mark of American Equipment Company, Inc. Site Services is a registered service mark of American Equipment Company, Inc. Econamine FG Plus is a service mark of Fluor Enterprises, Inc. Fluor-de-Lis logo is a registered service mark of Fluor Corporation. Fluor Constructors is a service mark of Fluor Corporation.

Environmental Benefits Statement

Environmental impact estimates were made using the Environmental Defense Paper Calculator.

For More Information Visit:
www.papercalculator.org

By using Appleton Coated Utopia TWO: XTRA Green, Fluor saved the following resources:

Trees: 45 fully grown
Water: 16,292 gallons
Kilo-watt Hours: 5589.96 kwh
Energy: 30.9 million BTU
Solid Waste: 2,695 pounds
Greenhouse Gases: 15,268 pounds

FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C012076

PERFORMANCE GRAPH

The graph to the right depicts the Company's total return to shareholders from December 31, 2008, through December 31, 2013, relative to the performance of the S&P 500 Composite Index and the Dow Jones Heavy Construction Industry Group Index ("DJ Heavy"), which is a published industry index. This graph assumes the investment of $100 on December 31, 2008, in each of Fluor Corporation, the S&P 500 Composite Index, the DJ Heavy, and the reinvestment of dividends paid since that date.


$300
$200
$100
$50

	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13
Fluor	$100.00	$103.20	$153.41	$117.28	$138.76	$188.47
S&P 500	$100.00	$128.24	$147.55	$150.66	$174.75	$228.09
DJ Heavy	$100.00	$115.97	$148.32	$121.82	$147.16	$188.76


N
4 - 11/16" DIA HOLES FOR
5/8" DIA A325 BOLTS
@ TOP FLG ONLY
3'-0"
E-401 (REF)
1'-3"
7 1/2"
7 1/2"
W8X24
1 3/4"
BM
FIXED
SUPPORT
3"
3"
SLIDING
NPD: 2 in
Pipe Spec: HC35
Insulation Class: 51PI1C-M
Heat Tracing: None
FLUSHING RING
EL 37' 2"
NPD: 2 in
Pipe Spec: HC72
Insulation Class: 54PI1C-M
Heat Tracing: None
LT-67001B
EL 28' 0"
FLUSHING RING
EL 28' 0"
NPD: 2 in
Pipe Spec: HC72
Insulation Class: 54PI1C-M
Heat Tracing: None
LT-67001C
EL 28' 0"
FLUSHING RING
EL 28' 0"
NPD: 2 in
Pipe Spec: HC72
Insulation Class: 54PI1C-M
Heat Tracing: None
LT-67001C
EL 20' 2"
FLUSHING RING
W8X18
W10X22
1 1/2" THK GALV GRATING
TYP
SIM
OR ENTERPRISES
INC
F-3081
PLANT NO.
FLUOR
FLUOR CORPORATION
6700 LAS COLINAS BLVD IRVING, TEXAS 75039 FLUOR.COM
CHARGE NUMBER
48717
SCALE
⅜" = 1'-0"
B3-3104SS47E-48717
REV.
B
PRINTED
VER.